As filed with the Securities and Exchange Commission on February 13, 2007
Registration No. 333-139300

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHS INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Minnesota	41-0251095
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

David Kastelic
Senior Vice President and General Counsel
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712
Fax (651) 355-4554
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Michael W. Clausman
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, Minnesota 55402
(612) 340-2600
Fax (612) 340-8738

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED FEBRUARY 13, 2007

PROSPECTUS

1,375,983 Shares

CHS Inc.

8% Cumulative Redeemable Preferred Stock

We are issuing 1,375,983 shares of our 8% Cumulative Redeemable Preferred Stock to redeem $35,899,396.47 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis based on the face value of patronage certificates eligible for redemption. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to active members that are not individuals and who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. For each member eligible to receive such preferred stock, shares will be issued only in a number that does not exceed 14,660 shares of preferred stock (which equals one-quarter of one percent (0.25%) of our total shares of preferred stock outstanding as of the end of the 2006 calendar year). See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $26.09, which is the greater of $25.26 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.26 of accumulated dividends from January 1, 2007 through February 15, 2007) or the closing price for one share of the preferred stock on February 8, 2007. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities, we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

Holders of the preferred stock are entitled to receive cash dividends at the rate of $2.00 per share per year. Dividends are payable quarterly in arrears when, as and if declared on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends payable on the preferred stock are cumulative. The preferred stock is subject to redemption and has the preferences described in this prospectus. The preferred stock is not convertible into any of our other securities and is non-voting except in certain limited circumstances.

The preferred stock is traded on The NASDAQ Global Select Market under the trading symbol “CHSCP.” On February 8, 2007, the closing price of the preferred stock was $26.09 per share.

Ownership of our preferred stock involves risks. See “Risk Factors” beginning on page 6.

We expect to issue the preferred stock on or about February 15, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CHS Inc.

5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000

The date of this prospectus is February   , 2007.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus is current as of the date on the front of this prospectus.

References in this prospectus, and the documents incorporated by reference in this prospectus, to “CHS,” the “Company,” “we,” “our” and “us” refer to CHS Inc., a Minnesota cooperative corporation, and its subsidiaries. We maintain a web site at http://www.chsinc.com. Information contained in our website does not constitute part of this prospectus.

All references to “preferred stock” in this prospectus are to our 8% Cumulative Redeemable Preferred Stock unless the context requires otherwise.

PROSPECTUS SUMMARY

The following summary highlights information we present in greater detail elsewhere in this prospectus and in the information incorporated by reference in it. This summary may not contain all of the information that is important to you and you should carefully consider all of the information contained or incorporated by reference in this prospectus. This prospectus contains forward-looking statements that are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under “Risk Factors” and elsewhere in this prospectus.

CHS Inc.

CHS Inc. (referred to herein as “CHS”, “we” or “us”) is one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their local cooperatives (referred to herein as “members”) from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock, which is listed on the NASDAQ Global Select Market under the symbol CHSCP. We buy commodities from and provide products and services to patrons (including our members and other non-member customers), both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2006, our total revenues were $14.4 billion and our net income was $490.3 million. On November 30, 2006, we had 5,864,238 shares of preferred stock outstanding.

We have aligned our business segments based on an assessment of how our businesses operate and the products and services they sell. Our three business segments — Energy, Ag Business and Processing — create vertical integration to link producers with consumers. Our Energy segment refines, wholesales and retails petroleum products. Our Ag Business segment originates and markets grain, including service activities conducted at export terminals, has retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and also derives equity income from agronomy joint ventures, grain export joint ventures and other investments. Our Processing segment sells soybean meal and soybean refined oil, and also derives equity income from wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture, and an ethanol manufacturing company. We include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenue size of those businesses. These businesses primarily include our insurance, hedging and other service activities related to crop production.

Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

Our earnings from cooperative business are allocated to members (and to a limited extent to non-members with which we have agreed to do business on a patronage basis) based on the volume of business they do with us. We allocate these earnings to our patrons in the form of patronage refunds (which are also called patronage dividends) in cash and patron’s equities, which may be redeemed over time. Earnings derived from non-members, which are not allocated patronage, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and we qualify for patronage refunds from them.

Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS Inc., resulting from the merger of the two entities in 1998, is headquartered in Inver Grove Heights, Minnesota.

Energy

We are the nation’s largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing (including ethanol and biodiesel) and distribution of refined fuels (gasoline, diesel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. Our Energy segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex brand to member cooperatives and others through a network of approximately 1,600 independent retail sites, including approximately 850 that operate Cenex/Ampride convenience stores.

Ag Business

Our Ag Business segment includes agronomy, country operations and grain marketing. We conduct our wholesale and some of our retail agronomy operations through our 50% ownership interest in Agriliance LLC (Agriliance). Land O’Lakes, Inc. (Land O’Lakes) holds the other 50% ownership interest. Agriliance is one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products based upon annual sales. At November 30, 2006, our equity investment in Agriliance was $159.6 million. We also hold an ownership interest in CF Industries Holding, Inc. (CFIH) of approximately 2.9%. Prior to CFIH’s initial public offering, Agriliance entered into a multi-year supply contract with CFIH, and as a result, given our small ownership interest in the company, we now consider the relationship to be as a supplier rather than a strategic joint venture.

Our country operations business purchases a variety of grains from our producer members and other third parties, and provides cooperative members and producers with access to a full range of products and services including farm supplies and programs for crop and livestock production. Country operations operates at 325 locations, which includes 3 sunflower plants, dispersed throughout Minnesota, North Dakota, South Dakota, Montana, Nebraska, Kansas, Oklahoma, Colorado, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.

We are the nation’s largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling about 1.4 billion bushels annually. During fiscal year 2006, we purchased approximately 64% of our total grain volumes from individual and cooperative association members and our country operations business, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our grain marketing operations directly, but do conduct some of our business through joint ventures.

Processing

Our Processing segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products and also for renewable fuels. We have focused on areas that allow us to utilize the products supplied by our member producers. These areas are oilseed processing, wheat milling, foods and renewable fuels.

The Issuance

We are issuing 1,375,983 shares of our 8% Cumulative Redeemable Preferred Stock to redeem $35,899,396.47 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis based on the face value of patronage certificates eligible for redemption. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to active members that are not individuals who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. For each member eligible to receive such preferred stock, shares will be issued only in a number that does not exceed 14,660 shares of preferred stock (which equals one-quarter of one percent (0.25%) of our total shares of preferred stock outstanding as of the end of the 2006 calendar year). See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $26.09, which is the greater of $25.26 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.26 of accumulated dividends from January 1, 2007 through February 15, 2007) or the closing price for one share of the preferred stock on The NASDAQ Global Select Market on February 8, 2007. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities, we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

Terms of the Preferred Stock

Dividends	Holders of the preferred stock (which include both members and non-member third parties) are entitled to receive cash dividends at the rate of $2.00 per share per year when, as and if declared by our board of directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday.

Liquidation Rights	In the event of our liquidation, holders of the preferred stock will be entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the preferred stock.

Rank	As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

• any patronage refund;

• any other class or series of our capital stock designated by our board of directors as junior to the preferred stock; and

• our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock, rank equally with the preferred stock as to the payment of dividends and the distribution of assets.

Redemption at our Option	We may not redeem the preferred stock prior to February 1, 2008. On or after that date we may, at our option, redeem the preferred stock, in whole or from time to time in part, for cash at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption.

Redemption at the Holder’s Option	In the event of a change in control initiated by our board of directors, holders of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of preferred stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. “Change in control” is defined in “Description of the Preferred Stock-Redemption at the Holder’s Option.”

No Exchange or Conversion Rights, No Sinking Fund	The preferred stock is not exchangeable for or convertible into shares of any other shares of our capital stock or any other securities or property. The preferred stock is not subject to the operation of any purchase, retirement or sinking fund.

Voting Rights	Holders of the preferred stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of two-thirds of the outstanding preferred stock will be required to approve:

• any amendment to our articles of incorporation or the resolutions establishing the terms of the preferred stock if the amendment adversely affects the rights or preferences of the preferred stock; or

• the creation of any class or series of equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS.

No Preemptive Rights	Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Trading	The preferred stock is listed on The NASDAQ Global Select Market under the symbol “CHSCP”.

Comparison of Rights	Holders of the preferred stock have different rights from those of holders of patrons’ equities. See “Comparison of Rights of Holders of Patrons’ Equities and Rights of Holders of Preferred Stock.”

Risk Factors	Ownership of our preferred stock involves risks. See “Risk Factors” beginning on page 6.

Summary Selected Consolidated Financial Data

The selected consolidated financial data below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial information for August 31, 2006, 2005 and 2004 and for the three months ended November 30, 2006 and 2005 should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this filing. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

Summary Selected Consolidated Financial Data

	Three Months Ended
	November 30				Years Ended August 31,
	2006		2005		2006		2005		2004		2003		2002
	(Unaudited)		(Unaudited)
	(Dollars in thousands)

Income Statement Data:
Revenues	$3,751,070		$3,453,513		$14,383,835		$11,926,962		$10,969,081		$9,314,116		$7,187,578
Cost of goods sold	3,528,794		3,199,068		13,570,507		11,449,858		10,527,715		8,989,050		6,877,951

Gross profit	222,276		254,445		813,328		477,104		441,366		325,066		309,627
Marketing, general and administrative	52,102		49,626		231,238		199,354		202,455		175,662		170,458

Operating earnings	170,174		204,819		582,090		277,750		238,911		149,404		139,169
Gain on sale of investments	(5,348)						(13,013)		(14,666)
Gain on legal settlements									(692)		(10,867)		(2,970)
Interest, net	7,688		7,331		41,305		41,509		42,758		40,516		37,009
Equity income from investments	(4,531)		(9,177)		(84,188)		(95,742)		(79,022)		(47,299)		(58,133)
Minority interests	18,912		32,161		85,974		47,736		33,830		21,950		15,390

Income from continuing operations before income taxes	153,453		174,504		538,999		297,260		256,703		145,104		147,873
Income taxes	17,171		20,478		49,327		30,434		29,462		16,031		19,881

Income from continuing operations	136,282		154,026		489,672		266,826		227,241		129,073		127,992
(Income) loss on discontinued operations, net of taxes			(208)		(625)		16,810		5,909		5,232		1,854

Net income	$136,282		$154,234		$490,297		$250,016		$221,332		$123,841		$126,138

Balance Sheet Data:
Working capital	$828,191		$784,241		$828,954		$758,703		$493,440		$458,738		$249,115
Net property, plant and equipment	1,525,028		1,395,180		1,476,239		1,359,535		1,249,655		1,122,982		1,057,421
Total assets	5,511,494		4,669,397		4,942,583		4,726,937		4,031,292		3,807,968		3,481,727
Long-term debt, including current maturities	727,199		766,298		744,745		773,074		683,818		663,173		572,124
Total equities	2,126,076		1,836,450		2,017,391		1,757,897		1,628,086		1,481,711		1,289,638
Ratio of earnings to fixed charges and preferred dividends(1)	9.8	x	10.8	x	7.9	x	4.6	x	4.5	x	3.2	x	3.6	x

(1)	For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

RISK FACTORS

You should be aware that ownership of our preferred stock involves risks. In consultation with your own financial and legal advisers, you should carefully consider the following discussion of risks that we believe to be significant, together with the other information contained or incorporated by reference in this prospectus, including the section entitled “Special Note Regarding Forward-Looking Statements” on page 81, and our consolidated financial statements and the notes to them. The value of any preferred stock that you own may decline and you could lose the entire value of your preferred stock.

Risks Related to our Operations

OUR REVENUES AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED BY CHANGES IN COMMODITY PRICES.  Our revenues and earnings are affected by market prices for commodities such as crude oil, natural gas, grain, oilseeds, flour, and crude and refined vegetable oil. Commodity prices generally are affected by a wide range of factors beyond our control, including weather, disease, insect damage, drought, the availability and adequacy of supply, government regulation and policies, and general political and economic conditions. We are also exposed to fluctuating commodity prices as the result of our inventories of commodities, typically grain and petroleum products, and purchase and sale contracts at fixed or partially fixed prices. At any time, our inventory levels and unfulfilled fixed or partially fixed price contract obligations may be substantial. Increases in market prices for commodities that we purchase without a corresponding increase in the prices of our products or our sales volume or a decrease in our other operating expenses could reduce our revenues and net income.

In our energy operations, profitability depends largely on the margin between the cost of crude oil that we refine and the selling prices that we obtain for our refined products. Although the prices for crude oil reached historical highs during 2006, the prices for both crude oil and for gasoline, diesel fuel and other refined petroleum products fluctuate widely. Factors influencing these prices, many of which are beyond our control, include:

•	levels of worldwide and domestic supplies;

•	capacities of domestic and foreign refineries;

•	the ability of the members of OPEC to agree to and maintain oil price and production controls, and the price and level of foreign imports;

•	disruption in supply;

•	political instability or armed conflict in oil-producing regions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity; and

•	domestic and foreign governmental regulations and taxes.

The long-term effects of these and other conditions on the prices of crude oil and refined petroleum products are uncertain and ever-changing. Increases in crude oil prices without a corresponding increase in the prices of our refined petroleum products could reduce our net income. Accordingly, we expect our margins on and the profitability of our energy business to fluctuate, possibly significantly, over time.

OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF OUR MEMBERS WERE TO DO BUSINESS WITH OTHERS RATHER THAN WITH US.  We do not have an exclusive relationship with our members and our members are not obligated to supply us with their products or purchase products from us. Our members often have a variety of distribution outlets and product sources available to them. If our members were to sell their products to other purchasers or purchase products from other sellers, our revenues would decline and our results of operations could be adversely affected.

WE PARTICIPATE IN HIGHLY COMPETITIVE BUSINESS MARKETS IN WHICH WE MAY NOT BE ABLE TO CONTINUE TO COMPETE SUCCESSFULLY.  We operate in several highly competitive business segments and our competitors may succeed in developing new or enhanced products that are better than ours, and may be more successful in marketing and selling their products than we are with ours. Competitive factors include price, service level, proximity to markets, product quality and marketing. In some of our business segments, such as Energy, we compete with companies that are larger, better known and have greater marketing, financial, personnel and other resources. As a result, we may not be able to continue to compete successfully with our competitors.

CHANGES IN FEDERAL INCOME TAX LAWS OR IN OUR TAX STATUS COULD INCREASE OUR TAX LIABILITY AND REDUCE OUR NET INCOME.  Current federal income tax laws, regulations and interpretations regarding the taxation of cooperatives, which allow us to exclude income generated through business with or for a member (patronage income) from our taxable income, could be changed. If this occurred, or if in the future we were not eligible to be taxed as a cooperative, our tax liability would significantly increase and our net income significantly decrease.

WE INCUR SIGNIFICANT COSTS IN COMPLYING WITH APPLICABLE LAWS AND REGULATIONS. ANY FAILURE TO MAKE THE CAPITAL INVESTMENTS NECESSARY TO COMPLY WITH THESE LAWS AND REGULATIONS COULD EXPOSE US TO FINANCIAL LIABILITY.  We are subject to numerous federal, state and local provisions regulating our business and operations and we incur and expect to incur significant capital and operating expenses to comply with these laws and regulations. We may be unable to pass on those expenses to customers without experiencing volume and margin losses. For example, capital expenditures for upgrading our refineries, largely to comply with regulations requiring the reduction of sulfur levels in refined petroleum products, were completed in fiscal year 2006. We incurred capital expenditures from fiscal year 2003 through 2006 related to these upgrades of $88.1 million for our Laurel, Montana refinery and $328.7 million for the National Cooperative Refinery Association’s (NCRA) McPherson, Kansas refinery.

We establish reserves for the future cost of meeting known compliance obligations, such as remediation of identified environmental issues. However, these reserves may prove inadequate to meet our actual liability. Moreover, amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of currently unknown compliance issues may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. Furthermore, our failure to comply with applicable laws and regulations could subject us to administrative penalties and injunctive relief, civil remedies including fines and injunctions, and recalls of our products.

ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT OUR RESULTS AND FINANCIAL CONDITION.  Many of our current and former facilities have been in operation for many years and, over that time, we and other operators of those facilities have generated, used, stored and disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws, including chemicals and fuels stored in underground and above-ground tanks. Any past or future actions in violation of applicable environmental laws could subject us to administrative penalties, fines and injunctions. Moreover, future or unknown past releases of hazardous substances could subject us to private lawsuits claiming damages and to adverse publicity. Liabilities, including legal costs, related to remediation of contaminated properties are not recognized until the related costs are considered probable and can be reasonably estimated.

ACTUAL OR PERCEIVED QUALITY, SAFETY OR HEALTH RISKS ASSOCIATED WITH OUR PRODUCTS COULD SUBJECT US TO LIABILITY AND DAMAGE OUR BUSINESS AND REPUTATION.  If any of our food or feed products became adulterated or misbranded, we would need to recall those items and could experience product liability claims if consumers were injured as a result. A widespread product recall or a significant product liability judgment could cause our products to be unavailable for a period of time or a loss of consumer confidence in our products. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. In addition, general public perceptions regarding the quality, safety or health risks associated with particular food or feed products, such as concerns regarding genetically modified crops, could reduce demand and prices for some of the products associated with our businesses. To the extent that consumer preferences evolve away from products that our members or we produce for health or other reasons, such as the growing demand for organic food products, and we are unable to develop products that satisfy new consumer preferences, there will be a decreased demand for our products.

OUR OPERATIONS ARE SUBJECT TO BUSINESS INTERRUPTIONS AND CASUALTY LOSSES; WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES.  Our operations are subject to business interruptions due to unanticipated events such as explosions, fires, pipeline interruptions, transportation delays, equipment failures, crude oil or refined product spills, inclement weather and labor disputes. For example:

•	our oil refineries and other facilities are potential targets for terrorist attacks that could halt or discontinue production;

•	our inability to negotiate acceptable contracts with unionized workers in our operations could result in strikes or work stoppages;

•	the significant inventories that we carry or the facilities we own could be damaged or destroyed by catastrophic events, extreme weather conditions or contamination; and

•	an occurrence of a pandemic flu or other disease affecting a substantial part of our workforce or our customers could cause an interruption in our business operations, the affects of which could be significant.

We maintain insurance against many, but not all potential losses or liabilities arising from these operating hazards, but uninsured losses or losses above our coverage limits are possible. Uninsured losses and liabilities arising from operating hazards could have a material adverse effect on our financial position or results of operations.

OUR COOPERATIVE STRUCTURE LIMITS OUR ABILITY TO ACCESS EQUITY CAPITAL.  As a cooperative, we may not sell common equity in our company. In addition, existing laws and our articles of incorporation and bylaws contain limitations on dividends of 8% of any preferred stock that we may issue. These limitations restrict our ability to raise equity capital and may adversely affect our ability to compete with enterprises that do not face similar restrictions.

CONSOLIDATION AMONG THE PRODUCERS OF PRODUCTS WE PURCHASE AND CUSTOMERS FOR PRODUCTS WE SELL COULD ADVERSELY AFFECT OUR REVENUES AND OPERATING RESULTS.  Consolidation has occurred among the producers of products we purchase, including crude oil and grain, and it is likely to continue in the future. Consolidation could increase the price of these products and allow suppliers to negotiate pricing and other contract terms that are less favorable to us. Consolidation also may increase the competition among consumers of these products to enter into supply relationships with a smaller number of producers resulting in potentially higher prices for the products we purchase.

Consolidation among purchasers of our products and in wholesale and retail distribution channels has resulted in a smaller customer base for our products and intensified the competition for these customers. For example, ongoing consolidation among distributors and brokers of food products and food retailers has altered the buying patterns of these businesses, as they have increasingly elected to work with product suppliers who can meet their needs nationwide rather than just regionally or locally. If these distributors, brokers and retailers elect not to purchase our products, our sales volumes, revenues and profitability could be significantly reduced.

IF OUR CUSTOMERS CHOSE ALTERNATIVES TO OUR REFINED PETROLEUM PRODUCTS OUR REVENUES AND PROFITS MAY DECLINE.  Numerous alternative energy sources currently under development could serve as alternatives to our gasoline, diesel fuel and other refined petroleum products. If any of these alternative products become more economically viable or preferable to our products for environmental or other reasons, demand for our energy products would decline. Demand for our gasoline, diesel fuel and other refined petroleum products also could be adversely affected by increased fuel efficiencies.

OPERATING RESULTS FROM OUR AGRONOMY BUSINESS COULD BE VOLATILE AND ARE DEPENDENT UPON CERTAIN FACTORS OUTSIDE OF OUR CONTROL.  Planted acreage, and consequently the volume of fertilizer and crop protection products applied, is partially dependent upon government programs and the perception held by the producer of demand for production. Weather conditions during the spring planting season and early summer spraying season also affect agronomy product volumes and profitability.

TECHNOLOGICAL IMPROVEMENTS IN AGRICULTURE COULD DECREASE THE DEMAND FOR OUR AGRONOMY AND ENERGY PRODUCTS.  Technological advances in agriculture could decrease the demand for crop nutrients, energy and other crop input products and services that we provide. Genetically engineered seeds that resist disease and insects, or that meet certain nutritional requirements, could affect the demand for our crop nutrients and crop protection products. Demand for fuel that we sell could decline as technology allows for more efficient usage of equipment.

WE OPERATE SOME OF OUR BUSINESS THROUGH JOINT VENTURES IN WHICH OUR RIGHTS TO CONTROL BUSINESS DECISIONS ARE LIMITED.  Several parts of our business, including in particular, our agronomy operations and portions of our grain marketing, wheat milling, foods and renewable fuels operations, are operated through joint ventures with third parties. By operating a business through a joint venture, we have less control over business decisions than we have in our wholly-owned or majority-owned businesses. In particular, we generally cannot act on major business initiatives in our joint ventures without the consent of the other party or parties in those ventures.

Risks Related to the Preferred Stock

THE PREFERRED STOCK MAY NOT CONTINUE TO QUALIFY FOR LISTING ON THE NASDAQ GLOBAL SELECT MARKET.  Although the preferred stock is listed on The NASDAQ Global Select Market, it may not continue to qualify for listing. For example, we may be unable to satisfy the requirements regarding “independent” directors as now or subsequently in effect. If our preferred stock were delisted, the liquidity of the market for the preferred stock could be reduced, possibly significantly.

THE TRADING MARKET FOR THE PREFERRED STOCK MAY NOT BE MAINTAINED, WHICH MAY LIMIT YOUR ABILITY TO RESELL YOUR SHARES.  The trading market for the preferred stock may not be maintained or provide any significant liquidity. If you decide to sell your preferred stock there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your preferred stock or your ability to sell your preferred stock at all.

IF YOU ARE ABLE TO RESELL YOUR PREFERRED STOCK, MANY FACTORS MAY AFFECT THE PRICE YOU RECEIVE, WHICH MAY BE LOWER THAN YOU BELIEVE TO BE APPROPRIATE.  As with other publicly traded securities, many factors could affect the market price of our preferred stock. In addition to those factors relating to CHS and the preferred stock described elsewhere in this “Risk Factors” section and elsewhere in this prospectus, the market price of our preferred stock could be affected by conditions in and perceptions of agricultural and energy markets and companies and also by broader, general market, political and economic conditions.

Furthermore, U.S. stock markets have experienced price and volume volatility that has affected many companies’ stock prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of our preferred stock. As a result of these factors, you may only be able to sell your preferred stock at prices below those you believe to be appropriate. The trading price for the preferred stock may at any time be less than its issue price pursuant to this prospectus or its liquidation value.

ISSUANCES OF SUBSTANTIAL AMOUNTS OF PREFERRED STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR PREFERRED STOCK.  From time to time in the future, we expect to again issue shares of preferred stock to our members in redemption of a portion of their patrons’ equities or other equity securities and may do so as frequently as annually. We expect these shares to be freely tradeable upon issuance to our members, and some or all members who receive preferred stock may seek to sell their shares in the public market. Furthermore, from time to time we may sell additional shares of preferred stock to the public. Future issuances or sales of our preferred stock or the availability of our preferred stock for sale may adversely affect the market price for our preferred stock or our ability to raise capital by offering equity securities.

THE TERMS OF THE PREFERRED STOCK ARE FIXED AND CHANGES IN MARKET CONDITIONS, INCLUDING MARKET INTEREST RATES, MAY DECREASE THE MARKET PRICE FOR THE PREFERRED STOCK.  The terms of the preferred stock, such as the 8% dividend rate, the amount of the liquidation preference and the redemption terms, are fixed and will not change, even if market conditions with respect to these terms fluctuate. This may mean that you could obtain a higher return from an investment in other securities. It also means that an increase in market interest rates is likely to decrease the market price for the preferred stock.

YOU WILL HAVE LIMITED VOTING RIGHTS.  As a holder of the preferred stock, you will be entitled to vote only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the preferred stock if the amendment, alteration or repeal would adversely affect the rights or preferences of the preferred stock or that would create a series of senior equity securities. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions, and other amendments to our articles of incorporation that would not adversely affect the rights and preferences of the preferred stock.

PAYMENT OF DIVIDENDS ON THE PREFERRED STOCK IS NOT GUARANTEED.  Although dividends on the preferred stock accumulate, our board of directors must approve the actual payment of those dividends. Our board of directors can elect at any time or from time to time, and for an indefinite duration, not to pay the accumulated dividends. Our board of directors could do so for any reason, including the following:

•	unanticipated cash requirements;

•	the need to make payments on our indebtedness;

•	concluding that the payment of dividends would cause us to breach the terms of any agreement, such as financial ratio covenants; or

•	determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

WE CAN REDEEM THE PREFERRED STOCK AT OUR DISCRETION, WHICH REDEMPTION MAY BE AT A PRICE LESS THAN ITS MARKET PRICE AND MAY LIMIT THE TRADING PRICE FOR THE PREFERRED STOCK.  We have the option of redeeming your shares at any time on or after February 1, 2008 for $25.00 per share plus any accumulated and unpaid dividends. If we redeem your shares, the redemption price may be less than the price you might receive if you were to sell your shares in the open market. In addition, the fact that the shares are redeemable may limit the price at which they trade.

THE AMOUNT OF YOUR LIQUIDATION PREFERENCE OR REDEMPTION PAYMENT IS FIXED AND YOU WILL HAVE NO RIGHT TO RECEIVE ANY GREATER PAYMENT REGARDLESS OF THE CIRCUMSTANCES.  The payment due upon a liquidation or redemption is fixed at $25.00 per share plus accumulated and unpaid dividends. If we have value remaining after payment of this amount, you will have no right to participate in that value. If the market price for our preferred stock is greater than the redemption price, you will have no right to receive the market price from us upon liquidation or redemption.

YOUR LIQUIDATION RIGHTS WILL BE SUBORDINATE TO THOSE OF HOLDERS OF OUR INDEBTEDNESS AND OF ANY SENIOR EQUITY SECURITIES WE HAVE ISSUED OR MAY ISSUE IN THE FUTURE AND MAY BE SUBJECT TO THE EQUAL RIGHTS OF OTHER EQUITY SECURITIES.  There are no restrictions in the terms of the preferred stock on our ability to incur indebtedness. We can also, with the consent of two-thirds of the outstanding preferred stock, issue preferred equity securities that are senior with respect to liquidation payments to the preferred stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our preferred stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank on a parity with the preferred stock as to liquidation preferences and any amounts remaining after the payment of senior securities would be split equally among all holders of those securities, which might result in your receiving less than the full amount due you.

USE OF PROCEEDS

The shares of preferred stock that are being issued pursuant to this prospectus and the registration statement of which it is a part are being issued to redeem $35,899,396.47 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis based on the face value of patronage certificates eligible for redemption. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to active members that are not individuals and who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. For each member eligible to receive such preferred stock, shares will be issued only in a number that does not exceed 14,660 shares of preferred stock (which equals one-quarter of one percent (0.25%) of our total shares of preferred stock outstanding as of the end of the 2006 calendar year). See “Membership and Authorized Capital — Patrons’ Equities” for a discussion of patrons’ equities and our redemption of them. There will not be any cash proceeds from the issuance of preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

BUSINESS

We are one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We also have preferred stockholders (both members and non-member third parties) that own shares of our 8% Cumulative Redeemable Preferred Stock, which is listed on the NASDAQ Global Select Market under the symbol CHSCP. On November 30, 2006, we had 5,864,238 shares of preferred stock outstanding. We buy commodities from and provide products and services to our members and other customers, both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2006, our total revenues were $14.4 billion and net income was $490.3 million.

We have aligned our business segments based on an assessment of how our businesses operate and the products and services they sell. Our three business segments; Energy, Ag Business and Processing, create vertical integration to link producers with consumers. Our Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. Our Ag Business segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals, through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in our agronomy joint ventures, grain export joint ventures and other investments. Our Processing segment derives its revenues from the sales of soybean meal and soybean refined oil, and records equity income from wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture, and an ethanol manufacturing company. We include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenue size of those businesses. These businesses primarily include our insurance, hedging and other service activities related to crop production.

In May 2005, we sold the majority of our Mexican foods business for proceeds of $38.3 million resulting in a loss on disposition of $6.2 million. During the year ended August 31, 2006, we sold all of the remaining assets for proceeds of $4.2 million and a gain of $1.6 million. The operating results of the Mexican foods business are reported as discontinued operations for all periods presented.

Only producers of agricultural products and associations of producers of agricultural products may be our members. Our earnings derived from cooperative business are allocated to patrons based on the volume of business they do with us. We allocate these earnings to our members (and to a limited extent to non-members with which we have agreed to do business on a patronage basis) in the form of patronage refunds (which are also called patronage dividends) in cash and patron’s equities, which may be redeemed over time. Earnings derived from non-members, which are not allocated patronage, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and we qualify for patronage refunds from them.

Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of the two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota.

The following table presents a summary of our primary subsidiary holdings and equity investments for each of our business segments.

Primary Subsidiaries and Equity Investments

			CHS	Income
Business Segment	Entity Name	Business Activity	Ownership %	Recognition

Energy	National Cooperative Refinery Association	Petroleum refining	74.50%	Consolidated Subsidiary
	Provista Renewable Fuels Marketing, LLC	Ethanol marketing	50.00%	Consolidated Subsidiary
	Front Range Pipeline, LLC	Crude oil transportation	100.00%	Consolidated Subsidiary
	Cenex Pipeline, LLC	Finished product transportation	100.00%	Consolidated Subsidiary
Ag Business	Agriliance LLC	Wholesale and retail distribution	50.00%	Equity Method
		of agronomy products.
	CHS do Brasil Ltda.	Soybean procurement in Brazil	100.00%	Consolidated Subsidiary
	United Harvest, LLC	Grain Exporter	50.00%	Equity Method
	TEMCO, LLC	Grain Exporter	50.00%	Equity Method
	Multigrain S.A.	Soybean procurement in Brazil	50.00%	Equity Method
Processing	Horizon Milling, LLC	Wheat milling in US	24.00%	Equity Method
	Horizon Milling General Partnership	Wheat milling in Canada	24.00%	Equity Method
	Ventura Foods, LLC	Food manufacturing	50.00%	Equity Method
	U.S. BioEnergy Corporation	Ethanol manufacturing	aprx 22 - 25%	Equity Method
Corporate and Other	Country Hedging, Inc.	Risk management products broker	100.00%	Consolidated Subsidiary
	Ag States Agency, LLC	Insurance agency	100.00%	Consolidated Subsidiary
	Cofina Financial, LLC	Finance company	49.00%	Equity Method

Our international sales information and segment information in Notes 2 and 12 to the consolidated financial statements are incorporated by reference into the following business segment descriptions.

The business segment financial information presented below may not represent the results that would have been obtained had the relevant business segment been operated as an independent business due to efficiencies in scale, corporate cost allocations and intersegment activity.

ENERGY

Overview

We are the nation’s largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing (including ethanol and biodiesel) and distribution of refined fuels (gasoline, diesel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. Our Energy segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex brand to member cooperatives and others through a network of approximately 1,600 independent retail sites, including approximately 850 that operate Cenex/Ampride convenience stores.

Operations

Laurel Refinery.  Our Laurel, Montana refinery processes medium and high sulfur crude oil into refined petroleum products that primarily include gasoline, diesel and asphalt. Our Laurel refinery sources approximately 90% of its crude oil supply from Canada, with the balance obtained from domestic sources, and we have access to Canadian and northwest Montana crude through our wholly-owned Front Range Pipeline, LLC and other common carrier pipelines. Our Laurel refinery also has access to Wyoming crude via common carrier pipelines from the south.

Our Laurel facility processes approximately 55,000 barrels of crude oil per day to produce refined products that consist of approximately 39% gasoline, 31% diesel and other distillates, and 30% asphalt and other residual products. During fiscal 2005, the Board of Directors approved the installation of a coker unit at Laurel, along with other refinery improvements, which will allow us to extract a greater volume of high value gasoline and diesel fuel from a barrel of crude oil and less relatively low value asphalt. Total cost for this project is expected to be approximately $325.0 million, of which approximately $238.0 million is expected to be spent during fiscal 2007, with completion planned during fiscal 2008. Refined fuels produced at Laurel, Montana are available via the Yellowstone Pipeline to western Montana terminals and to Spokane and Moses Lake, Washington, south via common carrier pipelines to Wyoming terminals and Denver, Colorado, and east via our wholly-owned Cenex Pipeline, LLC to Glendive, Montana, and Minot and Fargo, North Dakota. Our Board of Directors has approved a $30 million capital expenditure to construct three product terminals tied into the Yellowstone Pipeline that include rail capability. This investment is being undertaken to preserve our long-term ability to participate in western markets.

McPherson Refinery.  The McPherson, Kansas refinery is owned and operated by National Cooperative Refinery Association (NCRA), of which we own approximately 74.5%. The McPherson refinery processes low and medium sulfur crude oil into gasoline, diesel and other distillates, propane and other products. McPherson sources approximately 90% of its crude oil from Kansas, Oklahoma and Texas through NCRA-owned and common carrier pipelines.

The McPherson refinery processes approximately 85,000 barrels of crude oil per day to produce refined products that consist of approximately 55% gasoline, 41% diesel and other distillates, and 4% propane and other products. Approximately 32% of the refined fuels are loaded into trucks at the McPherson refinery and shipped via NCRA’s proprietary products pipeline to its terminal in Council Bluffs, Iowa. The remaining refined fuel products are shipped to other markets via common carrier pipelines.

Provista Renewable Fuels Marketing, LLC.  We acquired a 50% ownership in an ethanol and biodiesel marketing and distribution company, Provista Renewable Fuels Marketing, LLC, (Provista) formally known as United BioEnergy Fuels, LLC. U.S. BioEnergy Corporation (US BioEnergy), of which we own approximately 22%, is the other 50% owner of Provista. Provista contracts with ethanol and biodiesel production plants, including US BioEnergy, to market and distribute their finished products. From the April 1, 2006, acquisition date through August 31, 2006, volume totaled 109.5 million gallons of ethanol. Provista is consolidated within our financial statements, and we guarantee Provista’s $20.0 million revolving credit facility. We are the operating manager of Provista.

Other Energy Operations.  We own and operate a propane terminal, four asphalt terminals, five refined product terminals and three lubricants blending and packaging facilities. We also own and lease a fleet of liquid and pressure trailers and tractors, which are used to transport refined fuels, propane, anhydrous ammonia and other products.

Products and Services

Our Energy segment produces and sells (primarily wholesale) gasoline, diesel, propane, asphalt, lubricants and other related products and provides transportation services. Over the past two years, we have obtained approximately 55% of the petroleum products we sell from our Laurel and McPherson refineries, and approximately 45% from third parties.

Sales and Marketing; Customers

We make approximately 70% of our refined fuel sales to members, with the balance sold to non-members. Sales are made wholesale to member cooperatives and through a network of independent retailers that operate convenience stores under the Cenex/Ampride tradename. We sold approximately 1.3 billion gallons of gasoline and approximately 1.4 billion gallons of diesel fuel in fiscal year 2006. We also blend, package and wholesale auto and farm machinery lubricants to both members and non-members. In our fiscal year 2006, our lubricants operations sold approximately 20.2 million gallons of lube oil. We are one of the nation’s largest propane wholesalers based on revenues. In our fiscal year 2006, our propane operations sold approximately 716 million gallons of propane. Most of the propane sold in rural areas is for heating and agricultural usage. Annual sales volumes of propane vary greatly depending on weather patterns and crop conditions.

Industry; Competition

Regulation.  Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, have a significant impact on our Energy segment. Our Energy segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Failure to comply with these laws, regulations and rules could subject us (and, in the case of the McPherson refinery, NCRA) to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we and NCRA are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on capital expenditures, earnings or competitive position of either us or NCRA.

Like many other refineries, our Energy segment’s refineries recently focused their capital spending on reducing pollution and at the same time increasing production to pay for those expenditures. In particular, our refineries have completed work to comply with the Environmental Protection Agency low sulfur fuel regulations required by 2006, which are intended to lower the sulfur content of gasoline and diesel. We incurred capital expenditures from fiscal year 2003 through 2006 related to this compliance of $88.1 million for our Laurel, Montana refinery and $328.7 million for NCRA’s McPherson, Kansas refinery.

The petroleum business is highly cyclical. Demand for crude oil and energy products is driven by the condition of local and worldwide economies, local and regional weather patterns and taxation relative to other energy sources which can significantly affect the price of refined fuels products. Most of our energy product market is located in rural areas, so sales activity tends to follow the planting and harvesting cycles. More fuel-efficient equipment, reduced crop tillage, depressed prices for crops, weather conditions and government programs which encourage idle acres may all reduce demand for our energy products.

The petroleum refining and wholesale fuels business is very competitive. Among our competitors are some of the world’s largest integrated petroleum companies, which have their own crude oil supplies, distribution and marketing systems. We also compete with smaller domestic refiners and marketers in the midwestern and northwestern United States, with foreign refiners who import products into the United States and with producers and marketers in other industries supplying other forms of energy and fuels to consumers. Given the commodity nature of the end products, profitability in the refining and marketing industry depends largely on margins, as well as operating efficiency, product mix, and costs of product distribution and transportation. The retail gasoline market is highly competitive, with much larger competitors that have greater brand recognition and distribution outlets throughout the country and the world. Our owned and non-owned retail outlets are located primarily in the northwestern, midwestern and southern United States.

We market refined fuels, motor gasoline and distillate products in five principal geographic areas. The first area includes the Midwest and northern plains. Competition at the wholesale level in this area includes the major oil companies ConocoPhillips, Valero and Citgo, independent refiners including Flint Hills Resources and Growmark, Inc., and wholesale brokers/suppliers including Western Petroleum Company. This area has a robust spot market and is influenced by the large refinery center along the Gulf coast.

Another unique marketing area to the east is centered around Chicago and includes eastern Wisconsin, Illinois and Indiana. We principally compete with the major oil companies Marathon, BP Amoco and ExxonMobil, independent refineries including Flint Hills Resources and Growmark, Inc., and wholesale brokers/suppliers including U.S. Oil.

Another market area is located south of Chicago. Arkansas, Missouri, and the northern part of Texas make up much of this area. Competition in this area includes the major oil companies Valero and ExxonMobil, and independent refiners including Lion. This area is principally supplied from the Gulf Coast refinery center and is also driven by a strong spot market that reacts quickly to changes in the international and national supply balance.

Another geographic area includes Montana, western North Dakota, Wyoming, Utah, Idaho, Colorado and western South Dakota. Competition at the wholesale level in this area includes the major oil companies ExxonMobil and ConocoPhillips, and independent refiners including Frontier Refining and Sinclair. This area is also noted for being fairly well balanced in demand and supply, but is typically influenced by Canadian refined fuels moving into the US through terminals in Canada and by rail from independent Canadian refiners.

The last area includes much of Washington and Oregon. We compete with the major oil companies Tesoro, BP Amoco and Cheveron in this area. This area is also known for volatile prices and an active spot market.

Summary Operating Results

Summary operating results and identifiable assets for our Energy segment for the three months ended November 30, 2006 and 2005 and the fiscal years ended August 31, 2006, 2005 and 2004 are shown below:

	Three Months Ended
	November 30		Years Ended August 31,
	Energy
	2006	2005	2006	2005	2004
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$1,853,409	$1,861,256	$7,414,361	$5,794,266	$4,038,561
Cost of goods sold	1,702,786	1,665,456	6,834,676	5,487,813	3,780,726

Gross profit	150,623	195,800	579,685	306,453	257,835
Marketing, general and administrative	20,987	17,441	82,867	69,951	72,876

Operating earnings	129,636	178,359	496,818	236,502	184,959
Gain on sale of investments				(862)	(14,666)
Interest, net	385	1,119	6,534	8,918	12,090
Equity income from investments	(1,056)	(838)	(3,840)	(3,478)	(1,399)
Minority interests	18,961	32,127	86,483	46,741	32,507

Income from continuing operations before income taxes	$111,346	$145,951	$407,641	$185,183	$156,427

Intersegment sales	$(67,820)	$(55,563)	$(242,430)	$(170,642)	$(121,199)

Total identifiable assets at end of period	$2,130,876	$2,105,351	$2,164,217	$2,238,614	$1,591,254

AG BUSINESS

Our Ag Business segment includes agronomy, country operations and grain marketing.

Agronomy

Overview

We conduct our wholesale and some of our retail agronomy operations through our 50% ownership interest in Agriliance LLC (Agriliance). Land O’Lakes, Inc. (Land O’Lakes) holds the other 50% ownership interest. Agriliance is one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products based upon annual sales. Our 50% ownership interest in Agriliance is treated as an equity method investment, and therefore, Agriliance’s revenues and expenses are not reflected in our operating results. At November 30, 2006, our equity investment in Agriliance was $159.6 million. Agriliance has its own line of financing, without recourse to us.

In August 2005, we sold 81% of our 20% ownership interest in CF Industries, Inc. (CF), a crop nutrients manufacturer and distributor, in an initial public offering. After the initial public offering, our ownership interest in the company was reduced to approximately 3.9%. Subsequent to our fiscal year ended August 31, 2006, we sold 540,000 shares of our CF stock for proceeds of $10.9 million, and recorded a gain of $5.3 million, with a remaining ownership interest in CF of approximately 2.9%. Prior to the initial public offering, Agriliance entered into a multi-year supply contract with CF, and as a result, given our small ownership interest in the company, we now consider the relationship to be as a supplier rather than a strategic joint venture.

There is significant seasonality in the sale of crop nutrients and crop protection products and services, with peak activity coinciding with the planting and input seasons.

Operations

Agriliance is one of the nation’s largest wholesale distributors of crop nutrients (fertilizers) and crop protection products (insecticides, fungicides and pesticides) based on sales, accounting for an estimated 15% of the US market for crop nutrients and approximately 23% of the US market for crop protection products. As a wholesale distributor, Agriliance has warehouse, distribution and service facilities located throughout the country. Agriliance also owns and operates retail agricultural units primarily in the southern United States. In addition, Agriliance blends and packages crop protection products under the Agri Solutions brand. Agriliance purchased approximately 28% of its fertilizer from CF during fiscal year 2006, and its other suppliers include Mosaic, PCS, PIC and Koch. Most of Agriliance’s crop protection products are purchased from Monsanto, Syngenta, Dow, Bayer, Dupont and BASF.

Products and Services

Agriliance sells nitrogen and potassium based crop nutrients products as well as crop protection products that include insecticides, fungicides and pesticides. In addition, Agriliance blends and packages 9% of the products it sells under the Agri Solutions brand. Agriliance also provides field and technical services, including soil testing, adjuvant and herbicide formulation, application and related services.

Sales and Marketing; Customers

Agriliance distributes agronomy products through approximately 2,200 local cooperatives from Ohio to the West Coast and from the Canadian border south to Kansas. Agriliance also provides sales and services through more than 50 strategically located Agriliance Service Centers as well as nearly 150 company-owned retail locations. Agriliance’s largest customer is our country operations business, also included in our Ag Business segment. In 2006, Agriliance had total revenues of $3.7 billion, of which approximately $1.8 billion was crop nutrient products and approximately $1.9 billion was crop protection and other products.

Industry; Competition

Regulation.  The agronomy operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Failure to comply with these laws, regulations and rules could subject Agriliance or us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that Agriliance is in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

The wholesale and retail distribution of agronomy products is highly competitive and dependent upon relationships with agricultural producers, local cooperatives and growers, proximity to producers and local cooperatives and competitive pricing. Moreover, the crop protection products industry is mature with slow growth predicted for the future, which has led distributors and suppliers to turn to consolidation and strategic partnerships to benefit from economies of scale and increased market share. Agriliance competes with other large agronomy distributors, as well as other regional or local distributors and retailers. Agriliance competes on the strength of its relationships with CHS and Land O’Lakes members, its purchasing power and competitive pricing, and its attention to service in the field.

Major competitors of Agriliance in crop nutrient distribution include Agrium, Mosaic, Koch, UAP and United Suppliers. Major competitors of Agriliance in crop protection products distribution include Helena, UAP, Tenkoz and numerous smaller distribution companies.

Country Operations

Overview

Our country operations business purchases a variety of grains from our producer members and other third parties, and provides cooperative members and producers with access to a full range of products and services including farm supplies and programs for crop and livestock production. Country operations operates at 325 locations, which includes 3 sunflower plants, dispersed throughout Minnesota, North Dakota, South Dakota, Montana, Nebraska, Kansas, Oklahoma, Colorado, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.

Products and Services

Grain Purchasing.  We are one of the largest country elevator operators in North America based on revenues. Through a majority of our elevator locations, the country operations business purchases grain from member and non-member producers and other elevators and grain dealers. Most of the grain purchased is either sold through our grain marketing operations or used for local feed and processing operations. For the year ended August 31, 2006, country operations purchased approximately 367 million bushels of grain, primarily wheat (184 million bushels), corn (98 million bushels) and soybeans (43 million bushels). Of these bushels, 338 million were purchased from members and 294 million were sold through our grain marketing operations.

Other Products.  Our country operations business manufactures and sells other products, both directly and through ownership interests in other entities. These include seed, crop nutrients, crop protection products, energy products, animal feed, animal health products and processed sunflowers. We sell agronomy products at 178 locations, feed products at 130 locations and energy products at 120 locations.

Fin-Ag, Inc.  In the past, through our wholly-owned subsidiary Fin-Ag, Inc., we provided seasonal cattle feeding and swine financing loans, facility financing loans and crop production loans to our members. Most of these loans were sold to ProPartners (an affiliate of CoBank) under a financing program in which we guarantee a portion of the loans. Financing activity through Fin-Ag, Inc. has decreased substantially as most of the production loans were contributed to Cofina Financial, LLC (Cofina), a 49% owned joint venture that was formed during the fourth quarter of fiscal year 2005 (see “Corporate and Other” section below). The only activity of Fin-Ag, Inc. is seasonal cattle feeding financing and a small amount of crop loans not transferred to Cofina.

Industry; Competition

Regulation.  Our country operations business is subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Our country operations business is also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the Federal Food and Drug Administration, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of feed and grain products. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Competition.  We compete primarily on the basis of price, services and patronage. Competitors for the purchase of grain include Archer Daniels Midland (ADM), Cargill, Incorporated (Cargill), local cooperatives and smaller private grain companies and processors at the majority of our locations in our trade territory, as previously defined in the “Overview” of our country operations business. In addition, Columbia Grain is also our competitor in Montana.

Competitors for our farm supply businesses include Cargill, United Agri-Products (UAP), local cooperatives and smaller private companies at the majority of locations throughout our trade territory. In addition, Land O’Lakes Purina Feed LLC and Hubbard Feed are our competitors for the sale of feed products at our feed locations.

Grain Marketing

Overview

We are the nation’s largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling about 1.4 billion bushels annually. During fiscal year 2006, we purchased approximately 64% of our total grain volumes from individual and cooperative association members and our country operations business, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our grain marketing operations directly, but do conduct some of our business through joint ventures.

Operations

Our grain marketing operations purchases grain directly and indirectly from agricultural producers primarily in the midwestern and western United States. The purchased grain is typically contracted for sale for future delivery at a specified location, and we are responsible for handling the grain and arranging for its transportation to that location. The sale of grain is recorded after title to the commodity has transferred and final weights, grades and settlement price have been agreed upon. Amounts billed to the customer as part of a sales transaction include the costs for shipping and handling. Our ability to arrange efficient transportation, including loading capabilities onto unit trains, ocean-going vessels and barges, is a significant part of the services we offer to our customers. Rail, vessel, barge and truck transportation is carried out by third parties, often under long-term freight agreements with us. Grain intended for export is usually shipped by rail or barge to an export terminal, where it is loaded onto ocean-going vessels. Grain intended for domestic use is usually shipped by rail or truck to various locations throughout the country.

We own and operate export terminals, river terminals and elevators involved in the handling and transport of grain. Our river terminals at Savage and Winona, Minnesota, and Davenport, Iowa are used to load grains onto barges for shipment to both domestic and export customers via the Mississippi River system. Our export terminal at Superior, Wisconsin provides access to the Great Lakes and St. Lawrence Seaway, and our export terminal at Myrtle Grove, Louisiana serves the Gulf market. In the Pacific Northwest, we conduct our grain marketing operations through United Harvest, LLC (a 50% joint venture with United Grain Corporation), and TEMCO, LLC (a 50% joint venture with Cargill, Incorporated). United Harvest, LLC, operates grain terminals in Vancouver and Kalama, Washington, and primarily exports wheat. TEMCO, LLC operates an export terminal in Tacoma, Washington, and primarily exports corn and soybeans. These facilities serve the Pacific market, as well as domestic grain customers in the western United States. We also own two 110-car shuttle-receiving elevator facilities in Friona, Texas and Collins, Mississippi that serve large-scale feeder cattle, dairy and poultry producers in those regions. In 2003, we opened an office in Sao Paulo, Brazil for the procurement of soybeans for our grain marketing operations international customers.

In October of 2006, we invested approximately $30.0 million in a Brazil-based grain handling and merchandising company named Multigrain S.A., that is owned jointly (50/50) with Multigrain Comercio, an agricultural commodities business headquartered in Sao Paulo, Brazil. This venture which includes grain storage and export facilities, builds on our South American soybean origination and helps meet customer needs year-round. Our grain marketing operations continue to explore other opportunities to establish a presence in other emerging grain origination and export markets.

Our grain marketing operations purchases most of its grain during the summer and fall harvest period. Because of our geographic location and the fact that we are further from our export facilities, the grain that we handle tends to be sold later after the harvest period than in other parts of the country. However, as many producers have significant on-farm storage capacity and in light of our own storage capacity, our grain marketing operations buys and ships grain throughout the year. Due to the amount of grain purchased and held in inventory, our grain marketing operations has significant working capital needs at various times of the year. The amount of borrowings for this purpose, and the interest rate charged on those borrowings, directly affects the profitability of our grain marketing operations.

Products and Services

The primary grains purchased by our grain marketing operations for the year ended August 31, 2006 were corn (491 million bushels), wheat (442 million bushels) and soybeans (350 million bushels). Of the total grains purchased by our grain marketing operations during the year ended August 31, 2006, 561 million bushels were purchased from our individual and cooperative association members, 294 million bushels were purchased from our country operations business, and the remainder was purchased from third parties.

Sales and Marketing; Customers

Purchasers of our grain and oilseed include domestic and foreign millers, maltsters, feeders, crushers and other processors. To a much lesser extent purchasers include intermediaries and distributors. Our grain marketing operations are not dependent on any one customer, and its supply relationships call for delivery of grain at prevailing market prices.

Industry; Competition

Regulation.  Our grain marketing operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; and the transportation, handling and disposition of wastes. Our grain marketing operations are also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the Federal Food

and Drug Administration, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food and grain products. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Competition.  Our grain marketing operations compete for both the purchase and the sale of grain. Competition is intense and margins are low. Some competitors are integrated food producers, which may also be customers. A few major competitors have substantially greater financial resources than we have.

In the purchase of grain from producers, location of the delivery facility is a prime consideration, but producers are increasingly willing to transport grain longer distances for sale. Price is affected by the capabilities of the facility; for example, if it is cheaper to deliver to a customer by unit train than by truck, a facility with unit train capabilities provides a price advantage. We believe that our relationships with individual members serviced by our local country operations locations and with our cooperative members give us a broad origination capability.

Our grain marketing operations competes for grain sales based on price, services and ability to provide the desired quantity and quality of grains. Location of facilities is a major factor in the ability to compete. Our grain marketing operations competes with numerous grain merchandisers, including major grain merchandising companies such as Archer Daniels Midland (ADM), Cargill, Incorporated (Cargill), ConAgra, Bunge and Louis Dreyfus, each of which handle grain volumes of more than one billion bushels annually.

The results of our grain marketing operations may be adversely affected by relative levels of supply and demand, both domestic and international, commodity price levels (including grain prices reported on national markets) and transportation costs and conditions. Supply is affected by weather conditions, disease, insect damage, acreage planted and government regulations and policies. Demand may be affected by foreign governments and their programs, relationships of foreign countries with the United States, the affluence of foreign countries, acts of war, currency exchange fluctuations and substitution of commodities. Demand may also be affected by changes in eating habits, by population growth, and by increased or decreased per capita consumption of some products.

Summary Operating Results

Summary operating results and identifiable assets for our Ag Business segment for the three months ended November 30, 2006 and 2005 and the fiscal years ended August 31, 2006, 2005 and 2004 are shown below:

	Three Months Ended
	November 30,		Years Ended August 31,
	Ag Business
	2006	2005	2006	2005	2004
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$1,804,616	$1,490,543	$6,575,165	$5,670,644	$6,306,530
Cost of goods sold	1,746,843	1,446,890	6,401,527	5,541,282	6,187,082

Gross profit	57,773	43,653	173,638	129,362	119,448
Marketing, general and administrative	19,285	21,162	99,777	83,600	85,479

Operating earnings	38,488	22,491	73,861	45,762	33,969
Gain on sale of investments	(5,348)			(11,358)
Gain on legal settlements					(692)
Interest, net	5,170	3,504	23,559	20,535	18,932
Equity loss (income) from investments	10,589	2,261	(40,902)	(55,473)	(47,488)
Minority interests	(49)	34	(509)	(41)	(24)

Income from continuing operations before income taxes	$28,126	$16,692	$91,713	$92,099	$63,241

Intersegment sales	$(1,381)	$(2,327)	$(8,779)	$(9,640)	$(18,372)

Total identifiable assets at end of period	$2,240,442	$1,736,940	$1,806,243	$1,604,571	$1,590,337

PROCESSING

Overview

Our Processing segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that allow us to utilize the products supplied by our member producers. These areas are oilseed processing, wheat milling, foods and renewable fuels.

Regulation.  Our Processing segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; and the transportation, handling and disposition of wastes. Our Processing segment’s operations are also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the Federal Food and Drug Administration, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food and grain products. Failure to comply with these laws, regulations and rules could subject us, or our foods partners, or our renewable fuels partners to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Oilseed Processing

Our oilseed processing operations convert soybeans into soybean meal, soyflour, crude soyoil, refined soybean oil and associated by-products. These operations are conducted at a facility in Mankato, Minnesota that can crush approximately 39 million bushels of soybeans on an annual basis, producing approximately 940,000 short tons of soybean meal and 460 million pounds of crude soybean oil. The same facility is able to process approximately 1 billion pounds of refined soybean oil annually. Another crushing facility in Fairmont, Minnesota has a crushing capacity of over 45 million bushels of soybeans on an annual basis and became operational in the first quarter of our fiscal year 2004.

Our oilseed processing operations produce three primary products: refined oils, soybean meal and soyflour. Refined oils are used in processed foods, such as margarine, shortening, salad dressings and baked goods, as well as methyl ester/biodiesel production, and to a lesser extent, for certain industrial uses such as plastics, inks and paints. Soybean meal has high protein content and is used for feeding livestock. Soyflour is used in the baking industry, as a milk replacement in animal feed and in industrial applications.

Our soy processing facilities are located in areas with a strong production base of soybeans and end-user market for the meal and soyflour. We purchase virtually all of our soybeans from members. Our oilseed crushing operations currently produce approximately 90% of the crude oil that we refine, and purchase the balance from outside suppliers.

Our customers for refined oil are principally large food product companies located throughout the United States. However, over 50% of our customers are located in the Midwest due to relatively lower freight costs and slightly higher profitability potential. Our largest customer for refined oil products is Ventura Foods, LLC (Ventura Foods), in which we hold a 50% ownership interest and with which we have a long-term supply agreement to supply minimum quantities of edible soybean oils as long as we maintain a minimum 25.5% ownership interest and our price is competitive with other suppliers of the product. Our sales to Ventura Foods were $64.7 million in fiscal year 2006. We also sell soymeal to about 400 customers, primarily feed lots and feed mills in southern Minnesota. In fiscal 2006, Commodity Specialists Company accounted for 22% of soymeal sold and Land O’Lakes/Purina Feed, LLC accounted for 15% of soymeal sold. We sell soyflour to customers in the baking industry both domestically and for export.

The refined soybean products industry is highly competitive. Major industry competitors include ADM, Cargill, Ag Processing Inc., and Bunge. These and other competitors have acquired other processors and have expanded existing plants, or have constructed new plants, both domestically and internationally. Price, transportation costs, services and product quality drive competition. We estimate that we have a market share of approximately 4% to 5% of the domestic refined soybean oil market and approximately 4% of the domestic soybean crushing capacity.

Soybeans are a commodity and their price can fluctuate significantly depending on production levels, demand for the products, and other supply factors.

Wheat Milling

In January 2002, we formed a joint venture with Cargill named Horizon Milling, LLC (Horizon Milling), in which we hold an ownership interest of 24%, with Cargill owning the remaining 76%. Horizon Milling is the largest US wheat miller based on output volume. We own five mills that we lease to Horizon Milling. Sales and purchases of wheat and durum by us to Horizon Milling during our fiscal year 2006 were $251.5 million and $5.6 million, respectively. Horizon Milling’s advance payments on grain to us were $7.6 million on August 31, 2006, and are included in Customer Advance Payments on our Consolidated Balance Sheet. We account for Horizon Milling using the equity method of accounting. At August 31, 2006, our value of assets leased to Horizon Milling was $82.0 million.

In September of 2006, we invested $15.6 million in a new Horizon Milling venture (24% CHS ownership) that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, a wholly owned subsidiary of J.M. Smucker Company, which includes three flour milling operations and two dry baking mixing facilities in Canada.

Foods

Our primary focus in the foods area is Ventura Foods, which produces and distributes vegetable oil-based products such as margarine, salad dressing and other food products. Ventura Foods was created in 1996, and is owned 50% by us and 50% by Wilsey Foods, Inc., a majority owned subsidiary of Mitsui & Co., Ltd. We account for our Ventura Foods investment under the equity method of accounting, and at August 31, 2006, our investment was $132.2 million.

Ventura Foods manufactures, packages, distributes and markets bulk margarine, salad dressings, mayonnaise, salad oils, syrups, soup bases and sauces, many of which utilize soybean oil as a primary ingredient. Approximately 45% of Ventura Foods’ volume, based on sales, comes from products for which Ventura Foods owns the brand, and the remainder comes from products that it produces for third parties. A variety of Ventura Foods’ product formulations and processes are proprietary to it or its customers. Ventura Foods is the largest manufacturer of margarine for the foodservice sector in the US and is a major producer of many other products.

Ventura Foods has 13 manufacturing and distribution locations across the United States. It sources its raw materials, which consist primarily of soybean oil, canola oil, cottonseed oil, peanut oil and various other ingredients and supplies, from various national suppliers, including our oilseed processing operations. It sells the products it manufactures to third parties as a contract manufacturer, as well as directly to retailers, food distribution companies and large institutional food service companies. Ventura Foods sales are approximately 60% in foodservice and the remainder split between retail and industrial customers who use edible oil products as ingredients in foods they manufacture for resale. During Ventura Foods’ 2006 fiscal year, Sysco accounted for 22% of its net sales. During our fourth quarter of fiscal year 2005, Ventura Foods purchased two Dean Foods businesses: Marie’s dressings and Dean’s dips. The transaction included a license agreement for Ventura Foods to use the Dean’s trademark on dips.

Ventura Foods competes with a variety of large companies in the food manufacturing industry. Some of its major competitors are ADM, Cargill, Bunge, Unilever, ConAgra, ACH Food Companies, Smuckers, Kraft and CF Sauer, Ken’s, Marzetti and Nestle.

Renewable Fuels

In fiscal 2006, we invested $70.0 million in US BioEnergy Corporation (US BioEnergy), an ethanol manufacturing company, representing an approximate 24% ownership on August 31, 2006. On September 1, 2006, we acquired additional shares of Class A Common Stock for an aggregate purchase price of $35.0 million.

In August 2006, US BioEnergy filed a registration statement with the Securities and Exchange Commission to register shares of common stock for sale in an initial public offering, and in December 2006, US BioEnergy went public, bringing our current ownership in the company to approximately 22%. Based upon the per share price of $14.00 at the initial public offering in December 2006, our investment had a market value of approximately $201 million. We are recognizing earnings of US BioEnergy to the extent of our ownership interest using the equity method of accounting.

US BioEnergy currently has two ethanol plants in operation, one in Woodbury, Michigan and the other in Central City, Nebraska. In addition, there are three ethanol plants under construction in Albert City, Iowa, Ord, Nebraska and Hankinson, North Dakota and an expansion project in progress at the plant in Central City, Nebraska. US BioEnergy has also announced plans to build additional ethanol plants in the Midwest.

Summary Operating Results

Summary operating results and identifiable assets for our Processing segment for the three months ended November 30, 2006 and 2005 and the fiscal years ended August 31, 2006, 2005 and 2004 are shown below:

	Three Months Ended
	November 30,		Years Ended August 31,
	Processing
	2006	2005	2006	2005	2004
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$155,024	$152,978	$614,471	$613,766	$734,944
Cost of goods sold	148,463	145,310	588,732	604,198	703,129

Gross profit	6,561	7,668	25,739	9,568	31,815
Marketing, general and administrative	5,956	4,958	21,645	20,750	20,323

Operating earnings (losses)	605	2,710	4,094	(11,182)	11,492
Gain on sale of investments				(457)
Interest, net	2,887	2,423	11,096	12,287	12,392
Equity income from investments	(12,850)	(9,591)	(35,504)	(36,202)	(29,966)

Income from continuing operations before income taxes	$10,568	$9,878	$28,502	$13,190	$29,066

Intersegment sales	$(84)	$(109)	$(368)	$(502)	$(1,363)

Total identifiable assets at end of period	$600,463	$456,272	$518,186	$420,373	$415,761

CORPORATE AND OTHER

Services

Financial Services.  We have provided open account financing to more than 130 of our members that are cooperatives (cooperative association members) in the past year. These arrangements involve the discretionary extension of credit in the form of a clearing account for settlement of grain purchases and as a cash management tool.

In the past, we have made seasonal and term loans to member cooperatives. Some of these loans were sold to CoBank, and we guarantee a portion of the loans sold. Currently, these loans are made by Cofina, a joint venture finance company in which we hold a 49% ownership interest.

During the fourth quarter of our fiscal year 2005, we contributed certain assets related to our financial services business and related to Fin-Ag Inc., along with cash, to form Cofina. Cenex Finance Association, which prior to the formation of Cofina operated as an independent finance company, owns the other 51% of Cofina, however, the governance of this joint venture is 50/50. We participated in the formation of Cofina for the purpose of expanding the size of our financing platform, to improve the scope of services offered to customers, to gain efficiencies in sourcing funds, and to achieve some synergistic savings through participation in larger customer-financing programs. We account for our Cofina investment using the equity method of accounting.

We may, at our own discretion, choose to guarantee certain loans made by Cofina. On August 31, 2006, we had guarantees related to Cofina loans totaling $31.3 million. Guarantees for other loans that were not transferred to Cofina were $91 thousand on August 31, 2006.

Country Hedging, Inc.  Our wholly-owned subsidiary Country Hedging, Inc., which is a registered futures commission merchant and a clearing member of both the Minneapolis Grain Exchange and the Kansas City Board of Trade, is a full-service commodity futures and options broker.

Ag States Agency, LLC.  Ag States Agency, LLC, is an independent insurance agency, and after the purchase of the minority owner’s interest during our fiscal year 2005, is now a wholly-owned subsidiary. It sells insurance, including group benefits, property and casualty, and bonding programs. Its approximately 1,800 customers are primarily agricultural businesses, including local cooperatives and independent elevators, petroleum outlets, agronomy, feed and seed plants, implement dealers, fruit and vegetable packers/warehouses, and food processors.

PRICE RISK AND HEDGING

When we enter into a commodity purchase commitment, we incur risks of carrying inventory, including risks related to price changes and performance (including delivery, quality, quantity and shipment period). We are exposed to risk of loss in the market value of positions held, consisting of inventory and purchase contracts at a fixed or partially fixed price in the event market prices decrease. We are also exposed to risk of loss on our fixed price or partially fixed price sales contracts in the event market prices increase.

To reduce the price change risks associated with holding fixed price commitments, we generally take opposite and offsetting positions by entering into commodity futures contracts (either a straight futures contract or an options futures contract) on regulated commodity futures exchanges for grain, and regulated mercantile exchanges for refined products and crude oil. The crude oil and most of the grain and oilseed volume we handle can be hedged. Some grains cannot be hedged because there are no futures for certain commodities. For those commodities, risk is managed through the use of forward sales and various pricing arrangements and to some extent cross-commodity futures hedging. While hedging activities reduce the risk of loss from changing market values of inventory, such activities also limit the gain potential which otherwise could result from changes in market prices of inventory. Our policy is to generally maintain hedged positions in grain. Our profitability from operations is primarily derived from margins on products sold and grain merchandised, not from hedging transactions. Hedging arrangements do not protect against nonperformance by counterparties to contracts, and therefore, contract values are reviewed and adjusted to reflect potential non-performance.

When a futures contract is entered into, an initial margin deposit must be sent to the applicable exchange or broker. The amount of the deposit is set by the exchange and varies by commodity. If the market price of a short futures contract increases, then an additional maintenance margin deposit would be required. Similarly, if the price of a long futures contract decreases, a maintenance margin deposit would be required and sent to the applicable exchange. Subsequent price changes could require additional maintenance margins or could result in the return of maintenance margins.

At any one time, inventory and purchase contracts for delivery to us may be substantial. We have risk management policies and procedures that include net position limits. These limits are defined for each commodity and include both trader and management limits. This policy, and computerized procedures in our grain marketing operations, requires a review by operations management when any trader is outside of position limits and also a review by our senior management if operating areas are outside of position limits. A similar process is used in our energy operations. The position limits are reviewed at least annually with our management. We monitor current market conditions and may expand or reduce our risk management policies or procedures in response to changes in those conditions. In addition, all purchase and sales contracts are subject to credit approvals and appropriate terms and conditions.

EMPLOYEES

At August 31, 2006, we had approximately 6,540 full, part-time, temporary and seasonal employees, which included approximately 590 employees of NCRA. Of that total, approximately 1,930 were employed in our Energy segment, 3,560 in our country operations business (including approximately 1,115 seasonal and temporary employees), 420 in our grain marketing operations, 260 in our Processing segment and 370 in

Corporate and Other. In addition to those employed directly by us, many employees work for joint ventures in which we have a 50% or less ownership interest, and are not included in these totals. A portion of all of our business segments are employed in this manner.

Employees in certain areas are represented by collective bargaining agreements. Refinery and pipeline workers in Laurel, Montana are represented by agreements with two unions: United Steel Workers of America (USWA) (169 employees) and Oil Basin Pipeliners Union (OBP) (17 employees), for which agreements are in place through 2008 and 2007, respectively, in regards to wages and benefits. The contracts covering the NCRA McPherson, Kansas refinery (274 employees in the USWA union) are also in place through 2009. There are approximately 160 employees in transportation and lubricant plant operations that are covered by other collective bargaining agreements that expire at various times. Certain production workers in our oilseed processing operations are subject to collective bargaining agreements with the Bakery, Confectionary, Tobacco Worker and Grain Millers (BTWGM) (108 employees) and the Pipefitters’ Union (2 employees) for which agreements are in place through 2009. The BTWGM also represents 52 employees at our Superior, WI grain export terminal with a contract expiring in 2010. The USWA represents 48 employees at our Myrtle Grove, LA grain export terminal with a contract expiring in 2009, the Teamsters represent 8 employees at our Winona, MN export terminal with a contract expiring in 2008, and the International Longshoremen’s and Warehousemen’s Union (ILWU) represents 19 employees at our Kalama, WA export terminal with an expired contract since September 2006 that is currently being negotiated with expectations of a positive outcome. Finally, certain employees in our country operations business are represented by collective bargaining agreements with two unions; the BTWGM (26 employees), with contracts expiring in December 2008 and June 2010, and the United Food and Commercial Workers (10 employees), with a contract expiring in July 2008.

LEGAL PROCEEDINGS

We are involved as a defendant in various lawsuits, claims and disputes, which are in the normal course of our business. The resolution of any such matters may affect consolidated net income for any fiscal period; however, our management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on our consolidated financial position, results of operations or cash flows during any fiscal year.

In October 2003, we and NCRA reached agreements with the Environmental Protection Agency (EPA) and the State of Montana’s Department of Environmental Quality and the State of Kansas Department of Health and Environment, regarding the terms of settlements with respect to reducing air emissions at our Laurel, Montana and NCRA’s McPherson, Kansas refineries. These settlements are part of a series of similar settlements that the EPA has negotiated with major refiners under the EPA’s Petroleum Refinery Initiative. The settlements, which resulted from nearly three years of discussions, take the form of consent decrees filed with the U.S. District Court for the District of Montana (Billings Division) and the U.S. District Court for the District of Kansas. Each consent decree details potential capital improvements, supplemental environmental projects and operational changes that we and NCRA have agreed to implement at the relevant refinery over the next several years. The consent decrees also require us and NCRA to pay approximately $0.5 million in aggregate civil cash penalties. As of November 30, 2006, the aggregate capital expenditures for us and NCRA related to these settlements was approximately $15 million, and we anticipate spending an additional $8 million over the next five years. We do not believe that the settlements will have a material adverse affect on us or NCRA.

PROPERTIES

We own or lease energy, grain handling and processing, and agronomy related facilities throughout the United States. Below is a summary of these locations.

Energy

Facilities in our Energy business segment include the following, all of which are owned except where indicated as leased:

Refinery	Laurel, Montana
Propane terminal	Glenwood, Minnesota
Transportation terminals/ repair facilities	12 locations in Iowa, Kansas, Minnesota, Montana, North Dakota, South Dakota, Texas, Washington and Wisconsin, 3 of which are leased
Petroleum & asphalt terminals/ storage facilities	9 locations in Montana, North Dakota and Wisconsin
Pump stations	11 locations in Montana and North Dakota
Pipelines:
Cenex Pipeline, LLC	Laurel, Montana to Fargo, North Dakota
Front Range Pipeline, LLC	Canadian border to Laurel, Montana
Convenience stores/ gas stations	42 locations in Iowa, Minnesota, Montana, North Dakota, South Dakota and Wyoming, 12 of which are leased
Lubricant plants/ warehouses	3 locations in Minnesota, Ohio and Texas, 1 of which is leased

We have a 74.5% interest in NCRA, which owns and operates the following facilities:

Refinery	McPherson, Kansas
Petroleum terminals/ storage	2 locations in Iowa and Kansas
Pipeline	McPherson, Kansas to Council Bluffs, Iowa
Jayhawk Pipeline, LLC	Throughout Kansas, with branches in Oklahoma, Texas and Nebraska
Jayhawk stations	32 locations located in Kansas, Oklahoma and Nebraska
Osage Pipeline (50% owned by NCRA)	Oklahoma to Kansas
Kaw Pipeline (66.7% owned by NCRA)	Throughout Kansas

Ag Business

Within our Ag Business business segment, we own or lease the following facilities:

Country Operations

In our country operations business, we own 315 agri-operations locations (of which some of the facilities are on leased land), 7 feed manufacturing facilities and 3 sunflower plants located in Minnesota, North Dakota, South Dakota, Montana, Nebraska, Kansas, Oklahoma, Colorado, Idaho, Washington and Oregon.

Grain Marketing

We use grain terminals in our grain marketing operations at the following locations:

Collins, Mississippi (owned)
Davenport, Iowa (2 owned)
Friona, Texas (owned)
Kalama, Washington (leased)

Minneapolis, Minnesota (owned, idle)
Myrtle Grove, Louisiana (owned)
Savage, Minnesota (owned)
Spokane, Washington (owned)
Superior, Wisconsin (owned)
Winona, Minnesota (1 owned, 1 leased)

Processing

Within our Processing business segment, we own and lease the following facilities:

Oilseed Processing

We own a campus in Mankato, Minnesota, comprised of a soybean crushing plant, an oilseed refinery, a soyflour plant, a quality control laboratory and an administration office. We also own a crushing plant in Fairmont, Minnesota.

Wheat Milling

We own five flour milling facilities at the following locations, all of which are leased to Horizon Milling:

Rush City, Minnesota
Kenosha, Wisconsin
Houston, Texas
Mount Pocono, Pennsylvania
Fairmount, North Dakota

Corporate Headquarters

We are headquartered in Inver Grove Heights, Minnesota. We own a 33-acre campus consisting of one main building with approximately 320,000 square feet of office space and two smaller buildings with approximately 13,400 and 9,000 square feet of space.

Our internet address is www.chsinc.com.

MEMBERSHIP IN CHS AND AUTHORIZED CAPITAL

Introduction

We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons. Our patrons, not us, are subject to income taxes on income from patronage sources, which is distributed to them. We are subject to income taxes on non-patronage-sourced income. See “— Tax Treatment” below.

Distribution of Net Income; Patronage Dividends

We are required by our organizational documents annually to distribute net earnings derived from patronage business with members, after payment of dividends on equity capital, to members on the basis of patronage, except that our Board of Directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business. We also may distribute net income derived from patronage business with a non-member if we have agreed to conduct business with the non-member on a patronage basis. Net income from non-patronage business may be distributed to members or added to the unallocated capital reserve, in whatever proportions our Board of Directors deems appropriate.

These distributions, referred to as “patronage dividends,” may be made in cash, patrons’ equities, revolving fund certificates, our securities, securities of others, or any combination designated by the Board of Directors. Since 1998, the Board of Directors has distributed patronage dividends in the form of 30% cash and

70% patrons’ equities (see “— Patrons’ Equities” below). For fiscal year 2006, the Board of Directors has approved the upcoming distribution of patronage dividends in the form of 35% cash and 65% patrons’ equities. Our Board of Directors may change the mix in the form of the patronage dividends in the future. In making distributions, the Board of Directors may use any method of allocation that, in its judgment, is reasonable and equitable.

Patronage dividends distributed during the years ended August 31, 2006, 2005 and 2004 were $207.8 million ($62.5 million in cash), $171.3 million ($51.6 million in cash) and $95.2 million ($28.7 million in cash), respectively.

Patrons’ Equities

Patrons’ equities are in the form of a book entry and represent a right to receive cash or other property when we redeem them. Patrons’ equities form part of our capital, do not bear interest, and are not subject to redemption upon request of a member. Patrons’ equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, which may be modified at any time without member consent. A policy was adopted effective September 1, 2004, whereby redemptions of capital equity certificates approved by the Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities older than 10 years held by them, and another for individuals who are eligible for equity redemptions at age 72 or upon death. Effective September 1, 2006, the 10-year aging factor on the retirement of equity on a pro-rata basis was eliminated for equity redemptions to be paid in fiscal year 2007. The amount that each non-individual receives under the pro-rata program in any year will be determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the face value of patronage certificates eligible for redemption held by them, and the denominator, of which is the sum of the patronage certificates eligible for redemption held by all eligible holders of patronage certificates that are not individuals. In addition to the annual pro-rata program, the Board of Directors has approved an additional $50.0 million of cash redemptions to be paid in fiscal year 2007, targeting older capital equity certificates. In accordance with authorization from our Board of Directors, we expect total redemptions related to year ended August 31, 2006, that will be distributed in fiscal year 2007, to be approximately $112.4 million, of which 47.1 million was redeemed in cash during the three months ended November 30, 2006, compared to $6.3 million during the three months ended November 30, 2005. Included in our redemptions during the second quarter of fiscal 2007 is the planned redemption of           by issuing shares of our 8% Cumulative Redeemable Preferred Stock (Preferred Stock) pursuant to this registration statement.

Cash redemptions of patrons and other equities during the years ended August 31, 2006, 2005 and 2004 were $55.9 million, $23.7 million and $10.3 million, respectively. An additional $23.8 million, $20.0 and $13.0 million of equities were redeemed by issuance of shares of our 8% Cumulative Redeemable Preferred Stock during the years ended August 31, 2006, 2005 and 2004, respectively.

Governance

We are managed by a Board of Directors of not less than 17 persons elected by the members at our annual meeting. Terms of directors are staggered so that no more than seven directors are elected in any year, and after our 2006 elections, the maximum number of directors elected in any year will be six. The Board of Directors is currently comprised of 17 directors. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of our members, except for the higher vote described under “— Certain Antitakeover Measures” below.

Membership

Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the

Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

As a membership cooperative, we do not have common stock. We may issue equity or debt instruments, on a patronage basis or otherwise, to our members. We have two classes of outstanding membership. Individual members are individuals actually engaged in the production of agricultural products. Cooperative associations are associations of agricultural producers and may be either cooperatives or other associations organized and operated under the provisions of the Agricultural Marketing Act and the Capper-Volstead Act.

Voting Rights

Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt instruments. Members that are cooperative associations are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three years.

Members who are individuals are entitled to one vote each. Individual members may exercise their voting power directly or through a patrons’ association affiliated with a grain elevator, feed mill, seed plant or any other of our facilities (with certain historical exceptions) recognized by our Board of Directors. The number of votes of patrons’ associations is determined under the same formula as cooperative association members.

Most matters submitted to a vote of the members require the approval of a majority of the votes cast at a meeting of the members, although certain actions require a greater vote. See “— Certain Antitakeover Measures” below.

Debt and Equity Instruments

We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons. Capital Equity Certificates issued by us are subject to a first lien in favor of us for all indebtedness of the holder to us. On November 30, 2006, our outstanding capital included patrons’ equities (consisting of capital equity certificates and non-patronage earnings certificates), 8% Cumulative Redeemable Preferred Stock and certain capital reserves.

Distribution of Assets upon Dissolution; Merger and Consolidation

In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, all of our debts and liabilities would be paid first according to their respective priorities. After such payment, the holders of each share of our preferred stock would then be entitled to receive out of available assets up to $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of our preferred stock would be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. After such distribution to the holders of equity capital, any excess would be paid to patrons on the basis of their past patronage. Our bylaws provide for the allocation among our members and nonmember patrons of the consideration received in any merger or consolidation to which we are a party.

Certain Antitakeover Measures

Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if our Board of Directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a “hostile takeover,” the amendment must be adopted by 80% of the total voting power of our members.

The approval of not less than two-thirds of the votes cast at a meeting is required to approve a “change of control” transaction which would include a merger, consolidation, liquidation, dissolution, or sale of all or substantially all of our assets. If our Board of Directors determines that a proposed change of control transaction involves a hostile takeover, the 80% approval requirement applies. The term “hostile takeover” is not further defined in the Minnesota cooperative law or our governing documents.

Tax Treatment

Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Internal Revenue Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

As a cooperative, we are not taxed on qualified patronage (minimum cash requirement of 20%) allocated to our members either in the form of equities or cash. Consequently, those amounts are taxed only at the patron level. However, the amounts of any allocated but undistributed patronage earnings (called non-qualified unit retains) are taxable to us when allocated. Upon redemption of any non-qualified unit retains, the amount is deductible to us and taxable to the member.

Income derived by us from non-patronage sources is not entitled to the “single tax” benefit of Subchapter T and is taxed to us at corporate income tax rates.

NCRA is not consolidated for tax purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial information for August 31, 2006, 2005 and 2004 and for the three months ended November 30, 2006 and 2005 should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this filing. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

Summary Selected Consolidated Financial Data

	Three Months Ended
	November 30		Years Ended August 31,
	2006	2005	2006	2005	2004	2003	2002
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Income Statement Data:
Revenues	$3,751,070	$3,453,513	$14,383,835	$11,926,962	$10,969,081	$9,314,116	$7,187,578
Cost of goods sold	3,528,794	3,199,068	13,570,507	11,449,858	10,527,715	8,989,050	6,877,951

Gross profit	222,276	254,445	813,328	477,104	441,366	325,066	309,627
Marketing, general and administrative	52,102	49,626	231,238	199,354	202,455	175,662	170,458

Operating earnings	170,174	204,819	582,090	277,750	238,911	149,404	139,169
Gain on sale of investments	(5,348)			(13,013)	(14,666)
Gain on legal settlements					(692)	(10,867)	(2,970)
Interest, net	7,688	7,331	41,305	41,509	42,758	40,516	37,009
Equity income from investments	(4,531)	(9,177)	(84,188)	(95,742)	(79,022)	(47,299)	(58,133)
Minority interests	18,912	32,161	85,974	47,736	33,830	21,950	15,390

Income from continuing operations before income taxes	153,453	174,504	538,999	297,260	256,703	145,104	147,873
Income taxes	17,171	20,478	49,327	30,434	29,462	16,031	19,881

Income from continuing operations	136,282	154,026	489,672	266,826	227,241	129,073	127,992
(Income) loss on discontinued operations, net of taxes		(208)	(625)	16,810	5,909	5,232	1,854

Net income	$136,282	$154,234	$490,297	$250,016	$221,332	$123,841	$126,138

Balance Sheet Data:
Working capital	$828,191	$784,241	$828,954	$758,703	$493,440	$458,738	$249,115
Net property, plant and equipment	1,525,028	1,395,180	1,476,239	1,359,535	1,249,655	1,122,982	1,057,421
Total assets	5,511,494	4,669,397	4,942,583	4,726,937	4,031,292	3,807,968	3,481,727
Long-term debt, including current maturities	727,199	766,298	744,745	773,074	683,818	663,173	572,124
Total equities	2,126,076	1,836,450	2,017,391	1,757,897	1,628,086	1,481,711	1,289,638
Ratio of earnings to fixed charges and preferred dividends(1)	9.8x	10.8x	7.9x	4.6x	4.5x	3.2x	3.6x

(1)	For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

The selected financial information below has been derived from our three business segments, and Corporate and Other, for the fiscal years ended August 31, 2006, 2005 and 2004 and for the three months ended November 30, 2006 and 2005. The intercompany sales between segments were $253.3 million, $182.4 million and $142.4 million for the fiscal years ended August 31, 2006, 2005 and 2004, respectively. The intercompany sales between segments were $69.3 and $58.0 million for the three months ended November 30, 2006 and 2005, respectively.

Summary Financial Data By Business Segment

	Three Months Ended
	November 30		Years Ended August 31,
	Energy
	2006	2005	2006	2005	2004
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$1,853,409	$1,861,256	$7,414,361	$5,794,266	$4,038,561
Cost of goods sold	1,702,786	1,665,456	6,834,676	5,487,813	3,780,726

Gross profit	150,623	195,800	579,685	306,453	257,835
Marketing, general and administrative	20,987	17,441	82,867	69,951	72,876

Operating earnings	129,636	178,359	496,818	236,502	184,959
Gain on sale of investments				(862)	(14,666)
Interest, net	385	1,119	6,534	8,918	12,090
Equity income from investments	(1,056)	(838)	(3,840)	(3,478)	(1,399)
Minority interests	18,961	32,127	86,483	46,741	32,507

Income from continuing operations before income taxes	$111,346	$145,951	$407,641	$185,183	$156,427

Intersegment sales	$(67,820)	$(55,563)	$(242,430)	$(170,642)	$(121,199)

Total identifiable assets at end of period	$2,130,876	$2,105,351	$2,164,217	$2,238,614	$1,591,254

	Three Months Ended
	November 30,		Years Ended August 31,
	Ag Business
	2006	2005	2006	2005	2004
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$1,804,616	$1,490,543	$6,575,165	$5,670,644	$6,306,530
Cost of goods sold	1,746,843	1,446,890	6,401,527	5,541,282	6,187,082

Gross profit	57,773	43,653	173,638	129,362	119,448
Marketing, general and administrative	19,285	21,162	99,777	83,600	85,479

Operating earnings	38,488	22,491	73,861	45,762	33,969
Gain on sale of investments	(5,348)			(11,358)
Gain on legal settlements					(692)
Interest, net	5,170	3,504	23,559	20,535	18,932
Equity loss (income) from investments	10,589	2,261	(40,902)	(55,473)	(47,488)
Minority interests	(49)	34	(509)	(41)	(24)

Income from continuing operations before income taxes	$28,126	$16,692	$91,713	$92,099	$63,241

Intersegment sales	$(1,381)	$(2,327)	$(8,779)	$(9,640)	$(18,372)

Total identifiable assets at end of period	$2,240,442	$1,736,940	$1,806,243	$1,604,571	$1,590,337

	Three Months Ended
	November 30,		Years Ended August 31,
	Processing
	2006	2005	2006	2005	2004
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$155,024	$152,978	$614,471	$613,766	$734,944
Cost of goods sold	148,463	145,310	588,732	604,198	703,129

Gross profit	6,561	7,668	25,739	9,568	31,815
Marketing, general and administrative	5,956	4,958	21,645	20,750	20,323

Operating earnings (losses)	605	2,710	4,094	(11,182)	11,492
Gain on sale of investments				(457)
Interest, net	2,887	2,423	11,096	12,287	12,392
Equity income from investments	(12,850)	(9,591)	(35,504)	(36,202)	(29,966)

Income from continuing operations before income taxes	$10,568	$9,878	$28,502	$13,190	$29,066

Intersegment sales	$(84)	$(109)	$(368)	$(502)	$(1,363)

Total identifiable assets at end of period	$600,463	$456,272	$518,186	$420,373	$415,761

	Three Months Ended
	November 30		Years Ended August 31,
	Corporate and Other
	2006	2005	2006	2005	2004
	(unaudited)	(unaudited)
	(Dollars in thousands)

Revenues	$7,306	$7,324	$33,175	$30,672	$31,466
Cost of goods sold	(13)		(1,091)	(1,049)	(802)

Gross profit	7,319	7,324	34,266	31,721	32,268
Marketing, general and administrative	5,874	6,065	26,949	25,053	23,777

Operating earnings	1,445	1,259	7,317	6,668	8,491
Gain on sale of investments				(336)
Interest, net	(754)	285	116	(231)	(656)
Equity income from investments	(1,214)	(1,009)	(3,942)	(589)	(169)
Minority interests				1,036	1,347

Income from continuing operations before income taxes	$3,413	$1,983	$11,143	$6,788	$7,969

Intersegment sales		$(589)	$(1,760)	$(1,602)	$(1,486)

Total identifiable assets at end of period	$539,713	$370,834	$453,937	$463,379	$433,940

During the year ended August 31, 2004, we received cash proceeds and recorded gains of $0.7 million, related to legal settlements from several vitamin product suppliers against whom we alleged certain price-fixing claims.

Supplementary Financial Information

Supplementary financial information required by Item 302 of Regulation S-K for the three-month period ended November 30, 2006 and each quarter during the years ended August 31, 2006 and 2005 is presented below.

(Unaudited)
(Dollars in thousands)
November 30,
2006

Revenues	$3,413,018
Gross profit	257,508
Income from continuing operations	154,026
Net income	154,234

	November 30,	2006
	2005	February 28	May 31	August 31

Revenues	$3,453,549	$3,156,834	$3,743,021	$4,030,431
Gross profit	254,481	114,668	218,528	225,651
Income from continuing operations	154,026	40,247	136,563	158,836
Net income	154,234	40,148	136,593	159,322

	November 30,	2005
	2004	February 28	May 31	August 31

Revenues	$2,962,923	$2,425,199	$3,133,597	$3,405,243
Gross profit	108,450	88,108	151,348	129,198
Income from continuing operations	20,341	19,718	109,861	116,906
Net income	17,996	8,723	106,946	116,351

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

CHS Inc. (CHS, we or us) is a diversified company, which provides grain, foods and energy resources to businesses and consumers. As a cooperative, we are owned by farmers, ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock.

We provide a full range of production agricultural inputs such as refined fuels, propane, farm supplies, animal nutrition and agronomy products, as well as services, which include hedging, financing and insurance services. We own and operate petroleum refineries and pipelines and market and distribute refined fuels and other energy products under the Cenex® brand through a network of member cooperatives and independent retailers. We purchase grains and oilseeds directly and indirectly from agricultural producers primarily in the Midwestern and Western United States. These grains and oilseeds are either sold to domestic and international customers, or further processed into a variety of food products.

We have aligned our business segments based on an assessment of how our businesses operate and the products and services they sell. Our three business segments: Energy, Ag Business and Processing, create vertical integration to link producers with consumers. Our Energy segment produces and provides for the wholesale distribution of petroleum products and transports those products. Our Ag Business segment purchases and resells grains and oilseeds originated by our country operations business, by our member cooperatives and by third parties, and also serves as wholesaler and retailer of crop inputs. Our Processing segment converts grains and oilseeds into value-added products.

Summary data for each of our business segments for the fiscal years ended August 31, 2006, 2005 and 2004 and for the three-month periods ending November 30, 2005 and 2006 is shown on prior pages. Except as otherwise specified, references to years indicate our fiscal year ended August 31, 2006 or ended August 31 of the year referenced.

Corporate administrative expenses are allocated to all three business segments, and Corporate and Other, based on either direct usage for services that can be tracked, such as information technology and legal, and other factors or considerations relevant to the costs incurred.

Many of our business activities are highly seasonal and operating results will vary throughout the year. Overall, our income is generally lowest during the second fiscal quarter and highest during the third fiscal quarter. Our business segments are subject to varying seasonal fluctuations. For example in our Ag Business segment, agronomy and country operations businesses experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. Also in our Ag Business segment, our grain marketing operations is subject to fluctuations in volume and earnings based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and profitability in certain operating areas, such as refined products, in the summer and early fall when gasoline and diesel fuel usage is highest and is subject to global supply and demand forces. Other energy products, such as propane, may experience higher volumes and profitability during the winter heating and crop drying seasons.

Our revenue can be significantly affected by global market prices for commodities such as petroleum products, natural gas, grains, oilseeds and flour. Changes in market prices for commodities that we purchase without a corresponding change in the selling prices of those products can affect revenues and operating earnings. Commodity prices are affected by a wide range of factors beyond our control, including the weather, crop damage due to disease or insects, drought, the availability and adequacy of supply, government regulations and policies, world events, and general political and economic conditions.

While our revenues and operating results are derived from businesses and operations which are wholly-owned and majority-owned, a portion of our business operations are conducted through companies in which we hold ownership interests of 50% or less and do not control the operations. We account for these investments primarily using the equity method of accounting, wherein we record our proportionate share of income or loss reported by the entity as equity income from investments, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. These investments principally include our 50% ownership in each of the following companies: Agriliance LLC (Agriliance), TEMCO, LLC (TEMCO) and United Harvest, LLC (United Harvest) included in our Ag Business segment; Ventura Foods, LLC (Ventura Foods), our 24% ownership in Horizon Milling, LLC (Horizon Milling), and an approximate 24% ownership in US BioEnergy Corporation (US BioEnergy) included in our Processing segment; and our 49% ownership in Cofina Financial, LLC (Cofina) included in Corporate and Other.

Agriliance is owned and governed by United Country Brands, LLC (50%) and Land O’Lakes, Inc. (50%). United Country Brands, LLC, was initially owned and governed 50% by us and 50% by Farmland Industries, Inc. (Farmland), and was formed solely to hold a 50% interest in Agriliance. On April 30, 2004, we purchased all of Farmland’s remaining interest in Agriliance for $27.5 million in cash. We now own 50% of the economic and governance interests in Agriliance, held through our 100% ownership interest in United Country Brands, LLC, and continue to account for this investment using the equity method of accounting.

In May 2005, we sold the majority of our Mexican foods business for proceeds of $38.3 million resulting in a loss on disposition of $6.2 million, with minor activity continuing in 2006. During the year ended August 31, 2006, we sold all of the remaining assets for proceeds of $4.2 million and a gain of $1.6 million. The operating results of the Mexican Foods business have been reclassified and reported as discontinued operations for all periods presented.

The consolidated financial statements include the accounts of CHS and all of our wholly-owned and majority-owned subsidiaries, including the National Cooperative Refinery Association (NCRA), which is in our Energy segment. All significant intercompany accounts and transactions have been eliminated.

Certain reclassifications have been made to prior year’s amounts to conform to current year classifications. These reclassifications had no effect on previously reported net income, equities and comprehensive income, or total cash flows.

The Consolidated Statements of Cash Flows for the period ended November 30, 2005 and for the years ended August 31, 2005 and 2004 were restated to correct an error in the classification of our cash flows received from our interest in joint ventures and distributions made to minority owners. We determined that a portion of the cash flows from our joint ventures should have been considered a return on our investment and classified as an operating activity as distributions from equity investments, instead of as an investing activity. Additionally, we had previously reported distributions to minority owners as investing activities when they should have been classified as financing activities. The restatement did not have any impact on our Consolidated Statements of Operations, Consolidated Statements of Shareholders’ Equities and Comprehensive Income, or total change in cash and cash equivalents on our Consolidated Statements of Cash Flows for the period ended November 30, 2005 and for the years ended August 31, 2005 and 2004. In addition, it did not have any impact on our Consolidated Balance Sheets as of November 30, 2005, August 31, 2005, or 2004.

Recent Events

Subsequent to our fiscal year ended August 31, 2006, we made an additional investment of $35.0 million in US BioEnergy, bringing our current ownership of the company to approximately 22% after the completion of the initial public offering of US BioEnergy, and also made investments in two new ventures. We invested approximately $30.0 million in a Brazil-based grain handling and merchandising company named Multigrain S.A., that is owned jointly (50/50) with Multigrain Comercio, an agricultural commodities business headquartered in Sao Paulo, Brazil and will be included in our Ag Business segment. This venture, which includes grain storage and export facilities, builds on our South American soybean origination and helps meet customer needs year-round. Our grain marketing operations continue to explore other opportunities to establish a presence in other emerging grain origination and export markets. We have also invested $15.6 million in a new Horizon Milling venture (24% CHS ownership) that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, which includes three flour milling operations and two dry baking mixing facilities in Canada.

Also subsequent to our fiscal year ended August 31, 2006, we sold 540,000 shares of our CF Industries Holding, Inc. (CFIH) stock for proceeds of $10.9 million, and recorded a gain of $5.3 million, reducing our ownership interest in CFIH to approximately 2.9%

Results of Operations

Comparison of the three months ended November 30, 2006 and 2005

General.  We recorded income from continuing operations before income taxes of $153.5 million during the three months ended November 30, 2006 compared to $174.5 million during the three months ended November 30, 2005, a decrease of $21.0 million (12%). These results reflected decreased pretax earnings in our Energy segment, partially offset by improved earnings in our Ag Business and Processing segments, and Corporate and Other.

Our Energy segment generated income from continuing operations before income taxes of $111.3 million for the three months ended November 30, 2006 compared to $146.0 million in the three months ended November 30, 2005. This decrease in earnings of $34.7 million (24%) is primarily attributable to lower margins on refined fuels, which resulted mainly from changes in the refining capacity and global demand. With hurricane damage to gulf-coast refineries at the start of fiscal year 2006, the energy industry faced supply restrictions and distribution disruptions. This situation created wide margins for inland refineries not affected by the hurricanes during the fall of 2005. Earnings in our propane, renewable fuels marketing, transportation, and lubricants operations improved during the three months ended November 30, 2006 when compared to the same three-month period of the previous year. These improvements were partially offset by decreased earnings in our petroleum equipment businesses.

Our Ag Business segment generated income from continuing operations before income taxes of $28.1 million for the three months ended November 30, 2006 compared to $16.7 million in the three months ended November 30, 2005, an increase in earnings of $11.4 million (68%). Strong domestic grain movement, much of it driven by increased US ethanol production, contributed to improved performance by both grain marketing and country operations businesses. Our country operations earnings increased $9.1 million, primarily as a result of overall improved product margins, including historically high margins on energy, sunflower, agronomy and grain transactions. Market expansion into Oklahoma and Kansas also increased country operations volumes. Our grain marketing operations improved earnings by $4.3 million during the three months ended November 30, 2006 compared with the same period in 2005, primarily from increased grain volumes and improved margins on those grains. Volatility in the grain markets creates opportunities for increased grain margins, and additionally during the current year, increased interest in renewable fuels, and changes in transportation costs shifted marketing patterns and dynamics for our grain marketing business. Additionally, during the three months ended November 30, 2006, we sold approximately 25% of our investment in CF Industries Holdings, Inc. (CF), a domestic fertilizer manufacturer in which we hold a minority interest, and we received cash of $10.9 million and recorded a gain of $5.3 million. These improvements in earnings in our country operations, grain marketing, partial sale of CF, and some of our agronomy businesses, were partially offset by reduced earnings generated by Agriliance, an agronomy joint venture in which we hold a 50% interest. Those results, net of allocated internal expenses, decreased $7.3 million, primarily because of reduced wholesale crop nutrient margins, partially offset by improved retail and wholesale crop protection margins. Weather-interrupted supply patterns and resulting price fluctuations dramatically reduced crop nutrient use and sales during the year. High natural gas prices, increasing international demand for nitrogen, and hurricane damage to warehouse facilities and the resulting transportation grid, led to price increases early in fiscal 2006. Coupled with high energy costs and lower grain prices in early plant planning of 2006 many crop producers elected to scale back nutrient applications for the 2006 growing year. As a result, larger remaining inventories later in the year drove significant decline in realizable value of inventories and reduced revenues.

Our Processing segment generated income from continuing operations before income taxes of $10.6 million for the three months ended November 30, 2006 compared to $9.9 million in the three months ended November 30, 2005, an increase in earnings of $0.7 million (7%). Our share of earnings from Ventura Foods, our packaged foods joint venture, increased $2.7 million during the three months ended November 30, 2006, compared to the same period in the prior year, primarily from improved product margins. Our share of earnings from our wheat milling joint ventures reported similar earnings for the three months ended November 30, 2006, compared to the same period in the prior year. We recorded our share of pretax losses, net of internal expenses, related to US BioEnergy Corporation (US BioEnergy), an ethanol manufacturing company in which we hold a minority ownership interest, of $0.9 million and $0.1 million, respectively, for the three months ended November 30, 2006 and 2005. Oilseed processing earnings decreased $1.3 million during the three months ended November 30, 2006 as compared to the same period in the prior year. This was primarily the result of reduced oilseed refining margins partially offset by improved crushing margins. While volumes stayed fairly consistent at our two crushing facilities, oilseed crushing margins showed significant improvement when comparing the three months ended November 30, 2006 with the same three-month period in the prior year.

Corporate and Other generated income from continuing operations before income taxes of $3.4 million for the three months ended November 30, 2006 compared to $2.0 million in the three months ended November 30, 2005, an increase in earnings of $1.4 million (72%). All of this improvement is attributable to our business solutions operations where financing and hedging services both recorded increases in business volume compared to the same period of a year ago.

Net Income.  Consolidated net income for the three months ended November 30, 2006 was $136.3 million compared to $154.2 million for the three months ended November 30, 2005, which represents a $17.9 million (12%) decrease.

Revenues.  Consolidated revenues of $3.8 billion for the three months ended November 30, 2006 compared to $3.5 billion for the three months ended November 30, 2005, which represents a $297.6 million (9%) increase.

Total revenues include other revenues generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevators and agri-service centers derives other revenues from activities related to production agriculture, which include grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receives other revenues at our export terminals from activities related to loading vessels. Corporate and Other derives revenues primarily from our hedging and insurance operations.

Our Energy segment revenues, after elimination of intersegment revenues, of $1.8 billion decreased $20.1 million (1%) during the three months ended November 30, 2006 compared to the three months ended November 30, 2005. During the three months ended November 30, 2006 and 2005, our Energy segment recorded revenues from our Ag Business segment of $67.8 million and $55.6 million, respectively. The revenues net decrease of $20.1 million is comprised of a net decrease of $127.1 million related to price depreciation on refined fuels and propane products, partially offset by a $107.0 million net increase in sales volume. The net change in revenues includes $139.5 million from our ethanol marketing venture, which we acquired in April of fiscal 2006. Refined fuels revenues decreased $92.2 million (7%), of which $113.4 million was related to a net average selling price decrease, partially offset by $21.2 million attributable to increased volumes, compared to the same period in the previous year. The sales price of refined fuels decreased $0.17 per gallon (8%) and volumes increased 2% when comparing the three months ended November 30, 2006 with the same period a year ago. Lower crude oil prices during the first quarter of this fiscal year compared to the same three-month period last fiscal year were primarily attributable to the effects of the hurricanes in the United States during the fall of 2005. Primarily as a result of the hurricanes, we saw the affects of strong global demand and limited refining capacity, which contributed to the increases in refined fuels selling prices during fiscal 2006. Propane revenues decreased by $57.0 million (27%), of which $56.6 million was related to decreased volumes and $0.4 million was related to a net average selling price decrease when compared to the same period in the previous year. Propane sales volume decreased 27% in comparison to the same period of the prior year, while the average selling price of propane was relatively unchanged. Propane prices tend to follow the prices of crude oil and natural gas, both of which decreased during the three months ended November 30, 2006 compared to the same period in 2005. The decrease in propane volumes reflects a loss of exclusive propane marketing rights at our former supplier’s proprietary terminals, and also milder temperatures in our trade area which affected the demand for home heating.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $1.8 billion increased $315.0 million (21%) during the three months ended November 30, 2006 compared to the three months ended November 30, 2005. Grain revenues in our Ag Business segment totaled $1,504.5 million and $1,232.4 million during the three months ended November 30, 2006 and 2005, respectively. Of the grain revenues increase of $272.1 million (22%), $177.8 million is attributable to increased volumes and $94.3 million is due to increased average grain selling prices during the three months ended November 30, 2006 compared to the same period last fiscal year. The average sales price of all grain and oilseed commodities sold reflected an increase of $0.32 per bushel (8%). The 2006 fall harvest produced good yields throughout most of the United States, with the quality of most grains rated as excellent or good. Despite the good harvest, prices for nearly all grain commodity prices increased because of strong demand, particularly for corn which is used as the feedstock for most ethanol plants as well as for livestock feed. The higher average month-end market price per bushel of corn, spring wheat and soybeans were approximately $1.24, $1.15 and $0.56, respectively, as compared to the prices of those same grains for the three months ended November 30, 2005. Volumes increased 13% during the three months ended November 30, 2006 compared with the same period of a year ago. Corn and soybeans reflect the largest volume increases compared to the three months ended November 30, 2005. Our Ag Business segment non-grain product revenues of $265.8 million increased by $39.8 million (18%) during the three months ended November 30, 2006 compared to the three months ended November 30, 2005, primarily the result of increased revenues of energy, crop nutrient, processed sunflower, crop protection, and feed products. Other revenues within our Ag Business segment of $32.9 million during the three months ended November 30, 2006 increased $3.1 million (10%).

Our Processing segment revenues, after elimination of intersegment revenues, of $154.9 million increased $2.1 million (1%) during the three months ended November 30, 2006 compared to the three months ended November 30, 2005. Because our wheat milling, renewable fuels and packaged foods operations are operated through non-consolidated joint ventures, revenues reported in our Processing segment are entirely from our oilseed processing operations. Processed soybean volumes increased 1%, accounting for an increase in revenues of $0.9 million, and were partially offset by a lower average sales price of processed oilseed and other revenues which reduced total revenues for this segment by $0.6 million. Oilseed refining revenues increased $1.3 million (2%), of which $1.1 million was due to higher average sales price and $0.2 million was due to a slight net increase in sales volume. The average selling price of processed oilseed decreased $1 per ton and the average selling price of refined oilseed products increased slightly compared to the same period of the previous year. These changes in the average selling price of products are primarily driven by the higher price of soybeans.

Cost of Goods Sold.  Cost of goods sold of $3.5 billion increased $329.7 million (10%) during the three months ended November 30, 2006 compared to the three months ended November 30, 2005.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $1.6 billion increased by $25.1 million (2%) during the three months ended November 30, 2006 compared to the same period of the prior year. The net change in cost includes $137.4 million from our ethanol marketing venture, which we acquired in April of fiscal 2006. The remaining change in cost of goods sold is primarily due to decreased average costs of refined fuels and propane products. On a more product-specific basis, the average cost of refined fuels decreased by $0.19 (10%) per gallon, and was partially offset by a 2% increase in volumes compared to the three months ended November 30, 2005. We process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost decrease on refined fuels is reflective of lower input costs at our two crude oil refineries and lower average prices on the refined products that we purchased for resale compared to the three months ended November 30, 2005. The average per unit cost of crude oil purchased for the two refineries decreased 4% compared to the three months ended November 30, 2005. The propane volumes decreased 27%, and the average cost of propane decreased $0.01 (1%) compared to the three months ended November 30, 2005.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $1.7 billion increased $300.9 million (21%) during the three months ended November 30, 2006 compared to the same period of the prior year. Grain cost of goods sold in our Ag Business segment totaled $1,471.8 million and $1,204.7 million during the three months ended November 30, 2006 and 2005, respectively. The cost of grains and oilseed procured through our Ag Business segment increased $267.1 million (22%) compared to the three months ended November 30, 2005. This is primarily the result of a 13% increase in bushels sold along with an increase of $0.32 (8%) average cost per bushel as compared to the prior year. Corn and soybeans reflected the largest volume increases compared to the three months ended November 30, 2005. Commodity prices on corn, spring wheat and soybeans have increased compared to the prices that were prevalent during the same three-month period in 2005. Our Ag Business segment cost of goods sold, excluding the cost of grains procured through this segment, increased during the three months ended November 30, 2006 compared to the three months ended November 30, 2005, primarily due to higher volumes in energy, crop nutrient, processed sunflower, crop protection and feed products.

Our Processing segment cost of goods sold, after elimination of intersegment costs of $148.4 million, increased $3.2 million (2%) compared to the three months ended November 30, 2005, which was primarily due to increased basis costs of soybeans.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $52.1 million for the three months ended November 30, 2006 increased by $2.5 million (5%) compared to the three months ended November 30, 2005. The net increase of $2.5 million is primarily due to increased performance-based incentive plan expense, in addition to other employee benefits and general inflation.

Gain on Sale of Investment.  During the three months ended November 30, 2006, we sold approximately 25% of our investment in CF. We received cash proceeds of $10.9 million and recorded a gain of $5.3 million, which is reflected within the results reported for our Ag Business segment.

Interest, net.  Interest, net of $7.7 million for the three months ended November 30, 2006 increased $0.4 million (5%) compared to the three months ended November 30, 2005. Interest expense for the three months ended November 30, 2006 and 2005 was $11.3 million and $11.7 million, respectively. Interest income, generated primarily from marketable securities, was $3.6 million and $4.3 million, for the three months ended November 30, 2006 and 2005, respectively. The interest expense decrease of $0.4 million (3%) includes an increase in capitalized interest of $0.2 million, partially offset by an increase in short-term borrowings primarily created by higher working capital needs and an increase in the average short-term interest rate. For the three months ended November 30, 2006 and 2005, we capitalized interest of $1.8 million and $1.6 million, respectively, related to capitalized construction projects. The increase in capitalized interest relates to the financing interest on our coker project partially offset by the final stages of the ultra-low sulfur upgrades at our energy refineries during fiscal 2006. The average level of short-term borrowings increased $24.3 million during the three months ended November 30, 2006 compared to the three months ended November 30, 2005, and the average short-term interest rate increased 1.42%. The interest income decrease of $0.7 million (17%) was primarily in our Energy segment related to a decrease in interest income from short term investments, primarily at NCRA.

Equity Income from Investments.  Equity income from investments of $4.5 million for the three months ended November 30, 2006 decreased $4.6 million (51%) compared to the three months ended November 30, 2005. We record equity income or loss from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net decrease in equity income from investments was attributable to reduced earnings from investments within our Ag Business segment of $8.3 million, and was partially offset by improved earnings within our Processing and Energy segments, and Corporate and Other of $3.3 million, $0.2 million and $0.2 million, respectively.

Our Ag Business segment generated reduced earnings of $8.3 million from equity investments. Our investment in a Canadian agronomy joint venture contributed improved earnings of $0.3 million. Our share of equity investment earnings in Agriliance decreased $7.8 million and primarily relates to reduced crop nutrient margins. Weather-interrupted supply patterns and resulting wide price fluctuations dramatically reduced crop nutrient use and sales during fiscal 2006. High natural gas prices, increasing international demand for nitrogen, and hurricane damage to warehouse facilities and the related transportation grid led to price increases during fiscal 2006. Coupled with high energy costs and low grain prices, many crop producers elected to scale back nutrient applications for the 2006 growing year. As a result, larger remaining inventories later in the year drove significant declines in realizable value of inventories and reduced revenues. The Agriliance retail operations and crop protection margins showed slight improvements over the three months ended November 30, 2005. Our wheat exporting investment in United Harvest contributed slightly reduced earnings of $0.2 million, and our equity income from our investment in TEMCO, a joint venture which exports primarily corn and soybeans, also recorded slightly reduced earnings of $0.1 million. Our country operations reported decreases in equity investment earnings of $0.5 million.

Our Processing segment generated improved earnings of $3.3 million from equity investments. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded improved earnings of $2.7 million, and Horizon Milling, our domestic and Canadian wheat milling joint ventures, recorded slightly reduced earnings of $0.1 million compared to the same period in the previous year. During fiscal years 2006 and 2007, we invested $105.0 million in US BioEnergy, an ethanol manufacturing company, and recorded earnings of $0.6 million during the three months ended November 30, 2006. A shifting demand balance for soybeans for both food and renewable fuels meant addressing supply and price challenges for both CHS and our joint venture with Ventura Foods. Horizon Milling’s results are primarily affected by US dietary habits. Although the preference for a low carbohydrate diet appears to have reached the bottom of its cycle, milling capacity, which had been idled over the past few years because of lack of demand for flour products, can easily be put back in production as consumption of flour products increases, which will continue to depress gross margins in the milling industry.

Our Energy segment generated increased equity investment earnings of $0.2 million related to improved margins in an NCRA equity investment, and Corporate and Other generated improved earnings of $0.2 million from equity investment earnings, primarily from Cofina, our financial services equity investment, and from an insurance equity investment as compared to the three months ended November 30, 2005.

Minority Interests.  Minority interests of $18.9 million for the three months ended November 30, 2006 decreased by $13.2 million (41%) compared to the three months ended November 30, 2005. This net decrease was a result of less profitable operations within our majority-owned subsidiaries compared to the same three-month period in the prior year. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Income Taxes.  Income tax expense, excluding discontinued operations, of $17.2 million for the three months ended November 30, 2006 compares with $20.5 million for the three months ended November 30, 2005, resulting in effective tax rates of 11.2% and 11.7%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the three-month periods ended November 30, 2006 and 2005. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Discontinued Operations.  During fiscal 2005, we reclassified our Mexican foods operations, previously reported in Corporate and Other, along with gains and losses recognized on sales of assets, and impairments on assets for sale, as discontinued operations that were sold or have met required criteria for such classification. In our Consolidated Statements of Operations, all of our Mexican foods operations have been accounted for as discontinued operations. The income recorded for the three months ended November 30, 2005 was $0.3 million ($0.2 million in income, net of taxes), primarily the result of the sale of our remaining assets.

Comparison of the years ended August 31, 2006 and 2005

General.  We recorded income from continuing operations before income taxes of $539.0 million in fiscal 2006 compared to $297.3 million in fiscal 2005, an increase of $241.7 million (81%). These results reflected increased pretax earnings in our Energy and Processing segments, and Corporate and Other, partially offset by slightly decreased earnings in our Ag Business segment.

Our Energy segment generated income from continuing operations before income taxes of $407.6 million for the year ended August 31, 2006 compared to $185.2 million in the prior year. This increase in earnings of $222.4 million (120%) is primarily attributable to higher margins on refined fuels, which resulted mainly from limited refining capacity and increased global demand. With hurricane damage at the start of the fiscal year, the energy industry faced supply restrictions and distribution disruptions. Pipelines owned and operated by a third party were shut down to repair areas of corrosion and leaks. This factor also limited crude oil volumes. Earnings in our propane and transportation operations also improved compared to the previous year. These improvements were partially offset by decreased earnings in our lubricants and petroleum equipment businesses.

Our Ag Business segment generated income from continuing operations before income taxes of $91.7 million for the year ended August 31, 2006 compared to $92.1 million in the prior year, a decrease in earnings of $0.4 million (less than 1%). Strong domestic grain movement, much of it driven by increased US ethanol production, contributed to record performance by both country operations and grain marketing businesses. Our country operations earnings increased $14.3 million, primarily as a result of increased grain volumes and overall improved product margins, including historically high margins on grain and energy transactions. Market expansion into Oklahoma and Kansas also increased country operations volumes. Our grain marketing operations improved earnings by $11.0 million in fiscal 2006 compared with 2005, primarily from increased grain volumes and improved margins on those grains. Volatility in the grain markets creates opportunities for increased grain margins, and additionally during the current year, increased interest in renewable fuels, and higher transportation costs shifted marketing patterns and dynamics for our grain marketing business. These improvements in earnings in our country operations and grain marketing businesses were partially offset by reduced earnings generated through our wholesale and retail agronomy ownership interests, primarily Agriliance, net of allocated internal expenses, which decreased $16.1 million, primarily in reduced crop nutrient and crop protection margins. Weather-interrupted supply patterns and resulting price fluctuations dramatically reduced crop nutrient use and sales during the year. High natural gas prices, increasing international demand for nitrogen, and hurricane damage to warehouse facilities and the resulting transportation grid led to price increases early in the year. Coupled with high energy costs and low grain prices, many crop producers elected to scale back nutrient applications for the 2006 growing year. As a result, larger remaining inventories later in the year drove significant devaluation and reduced revenues.

Also affecting the agronomy business of our Ag Business segment, during the first quarter of fiscal 2005 we evaluated the carrying value of our investment in CF Industries, Inc. (CF), a domestic fertilizer manufacturer in which we held a minority interest. Our carrying value at that time of $153.0 million consisted primarily of non-cash patronage refunds received from CF over the years. Based upon indicative values from potential strategic buyers for the business and through other analyses, we determined at that time that the carrying value of our CF investment should be reduced by $35.0 million, resulting in an impairment charge to our first quarter in fiscal 2005. The net effect to first fiscal quarter in 2005 income after taxes was approximately $32.1 million.

In February 2005, after reviewing indicative values from strategic buyers, the board of directors of CF determined that a greater value could be derived for the business through an initial public offering of stock in the company. The initial public offering was completed in August 2005. Prior to the initial public offering, we held an ownership interest of approximately 20% in CF. Through the initial public offering, we sold approximately 81% of our ownership interest for cash proceeds of approximately $140.4 million. Our book basis in the portion of our ownership interest sold through the initial public offering, after the $35.0 million impairment charge recognized in our first fiscal quarter results, was $95.8 million. As a result, we recognized a pretax gain of $44.6 million on the sale of that ownership interest during the fourth quarter of fiscal 2005.

This gain, net of the impairment loss of $35.0 million recognized during the first quarter of fiscal 2005, resulted in a $9.6 million pretax gain recognized during fiscal 2005. The net effect to fiscal 2005 income, after taxes, was approximately $8.8 million.

Our Processing segment generated income from continuing operations before income taxes of $28.5 million for the year ended August 31, 2006 compared to $13.2 million in the prior year, an increase in earnings of $15.3 million (116%). Oilseed processing earnings increased $13.8 million, which was primarily the result of improved crushing margins, partially offset by slightly decreased oilseed refining margins. Contrasting the two years, the soybean harvest in the geographical area near our two crushing facilities was greatly improved in the fall of 2005 (fiscal 2006) compared with the fall of 2004 (fiscal 2005) harvest. During fiscal 2005, basis levels we paid for soybeans were higher than in most of the other soybean producing areas of the country. The improved 2005 fall harvest (fiscal 2006) normalized soybean prices in our geographical area. These lower soybean prices translated into lower raw material costs and higher volumes of soybeans crushed at our two crushing facilities. Our share of earnings from Horizon Milling, our wheat milling joint venture, increased $1.9 million for the year ended August 31, 2006 compared to the prior year. In addition, we recorded a loss of $2.4 million in fiscal 2005 on the disposition of wheat milling equipment at a closed facility. Our share of earnings from Ventura Foods, our packaged foods joint venture, decreased $2.0 million compared to the prior year. During fiscal 2006, we invested $70.0 million in US BioEnergy, an ethanol manufacturing company, in which we recorded a loss of $0.7 million, including allocated interest and internal expenses the pretax loss was $3.2 million.

Corporate and Other generated income from continuing operations before income taxes of $11.1 million for the year ended August 31, 2006 compared to $6.8 million in the prior year, an increase in earnings of $4.3 million (64%). The primary increase in earnings resulted from our business solutions operations which reflected improved earnings of $4.2 million, primarily as a result of improved hedging and financial services income and reduced internal expenses.

Net Income.  Consolidated net income for the year ended August 31, 2006 was $490.3 million compared to $250.0 million for the year ended August 31, 2005, which represents a $240.3 million (96%) increase.

Revenues.  Consolidated revenues of $14.4 billion for the year ended August 31, 2006 compared to $11.9 billion for the year ended August 31, 2005, which represents a $2,456.9 million (21%) increase.

Total revenues include other revenues generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevator and agri-service centers derives other revenues from activities related to production agriculture, which include grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receives other revenues at our export terminals from activities related to loading vessels.

Our Energy segment revenues, after elimination of intersegment revenues, of $7.2 billion increased $1,548.3 million (28%) during the year ended August 31, 2006 compared to the year ended August 31, 2005. During the years ended August 31, 2006 and 2005, our Energy segment recorded revenues to our Ag Business segment of $242.4 million and $170.6 million, respectively. The revenues increase of $1,548.3 million is comprised of a net increase of $1,490.1 million related to price appreciation on refined fuels and propane products and $58.2 million related to a net increase in sales volume. Refined fuels revenues increased $1,186.1 million (28%), of which $1,452.4 million was related to a net average selling price increase, partially offset by $266.3 million, which was related to decreased volumes, compared to the same period in the previous year. The increased revenues also included $220.6 million from ethanol marketing, which was partially offset by decreased volumes of other refined fuels and propane products. The sales price of refined fuels increased $0.53 per gallon (35%) and volumes decreased 5% when comparing the year ended August 31, 2006 with the same period a year ago. Higher crude oil prices, strong global demand and limited refining capacity contributed to the increase in refined fuels selling prices. The decrease in refined fuels volumes reflects intentional reduction of lower margin unbranded volumes. Propane revenues increased by $57.8 million (9%), of which $125.8 million was related to a net average selling price increase, partially offset by $68.0 million which was related to decreased volumes compared to the same period in the previous year. Propane prices increased $0.17 per gallon (19%) and sales volume decreased 9% in comparison to the same period of the prior year. Propane prices tend to follow the prices of crude oil and natural gas, both of which increased during the year ended August 31, 2006 compared to the same period in 2005. The decrease in propane volumes reflects a loss of exclusive propane marketing rights at our former supplier’s proprietary terminals.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $6.6 billion increased $905.4 million (16%) during the year ended August 31, 2006 compared to the year ended August 31, 2005. Grain revenues in our Ag Business segment totaled $5,337.2 million and $4,613.6 million during the years ended August 31, 2006 and 2005, respectively. Of the grain revenues increase of $723.6 million (16%), $647.0 million is attributable to increased volumes and $76.6 million due to increased average selling grain prices during the year ended August 31, 2006 compared to the same period last fiscal year. The average sales price of all grain and oilseed commodities sold reflected an increase of $0.07 per bushel (2%). Commodity prices in general increased following a strong fall 2005 harvest that produced good yields throughout most of the United States, with the quality of most grains rated as excellent or good. The higher average market price per bushel of spring wheat and corn were approximately $0.74 and $0.15, respectively, partially offset by lower average market price per bushel of soybeans of approximately $0.15, as compared to the prices of those same grains for the year ended August 31, 2005. Volumes increased 14% during the year ended August 31, 2006 compared with the same period of a year ago. Corn, winter wheat and soybeans reflect the largest volume increases compared to the year ended August 31, 2005. While some areas of the US experienced drought conditions it appears there will be a large harvest in 2006, which is well underway in most of the geographical areas covered by our country elevator system. Our Ag Business segment non-grain revenues of $1.2 billion increased by $181.8 million (17%) during the year ended August 31, 2006 compared to the year ended August 31, 2005, primarily the result of increased revenues of energy, crop nutrient, feed and crop protection products, in addition to seed and processed sunflower revenues. The average selling price of energy products increased due to overall market conditions while volumes were fairly consistent to the year ended August 31, 2005.

Our Processing segment revenues, after elimination of intersegment revenues, of $614.1 million increased $0.8 million (less than 1%) during the year ended August 31, 2006 compared to the year ended August 31, 2005. Because our wheat milling and packaged foods operations are operated through non-consolidated joint ventures, revenues reported in our Processing segment are entirely from our oilseed processing operations. Processed soybean volumes increased 10%, accounting for an increase in revenues of $22.6 million, and were partially offset by lower average sales price of processed oilseed and other revenues which reduced revenues by $21.8 million. Oilseed refining revenues decreased $14.3 million (5%), of which $9.3 million was due to lower average sales price and $5.0 million was due to a 2% net decrease in sales volume. The average selling price of processed oilseed decreased $7 per ton and the average selling price of refined oilseed products decreased $0.01 per pound compared to the same period of the previous year. These changes in the selling price of products are primarily driven by the average price of soybeans.

Cost of Goods Sold.  Cost of goods sold of $13.6 billion increased $2.1 billion (19%) during the year ended August 31, 2006 compared to the year ended August 31, 2005.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $6.6 billion increased by $1,275.1 million (24%) during the year ended August 31, 2006 compared to the same period of the prior year, primarily due to increased average costs of refined fuels and propane products. On a more product-specific basis, the average cost of refined fuels increased by $0.49 (33%) per gallon, which included an increased cost of $220.8 million from ethanol marketing, and was partially offset by a 5% decrease in volumes compared to the year ended August 31, 2005. We process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost increase on refined fuels is reflective of higher input costs at our two crude oil refineries and higher average prices on the refined products that we purchased for resale compared to the year ended August 31, 2005. The average per unit cost of crude oil purchased for the two refineries increased 16% compared to the year ended August 31, 2005. The average cost of propane increased $0.16 (19%) per gallon, partially offset by a 9% decrease in volumes compared to the year ended August 31, 2005. The average price of propane increased due to higher procurement costs.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $6.4 billion increased $861.1 million (16%) during the year ended August 31, 2006 compared to the same period of the prior year. Grain cost of goods sold in our Ag Business segment totaled $5,265.3 million and $4,550.2 million during the years ended August 31, 2006 and 2005, respectively. The cost of grains and oilseed procured through our Ag Business segment increased $715.1 million (16%) compared to the year ended August 31, 2005. This is primarily the result of a 14% increase in bushels along with an increase of $0.07 (2%) average cost per bushel as compared to the prior year. Corn, winter wheat and soybeans reflected the largest volume increases compared to the year ended August 31, 2005. Commodity prices on spring wheat and corn have increased, while soybeans commodity prices showed an average decrease, compared to the prices that were prevalent during the majority of fiscal 2005. Our Ag Business segment cost of goods sold, excluding the cost of grains procured through this segment, increased during the year ended August 31, 2006 compared to the year ended August 31, 2005, primarily due to energy, crop nutrient, feed and crop protection products, in addition to seed and processed sunflower products. The average cost of energy products increased due to overall market conditions while volumes stayed fairly consistent to the year ended August 31, 2005.

Our Processing segment cost of goods sold, after elimination of intersegment costs, of $588.4 million decreased $15.3 million (3%) compared to the year ended August 31, 2005, which was primarily due to decreased input costs of soybeans processed at our two crushing plants, partially offset by higher volumes of soybeans processed at those plants.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $231.2 million for the year ended August 31, 2006 increased by $31.9 million (16%) compared to the year ended August 31, 2005. The net increase of $31.9 million is primarily due to increased performance-based incentive plan expense, in addition to other compensation benefits, pension and general inflation.

Gain on Sale of Investments.  During the fourth quarter of fiscal 2005, we sold approximately 81% of our investment in CF Industries, Inc. through an initial public offering of our equity in that company. We received cash proceeds of $140.4 million and recorded a gain of $9.6 million, net of an impairment charge of $35.0 million recognized during the first quarter of fiscal 2005. This gain is reflected within the results reported for our Ag Business segment.

During the second quarter of fiscal 2005, we sold stock representing a portion of our investment in a publicly-traded company for cash proceeds of $7.4 million and recorded a gain of $3.4 million.

Interest, net.  Interest, net of $41.3 million for the year ended August 31, 2006 decreased $0.2 million (less than 1%) compared to the year ended August 31, 2005. Interest expense for the years ended August 31, 2006 and 2005 was $50.6 million and $51.5 million, respectively. Interest income, primarily from marketable securities, for the years ended August 31, 2006 and 2005 was $9.3 million and $10.0 million, respectively. The interest expense decrease of $0.9 million (2%), includes a decrease of short-term borrowings primarily related to reduced working capital, partially offset by an increase in the average short-term interest rate and a reduction in capitalized interest. For the fiscal years ended August 31, 2006 and 2005, we capitalized interest of $4.7 million and $6.8 million, respectively, related to capitalized construction projects. The reduction in capitalized interest relates to the interest on financing the final stages of the ultra-low sulfur upgrades at our energy refineries. The average level of short-term borrowings decreased $143.4 million during fiscal 2006 compared to the year ended August 31, 2005, while the average short-term interest rate increased 1.50%. The interest income decrease of $0.7 million (8%) was primarily in our Energy segment related to a decrease in interest income from short term investments, primarily at NCRA.

Equity Income from Investments.  Equity income from investments of $84.2 million for the year ended August 31, 2006 decreased $11.6 million (12%) compared to the year ended August 31, 2005. We record equity income or loss from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net decrease in equity income from investments was attributable to reduced earnings from investments within our Ag Business and Processing segments of $14.6 million and $0.7 million, respectively and was partially offset by improved earnings within our Energy segment and Corporate and Other of $0.4 million and $3.3 million, respectively.

Our Ag Business segment generated reduced earnings of $14.6 million from equity investments. Our investments in a Canadian joint venture contributed reduced earnings of $1.5 million. Our share of equity investment earnings in Agriliance decreased $12.4 million and primarily relates to reduced crop nutrient and crop protection margins. Weather-interrupted supply patterns and resulting wide price fluctuations dramatically reduced crop nutrient use and sales during the year. High natural gas prices, increasing international demand for nitrogen, and hurricane damage to warehouse facilities and the related transportation grid led to price increases early in the year. Coupled with high energy costs and low grain prices, many crop producers elected to scale back nutrient applications for the 2006 growing year. As a result, larger remaining inventories later in the year drove significant devaluation and reduced revenues. Our equity income from our investment in TEMCO, a joint venture, which exports primarily corn and soybeans, recorded reduced earnings primarily on logistics of $4.2 million, while our wheat exporting investment in United Harvest contributed improved earnings of $2.4 million. Our country operations reported increases in equity investments of $1.1 million.

Our Processing segment generated reduced earnings of $0.7 million from equity investments. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded reduced earnings of $2.0 million, partially offset by Horizon Milling, our wheat milling joint venture, which recorded improved earnings of $1.9 million compared to the same period in the previous year. During 2006, we invested $70.0 million in US BioEnergy Corporation (US BioEnergy), an ethanol manufacturing company, representing an approximate 24% ownership and recorded losses of $0.7 million. A shifting demand balance for soybeans for both food and renewable fuels meant addressing supply and price challenges for both CHS and our joint venture with Ventura Foods. Ventura Foods also completed integration of its dressing and dips acquisition, and exited a large part of its nutritional products business, all of which resulted in increased general expenses. Horizon Milling’s results are primarily affected by US dietary habits. Although the preference for a low carbohydrate diet appears to have reached the bottom of its cycle, milling capacity, which had been idled over the past few years because of lack of demand for flour products, can easily be put back in production as consumption of flour products increases, which will continue to depress gross margins in the milling industry.

Our Energy segment generated improved earnings of $0.4 million related to improved margins in an NCRA equity investment, and Corporate and Other generated improved earnings of $3.3 million from equity investments, primarily from Cofina, our financial services equity investment, as compared to the year ended August 31, 2005.

Minority Interests.  Minority interests of $86.0 million for the year ended August 31, 2006 increased by $38.2 million (80%) compared to the year ended August 31, 2005. This net increase was a result of more profitable operations within our majority-owned subsidiaries compared to the prior year. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Income Taxes.  Income tax expense, excluding discontinued operations, of $49.3 million for the year ended August 31, 2006 compares with $30.4 million for the year ended August 31, 2005, resulting in effective tax rates of 9.2% and 10.2%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2006 and 2005. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Discontinued Operations.  During the year ended August, 31, 2005, we reclassified our Mexican foods operations, previously reported in Corporate and Other, along with gains and losses recognized on sales of assets, and impairments on assets for sale, as discontinued operations that were sold or have met required criteria for such classification. In our Consolidated Statements of Operations, all of our Mexican foods operations have been accounted for as discontinued operations. The amounts recorded for the years ended August 31, 2006 and 2005 were $1.0 million income ($0.6 million in income, net of taxes), primarily the result of the sale of remaining assets, and $27.5 million loss ($16.8 million loss, net of taxes), respectively.

Comparison of the years ended August 31, 2005 and 2004

General.  We recorded income from continuing operations before income taxes of $297.3 million in fiscal 2005 compared to $256.7 million in fiscal 2004, an increase of $40.6 million (16%). These results reflected increased pretax earnings in our Ag Business and Energy segments, partially offset by decreased earnings in our Processing segment, and Corporate and Other.

Our Energy segment generated income from continuing operations before income taxes of $185.2 million for the year ended August 31, 2005 compared to $156.4 million in the prior year. This increase in earnings of $28.8 million (18%) was primarily attributable to higher margins on refined fuels, which resulted mainly from limited refining capacity and increased global demand. Earnings in our lubricants operations also improved compared to the previous year. These improvements were partially offset by decreased earnings in our propane and transportation businesses.

Our Ag Business segment generated income from continuing operations before income taxes of $92.1 million for the year ended August 31, 2005 compared to $63.2 million in the prior year, an increase in earnings of $28.9 million (46%). All three operations that comprise this business segment generated improved earnings in fiscal 2005 compared to fiscal 2004 results. Our grain marketing operations improved earnings by $5.8 million in fiscal 2005 compared with fiscal 2004, of which $11.3 million of the increase is attributable to a situation in fiscal 2004 involving export contracts to China. During fiscal 2004, we, along with several other international grain marketing companies, experienced contract issues with Chinese customers for soybeans. Because the market value of soybeans had declined between the date of the contracts and the delivery date, certain Chinese customers indicated their intent of nonperformance on these contracts. At that time, based upon our assessment of the impact of default, we valued those contracts at $18.5 million less than current market value, which was recorded as an addition to cost of goods sold in 2004. Our country operations earnings increased $2.1 million, primarily as a result of improved margins. Strong export demand to Asia favored shuttle train movement to the west coast, and many of our country elevators were positioned to take advantage of that market. Our share of agronomy earnings generated through our ownership interests, primarily Agriliance, net of certain allocated internal expenses, increased $11.3 million. Strong grain prices during 2004 encouraged producers to increase planted acres and to purchase agronomy products to optimize yields in 2005.

Also affecting the agronomy business of our Ag Business segment, during the first quarter of fiscal 2005, we evaluated the carrying value of our investment in CF Industries, Inc. (CF), a domestic fertilizer manufacturer in which we held a minority interest. Our carrying value at that time of $153.0 million consisted primarily of non-cash patronage refunds received from CF over the years. Based upon indicative values from potential strategic buyers for the business and through other analyses, we determined at that time that the carrying value of our CF investment should be reduced by $35.0 million, resulting in an impairment charge to our first quarter in fiscal 2005. The net effect to first fiscal quarter in 2005 income after taxes was approximately $32.1 million.

In February 2005, after reviewing indicative values from strategic buyers, the board of directors of CF determined that a greater value could be derived for the business through an initial public offering of stock in the company. The initial public offering was completed in August 2005. Prior to the initial public offering, we held an ownership interest of approximately 20% in CF. Through the initial public offering, we sold approximately 81% of our ownership interest for cash proceeds of approximately $140.4 million. Our book basis in the portion of our ownership interest sold through the initial public offering, after the $35.0 million impairment charge recognized in our first fiscal quarter results, was $95.8 million. As a result, we recognized a pretax gain of $44.6 million on the sale of that ownership interest during the fourth quarter of fiscal 2005. This gain, net of the impairment loss of $35.0 million recognized during the first quarter of fiscal 2005, resulted in a $9.6 million pretax gain recognized during fiscal 2005. The net effect to fiscal 2005 income, after taxes, was approximately $8.8 million.

Our Processing segment generated income from continuing operations before income taxes of $13.2 million for the year ended August 31, 2005 compared to $29.1 million in the prior year, a decrease in earnings of $15.9 million (55%). Oilseed processing earnings decreased $21.7 million, which was primarily the result of lower crushing margins, partially offset by improved oilseed refining margins. The lower crushing margins were due to higher raw material costs and crushing over-capacity in the geographical area around our plants. Higher demand for soybeans in foreign markets had increased the cost of soybeans used in our crushing operations, and lower-cost soybeans from areas less affected by export demand allowed soybean meal to be shipped into our trade area at costs competitive with our own. This basis difference in the price of soybeans in our geographical area compared to other areas of the country also impaired our ability to ship soybean meal to more distant markets with less local crushing capacity, which resulted in poor margins on soybean meal. Refined soybean oil, which has more of a national market, enjoyed improved margins over those generated in the prior fiscal year. Our share of earnings from Horizon Milling, our wheat milling joint venture, decreased $2.4 million for the year ended August 31, 2005 compared to the prior year. In addition, we recorded a loss of $2.4 million in fiscal 2005 on the disposition of wheat milling equipment at a closed facility. Partially offsetting these decreases in earnings was our share of earnings from Ventura Foods, our packaged foods joint venture, which increased $8.5 million compared to the prior year. Ventura Foods experienced rapidly increasing soybean oil costs in fiscal 2004 which could not be passed on to customers as quickly as the additional costs were incurred. During fiscal 2005, soybean oil costs were less volatile which allowed Ventura Foods to adjust sales prices and even increase market share for several categories of products.

Corporate and Other generated income from continuing operations before income taxes of $6.8 million for the year ended August 31, 2005 compared to $8.0 million in the prior year, a decrease in earnings of $1.2 million (15%). The primary decrease in earnings was in our business solutions operations which reflected decreased earnings of $1.1 million, primarily as a result of reduced hedging and insurance income. Less volatility in grain prices affected hedging commissions and lower insurance premiums, upon which we are paid a commission, reduced insurance income.

Net Income.  Consolidated net income for the year ended August 31, 2005 was $250.0 million compared to $221.3 million for the year ended August 31, 2004, which represents a $28.7 million (13%) increase.

Revenues.  Consolidated revenues of $11.9 billion for the year ended August 31, 2005 compared to $11.0 billion for the year ended August 31, 2004, which represents a $957.9 million (9%) increase.

Total revenues include other revenues generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevator and agri-service centers derives other revenues from activities related to production agriculture, which include grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receives other revenues at our export terminals from activities related to loading vessels.

Our Energy segment revenues, after elimination of intersegment revenues, of $5.6 billion increased $1,706.3 million (44%) during the year ended August 31, 2005 compared to the year ended August 31, 2004. During the years ended August 31, 2005 and 2004, our Energy segment recorded revenues to our Ag Business segment of $170.6 million and $121.2 million, respectively. The revenues increase of $1,706.3 million was comprised of a net increase of $1,549.8 million related to price appreciation on refined fuels and propane products and $156.5 million related to a net increase in sales volume. Refined fuels revenues increased $1,360.6 million (48%), of which $1,112.5 million was related to a net average selling price increase and $248.1 million was related to increased volumes. The sales price of refined fuels increased $0.43 per gallon (39%) and volumes increased 6% when comparing the year ended August 31, 2005 with the same period in the prior year. Higher crude oil costs, strong global demand and limited refining capacity contributed to the increase in refined fuels selling prices. Propane revenues increased by $154.7 million (30%), of which $140.3 million was related to a net average selling price increase and $14.4 million was due to increased volumes compared to the same period in the previous year. Propane prices increased $0.19 per gallon (28%) and sales volume increased 2% in comparison to the same period of the prior year. Propane prices tend to follow the prices of crude oil and natural gas, both of which increased during the year ended August 31, 2005 compared to the same period in 2004.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $5.7 billion decreased $627.2 million (10%) during the year ended August 31, 2005 compared to the year ended August 31, 2004. Grain revenues in our Ag Business segment totaled $4,613.6 million and $5,346.9 million during the years ended August 31, 2005 and 2004, respectively. The grain revenues decrease of $733.3 million (14%) was attributable to decreased average selling grain prices of $446.0 million, and $287.3 million was related to decreased volumes during the year ended August 31, 2005 compared to the same period the prior fiscal year. The average sales price of all grain and oilseed commodities sold reflected a decrease of $0.38 per bushel (8%). Commodity prices in general decreased following a strong fall 2004 harvest that produced good yields throughout most of the United States, with the quality of most grains rated as excellent or good. The large harvest assured domestic end users of grain that there would likely be adequate supply throughout the year, which had the effect of reducing nearby purchases and hence, our sales volume. The average market price per bushel of soybeans, spring wheat and corn were approximately $1.84, $0.50 and $0.70, respectively, less than the prices on those same grains as compared to the year ended August 31, 2004. Volumes decreased 6% during the year ended August 31, 2005 compared with the same period in 2004. Corn and winter wheat reflected the largest volume decreases compared to the year ended August 31, 2004. Our Ag Business segment non-grain revenues of $1.0 billion increased by $106.1 million (11%) during the year ended August 31, 2005 compared to the year ended August 31, 2004, primarily the result of increased revenues of energy and crop nutrient products, partially offset by decreased feed and processed sunflower sales. The average selling price of energy products increased due to overall market conditions while volumes were fairly consistent to the year ended August 31, 2004.

Our Processing segment revenues, after elimination of intersegment revenues, of $613.3 million decreased $120.3 million (16%) during the year ended August 31, 2005 compared to the year ended August 31, 2004. Because our wheat milling and packaged foods operations are operated through non-consolidated joint ventures, revenues reported in our Processing segment are entirely from our oilseed processing operations. A lower average sales price reduced processed oilseed sales dollars by $118.9 million, and an 11% increase in volumes partially offset that variance by $29.3 million. Oilseed refining revenues decreased $42.9 million (12%), of which $37.6 million was due to lower average sales price and $5.3 million was due to a 2% net decrease in sales volume. The average selling price of processed oilseed decreased $68 per ton and the average selling price of refined oilseed products decreased $0.03 per pound compared to the same period of the previous year. These changes in the selling price of products are primarily driven by the price of soybeans. In 2004, the US experienced a short soybean crop and strong export demand. That combination drove soybean prices to near record high levels. Soybean prices throughout most of fiscal 2005 were at more normal levels.

Cost of Goods Sold.  Cost of goods sold of $11.4 billion increased $922.1 million (9%) during the year ended August 31, 2005 compared to the year ended August 31, 2004.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $5.3 billion increased by $1,657.6 million (45%) during the year ended August 31, 2005 compared to the same period of the prior year, primarily due to increased average costs of refined fuels and propane products. On a more product-specific basis, the average cost of refined fuels increased by $0.43 (40%) per gallon and volumes increased 6% compared to the year ended August 31, 2004. We process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost increase on refined fuels is reflective of higher input costs at our two crude oil refineries and higher average prices on the refined products that we purchased for resale compared to the year ended August 31, 2004. The average per unit cost of crude oil purchased for the two refineries increased 42% compared to the year ended August 31, 2004. The average cost of propane increased $0.20 (29%) per gallon and volumes increased by 2% compared to the year ended August 31, 2004. The average price of propane increased due to higher procurement costs.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $5.5 billion decreased $637.1 million (10%) during the year ended August 31, 2005 compared to the same period of the prior year. Grain cost of goods sold in our Ag Business segment totaled $4,550.2 million and $5,279.4 million during the years ended August 31, 2005 and 2004, respectively. The cost of grains and oilseed procured through our Ag Business segment decreased $729.2 million (14%) compared to the year ended August 31, 2004, primarily the result of a $0.37 (8%) average cost per bushel decrease and a 6% decrease in volumes as compared to the prior year. Corn and winter wheat reflected the largest volume decreases compared to the year ended August 31, 2004. Commodity prices on soybeans, spring wheat and corn have decreased compared to the high prices that were prevalent during the majority of fiscal 2004. Our Ag Business segment cost of goods sold, excluding the cost of grains procured through this segment, increased during the year ended August 31, 2005 compared to the year ended August 31, 2004, primarily due to energy and crop nutrient products, partially offset by decreased cost of feed and processed sunflower products. The average cost of energy products increased due to overall market condition while volumes stayed fairly consistent to the year ended August 31, 2004.

Our Processing segment cost of goods sold, after elimination of intersegment costs, of $603.7 million decreased $98.1 million (14%) compared to the year ended August 31, 2004, which was primarily due to decreased input costs of soybeans processed at our two crushing plants.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $199.4 million for the year ended August 31, 2005 decreased by $3.1 million (2%) compared to the year ended August 31, 2004. The decrease primarily related to reduced bad debt and technology expenses as compared to the prior year, mostly in our Energy segment.

Gain on Sale of Investments.  During the fourth quarter of fiscal 2005, we sold approximately 81% of our investment in CF Industries, Inc. through an initial public offering of our equity in that company. We received cash proceeds of $140.4 million and recorded a gain of $9.6 million, net of an impairment charge of $35.0 million recognized during the first quarter of fiscal 2005. This gain is reflected within the results reported for our Ag Business segment.

During the second quarter of fiscal 2005, we sold stock representing a portion of our investment in a publicly-traded company for cash proceeds of $7.4 million and recorded a gain of $3.4 million.

During the third quarter of fiscal 2004, we recorded a gain of $14.7 million within our Energy segment for the sale of a portion of a petroleum crude oil pipeline held by our 74.5% owned subsidiary, NCRA. NCRA exercised its right of first refusal to purchase a partial interest in this pipeline, and subsequently sold a 50% interest to another third party for cash proceeds of $25.0 million.

Gain on Legal Settlements.  Our Ag Business segment received cash of $0.7 million during the year ended August 31, 2004 from the settlement of a class action lawsuit alleging illegal price fixing against various feed vitamin product suppliers.

Interest, net.  Interest, net of $41.5 million for the year ended August 31, 2005 decreased $1.2 million (3%) compared to the year ended August 31, 2004. Interest expense for the years ended August 31, 2005 and 2004 was $51.5 million and $48.7 million, respectively. Interest income, primarily from marketable securities, for the years ended August 31, 2005 and 2004 was $10.0 million and $6.0 million, respectively. The interest expense increase of $2.8 million (6%) was primarily related to an increase in long-term borrowings, partially offset by a decrease in short-term borrowings and an increase in capitalized interest. In September 2004, we increased our long-term debt by entering into a private placement with several insurance companies in the amount of $125.0 million, for the purpose of financing the final stages of our ultra-low sulfur upgrades at our energy refineries. For the fiscal years ended August 31, 2005 and 2004, we capitalized interest of $6.8 million and $2.8 million, respectively, related to capitalized construction projects. The increase in capitalized interest relates to the interest on financing the developing stages of the ultra-low sulfur upgrades at our energy refineries. The average level of short-term borrowings decreased $211.7 million during fiscal 2005 compared to the year ended August 31, 2004, while the average short-term interest rate increased 1.50%. The interest income increase of $4.0 million (68%) was primarily in our Energy segment related to an increase in interest income from short term investments, primarily NCRA.

Equity Income from Investments.  Equity income from investments of $95.7 million for the year ended August 31, 2005 favorably changed by $16.7 million (21%) compared to the year ended August 31, 2004. We record equity income or loss from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net increase in equity income from investments was attributable to improved earnings from investments within our Ag Business, Processing and Energy segments and Corporate and Other of $8.0 million, $6.2 million, $2.1 million and $0.4 million, respectively.

Our Ag Business segment generated improved earnings of $8.0 million from equity investments. Our investments in a Canadian joint venture contributed improved earnings primarily from their joint ventures of $2.9 million. Our share of equity investment in Agriliance increased $3.8 million and primarily related to improved margins in crop protection products, partially offset by reduced margins in retail operations. Our equity income from our investment in TEMCO, a joint venture, which exports primarily corn and soybeans contributed improved earnings of $0.3 million, and our wheat exporting investment in United Harvest contributed improved earnings of $0.3 million. Our country operations also had increases in equity investments of $0.6 million.

Our Processing segment generated improved earnings of $6.2 million from equity investments. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded increased earnings of $8.5 million, partially offset by Horizon Milling, our wheat milling joint venture, which recorded decreased earnings of $2.4 million compared to the same period in the previous year. During fiscal 2004, Ventura Foods faced rapidly increasing costs for soybean oil which it was unable to pass through in the form of price increases to customers. During 2005, soybean prices were far less volatile so a more normal gross margin was maintained. Horizon Milling’s results are primarily affected by US dietary habits. Although the preference for a low carbohydrate diet appears to have reached the bottom of its cycle, milling capacity which had been idled over the past few years because of lack of demand for flour products can easily be put back in production as consumption of flour products increases, which will continue to depress gross margins in the milling industry.

Our Energy segment generated improved earnings of $2.1 million related to improved margins in an NCRA equity investment, and Corporate and Other generated improved earnings of $0.4 million from equity investments as compared to the year ended August 31, 2004.

Minority Interests.  Minority interests of $47.7 million for the year ended August 31, 2005 increased by $13.9 million (41%) compared to the year ended August 31, 2004. This net increase was a result of more profitable operations within our majority-owned subsidiaries compared to the prior year. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Income Taxes.  Income tax expense, excluding discontinued operations, of $30.4 million for the year ended August 31, 2005 compares with $29.5 million for the year ended August 31, 2004, resulting in effective tax rates of 10.2% and 11.5%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2005 and 2004. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Discontinued Operations.  During the year ended August, 31, 2005, we reclassified our Mexican foods operations, previously reported in Corporate and Other, along with gains and losses recognized on sales of assets, and impairments on assets for sale, as discontinued operations that were sold or have met required criteria for such classification. In our Consolidated Statements of Operations, all of our Mexican foods operations have been accounted for as discontinued operations. Accordingly, operating results had been reclassified to report those operations as discontinued. The loss amounts recorded for the years ended August 31, 2005 and 2004 were $27.5 million ($16.8 million, net of taxes) and $9.7 million ($5.9 million, net of taxes), respectively.

Liquidity and Capital Resources

On November 30, 2006, we had working capital, defined as current assets less current liabilities, of $828.2 million and a current ratio, defined as current assets divided by current liabilities of 1.4 to 1.0, compared to working capital of $829.0 million and a current ratio of 1.5 to 1.0 on August 31, 2006. On November 30, 2005, we had working capital of $784.2 million and a current ratio of 1.5 to 1.0 compared to working capital of $758.7 million and a current ratio of 1.4 to 1.0 on August 31, 2005. The increase in working capital from August 31, 2005 to November 30, 2006 is primarily due to strong earnings. We anticipate that working capital will be drawn down during the current fiscal year due to capital expenditures related to the coker unit project at our Laurel, Montana refinery, as described below in “Cash Flows from

Investing Activities”. The capital expenditures related to this project are anticipated to be approximately $238.0 million during our 2007 fiscal year.

During May 2006, we renewed and expanded our committed lines of revolving credit pursuant to a 2006 Amended and Restated Revolving Credit Agreement. The previously established credit lines consisted of a $700 million 364-day revolver and a $300 million five-year revolver. The current committed credit facility consists of a five-year revolver in the amount of $1.1 billion, with a $200 million potential addition for future expansion. The other terms of the current credit facility are the same as the terms of the credit facilities that it replaced in all material respects. These credit facilities are established with a syndicate of domestic and international banks, and the inventories and receivables financed with these loans are highly liquid. On November 30, 2006, we had $280.0 million outstanding on this line of credit compared with no amount outstanding on August 31, 2006 and $20.0 million outstanding on the credit facility in place on November 30, 2005. Late summer and early fall are typically our lowest points of seasonal borrowings. In September 2004, we borrowed $125.0 million from a group of insurance companies on a long-term basis and used the proceeds to pay down the revolving lines of credit. We believe that we have adequate liquidity to cover any increase in net operating assets and liabilities in the foreseeable future.

As noted on page 39, certain cash flow items have been restated to classify them differently.

Cash Flows from Operations

Cash flows from operations are generally affected by commodity prices and the seasonality of our businesses. These commodity prices are affected by a wide range of factors beyond our control, including weather, crop conditions, drought, the availability and the adequacy of supply and transportation, government regulations and policies, world events, and general political and economic conditions. These factors are described under Risk Factors beginning on page 6, and may affect net operating assets and liabilities, and liquidity.

Our cash flows used in operating activities were $34.6 million for the three months ended November 30, 2006, compared to cash flows provided by operating activities of $163.7 million for the for the three months ended November 30, 2005. Volatility in cash flows from operations for these periods is primarily the result of a larger net increase in operating assets and liabilities during the three months ended November 30, 2006 compared to the same period in the prior year. Grain prices during the first quarter of the current fiscal year were quite volatile. Because we hedge most of our grain positions with futures contracts on regulated exchanges, volatile prices create margin calls (reflected in other current assets) which are a use of cash. In addition, higher prices paid for such commodities affect inventory and receivable balances which consume cash until inventories are sold and receivables are collected.

Our operating activities used net cash of $34.6 million during the three months ended November 30, 2006. Net income of $136.3 million and net non-cash expenses and cash distributions from equity investments of $75.4 million were exceeded by an increase in net operating assets and liabilities of $246.3 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization of $34.2 million, redemptions from equity investments net of income from those investments of $10.7 million, minority interests of $18.9 million and deferred tax expense of $17.2 million, which were partially offset by a pretax gain of $5.3 million from the sale of 540,000 shares of our CF stock, included in our Ag Business segment. The increase in net operating assets and liabilities was caused primarily by an increase of $210.5 million in derivative assets and hedging deposits (included in other current assets) due to increases in grain prices on November 30, 2006 when compared to August 31, 2006. On November 30, 2006, the market prices of our three primary grain commodities (corn, soybeans and spring wheat) increased by $1.45 per bushel (63%), $1.43 per bushel (26%) and $0.54 per bushel (12%), respectively, when compared to August 31, 2006. Grain inventory quantities also increased in our Ag Business segment by 18.4 million bushels (17%) when comparing inventories on November 30, 2006 to August 31, 2006, due to the fall 2006 harvest. In addition, another cause for the increase in net operating assets and liabilities was that our country operations locations had prepayments of product inventory to suppliers in anticipation of the spring planting season, primarily to secure product pricing discounts. Product prepayments increased $81.8 million on November 30, 2006 when compared to August 31, 2006.

Our operating activities provided net cash of $163.7 million during the three months ended November 30, 2005. Net income of $154.2 million and net non-cash expenses and cash distributions from equity investments of $92.3 million, were partially offset by an increase in net operating assets and liabilities of $82.8 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization of $28.0 million, minority interests of $32.2 million and deferred tax expense of $37.5 million, which were partially offset by income from equity investments net of distributions of $5.6 million. The increase in net operating assets and liabilities was comprised of several components. One of the primary components was an increase in grain inventories. While there were only slight changes (5% to 6%) in the market prices of our three primary grain commodities (spring wheat, soybeans and corn) on November 30, 2005 compared to August 31, 2005, our grain inventory quantities increased 26.6 million bushels (29%) due to harvest. Another primary factor affecting operating assets and liabilities was a decrease in crude oil prices on November 30, 2005 compared to August 31, 2005, which had offsetting impacts of decreasing receivables, derivative liabilities and accounts payable in our Energy segment. In general, crude oil prices decreased $11.62 per barrel (17%) on November 30, 2005 compared to August 31, 2005.

Cash flows provided by operating activities were $454.9 million, $276.5 million and $394.3 million for the years ended August 31, 2006, 2005 and 2004, respectively. Volatility in cash flows from operations between fiscal 2006 and 2005 is primarily the result of greater net income during fiscal 2006. Volatility in cash flows from operations between fiscal 2005 and 2004 is primarily the result of an increase in net operating assets and liabilities as a result of increased crude and refined oil prices and an increase in grain and oilseed inventory quantities.

Our operating activities provided net cash of $454.9 million during the year ended August 31, 2006. Net income of $490.3 million and net non-cash expenses and cash distributions from equity investments of $255.3 million were partially offset by an increase in net operating assets and liabilities of $290.7 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization of $126.8 million, minority interests of $86.0 million and deferred tax expense of $78.3 million, which were partially offset by income from equity investments net of distributions of $25.9 million. The increase in net operating assets and liabilities was caused primarily by an increase in inventories and a decrease in payables on August 31, 2006 when compared to August 31, 2005. The increase in inventories was primarily due to an increase in grain prices and grain inventory quantities in our Ag Business segment. On August 31, 2006, the market prices of two of our primary grain commodities, spring wheat and corn, increased by $1.04 per bushel (29%) and $0.31 per bushel (15%), respectively, and soybeans, another high volume commodity, saw a decline in price of $0.45 per bushel (8%) when compared to August 31, 2005. Grain inventories in our Ag Business segment increased by 16.3 million bushels (18%) when comparing inventories at August 31, 2006 and 2005. In addition, energy inventories at NCRA increased by 763 thousand barrels (26%) on August 31, 2006 when compared to August 31, 2005, and were also valued using prices that were 46% higher than the previous year. The decrease in accounts payable is related to NCRA, and is primarily due to a decrease in payables for crude oil purchased. The decrease in crude oil payables was related to the planned major maintenance turnaround, during which time the refinery was shut down and inventory was not used for production. The turnaround was completed by the end of August 2006.

Our operating activities provided net cash of $276.5 million during the year ended August 31, 2005. Net income of $250.0 million and net non-cash expenses and cash distributions from equity investments of $137.3 million were partially offset by an increase in net operating assets and liabilities of $110.8 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization of $110.3 million, minority interests of $47.7 million and deferred tax expense of $26.4 million, which were partially offset by income from equity investments net of distributions of $30.9 million, and a pretax gain on the sale of investments of $13.0 million. The increase in net operating assets and liabilities was caused primarily by an increase in crude oil prices of $26.82 per barrel (64%) on August 31, 2005 when compared to August 31, 2004, and an increase in grain and oilseed inventories in our Ag Business segment of 36.1 million bushels (64%) when comparing those same fiscal year-end dates.

Our operating activities provided net cash of $394.3 million during the year ended August 31, 2004. Net income of $221.3 million, net non-cash expenses and cash distributions from equity investments of $112.7 million, and a decrease in net operating assets and liabilities of $60.3 million provided this net cash from operating activities. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization of $108.4 million and minority interests of $33.8 million, which were partially offset by income from equity investments net of distributions of $20.3 million and a pretax gain on the sale of an investment of $14.7 million. The decrease in net operating assets and liabilities was caused primarily by a decrease in grain and oilseed inventories of 20.4 million bushels (26%) in our Ag Business segment.

Crude oil prices are expected to be volatile in the foreseeable future, but related inventories and receivables are turned in a relatively short period, thus somewhat mitigating the effect on operating assets and liabilities. Grain prices are influenced significantly by global projections of grain stocks available until the next harvest. We anticipate that demand for corn for ethanol production will likely create relatively high prices and price volatility for that commodity in fiscal 2007. With higher corn prices, we also anticipate an increase in corn acres planted in 2007, with some of those acres displacing acres previously planted for soybeans and wheat. That trend is also likely to increase the prices for those commodities as supply is decreased.

We expect our net operating assets and liabilities to increase through our second quarter of fiscal 2007 when compared to the levels on November 30, 2006. We expect to increase crop nutrient and crop protection product inventories and prepayments to suppliers of these products at our country operations locations during our second quarter of fiscal 2007. At the same time, we expect this increase in net operating assets and liabilities to be partially offset by the collection of prepayments from our own customers for these products. Prepayments are frequently used for agronomy products to assure supply, and at times to guarantee prices. We believe that we have adequate capacity through our committed credit facilities to meet any likely increase in net operating assets and liabilities.

Cash Flows from Investing Activities

For the three months ended November 30, 2006 and 2005, the net cash flows used in our investing activities totaled $179.5 million and $86.2 million, respectively.

The acquisition of property, plant and equipment comprised the primary use of cash totaling $80.2 million and $64.5 million for the three months ended November 30, 2006 and 2005, respectively. For the year ending August 31, 2007, we expect to spend approximately $391.0 million for the acquisition of property, plant and equipment. Included in our projected capital spending through fiscal year 2008 is the installation of a coker unit at our Laurel, Montana refinery, along with other refinery improvements, which will allow us to extract a greater volume of high value gasoline and diesel fuel from a barrel of crude oil and less relatively low value asphalt. The coker unit is anticipated to increase yields by approximately 14 percent. The total cost for this project is expected to be approximately $325.0 million, of which approximately $238.0 million is expected to be spent during fiscal 2007, with completion planned during fiscal 2008. We anticipate funding the project with cash flows from operations. Total expenditures for this project as of November 30, 2006, were $109.9 million, of which $47.1 million were incurred during the three months ended November 30, 2006. There were no expenditures during the three months ended November 30, 2005 since the project did not start until the following fiscal quarter. During the three months ended November 30, 2005, capital expenditures for projects now complete that related to the U.S. Environmental Protection Agency (EPA) low sulfur fuel regulations at our Laurel, Montana refinery and NCRA’s McPherson, Kansas refinery were $33.7 million.

In October 2003, we and NCRA reached agreements with the EPA and the State of Montana’s Department of Environmental Quality and the State of Kansas Department of Health and Environment regarding the terms of settlements with respect to reducing air emissions at our Laurel, Montana and NCRA’s McPherson, Kansas refineries. These settlements are part of a series of similar settlements that the EPA has negotiated with major refiners under the EPA’s Petroleum Refinery Initiative. The settlements, which resulted from nearly three years of discussions, take the form of consent decrees filed with the U.S. District Court for the District of Montana (Billings Division) and the U.S. District Court for the District of Kansas. Each consent decree details potential capital improvements, supplemental environmental projects and operational changes that we and NCRA have agreed to implement at the relevant refinery over the next several years. The consent decrees also require us, and NCRA, to pay approximately $0.5 million in aggregate civil cash penalties. As of November 30, 2006, the aggregate capital expenditures for us and NCRA related to these settlements was approximately $15 million, and we anticipate spending an additional $8 million over the next five years. We do not believe that the settlements will have a material adverse effect on us, or NCRA.

Investments made during the three months ended November 30, 2006 and 2005, totaled $77.4 million and $37.0 million, respectively. During the three months ended November 30, 2006, investments include two new ventures. We invested $22.2 million for an equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., which is owned jointly (50/50) with Multigrain Comercio, an agricultural commodities business headquartered in Sao Paulo, Brazil, and is included in our Ag Business segment. This venture which includes grain storage and export facilities, builds on our South American soybean origination, and helps meet customer needs year-round. Our grain marketing operations continue to explore other opportunities to establish a presence in other emerging grain origination and export markets. We have also invested $15.6 million in a new Horizon Milling venture (24% CHS ownership) during the three months ended November 30, 2006, that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, which includes three flour milling operations and two dry baking mixing facilities in Canada. During the three months ended November 30, 2006, we made an additional investment of $35.0 million in US BioEnergy, bringing our total cash investments for Class A Common Stock in the company to $105.0 million. Prior investments in US BioEnergy included an investment of $35.0 million during the three months ended November 30, 2005 and another investment of $35.0 million during the three months ended May 31, 2006. In August 2006, US BioEnergy filed a registration statement with the Securities and Exchange Commission to register shares of common stock for sale in an initial public offering, and in December 2006, US BioEnergy went public, bringing our current ownership in the company to approximately 22%. Based upon the per share price of $14.00 at the initial public offering in December 2006, our investment had a market value of approximately $201 million. We are recognizing earnings of US BioEnergy to the extent of our ownership interest using the equity method of accounting.

During the three months ended November 30, 2006, changes in notes receivable resulted in a decrease in cash flows of $32.5 million, of which $8.0 million of the decrease resulted from a note receivable related to our investment in Multigrain S.A., with the balance primarily from related party notes receivables at NCRA from its minority owners, Growmark, Inc. and MFA Oil Company. During the three months ended November 30, 2005, the changes in notes receivable resulted in an increase in cash flows of $8.8 million, primarily from related party notes receivables at NCRA.

Partially offsetting our cash outlays for investing activities were proceeds from the disposition of property, plant and equipment of $1.4 million and $5.4 million for the three months ended November 30, 2006 and 2005, respectively. Also partially offsetting cash usages were investments redeemed totaling $1.4 million and $1.2 million for the three months ended November 30, 2006 and 2005, respectively. During the three months ended November 30, 2006, we sold 540,000 shares of our CF stock, included in our Ag Business segment, for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing our ownership interest in CF to approximately 2.9%.

For the years ended August 31, 2006, 2005 and 2004, the net cash flows used in our investing activities totaled $265.3 million, $91.9 million and $224.1 million, respectively.

The acquisition of property, plant and equipment comprised the primary use of cash totaling $235.0 million, $257.5 million and $245.1 million for the years ended August 31, 2006, 2005 and 2004, respectively. Capital expenditures primarily related to the U.S. Environmental Protection Agency (EPA) low sulfur fuel regulations required by 2006 are complete at our Laurel, Montana refinery and NCRA’s McPherson, Kansas refinery. We incurred capital expenditures from fiscal year 2003 through 2006 related to these projects of $88.1 million for our Laurel, Montana refinery and $328.7 million for NCRA’s McPherson, Kansas refinery. Expenditures for the projects at the two refineries in total during the years ended August 31, 2006, 2005 and 2004, were $71.5 million, $165.1 million and $135.0 million, respectively.

Investments made during the years ended August 31, 2006, 2005 and 2004 totaled $73.0 million, $25.9 million and $49.8 million, respectively. During the year ended August 31, 2005, we contributed $19.6 million in cash (plus an additional $18.5 million in net assets, primarily loans) to Cofina for a 49% equity interest. Cofina was formed by us and Cenex Finance Association to provide financing for agricultural cooperatives and businesses, and to producers of agricultural products. During the year ended August 31, 2004 we purchased all of Farmland’s interest in Agriliance for a cash payment of $27.5 million, as previously discussed. Also during the year ended August 31, 2004, NCRA exercised its right of first refusal to purchase a partial interest in a crude oil pipeline for $16.0 million.

During the year ended August 31, 2006, changes in notes receivable resulted in an increase in cash flows of $21.0 million, and during the years ended August 31, 2005 and 2004, resulted in decreases in cash flows of $23.8 million and $6.9 million, respectively, primarily from related party notes receivables at NCRA from its minority owners, Growmark, Inc. and MFA Oil Company.

Partially offsetting our cash outlays for investing activities were proceeds from the disposition of property, plant and equipment of $13.9 million, $21.1 million and $34.5 million for the years ended August 31, 2006, 2005 and 2004, respectively, and during the year ended August 31, 2005, we sold the majority of our Mexican foods business for proceeds of $38.3 million. The proceeds from the sale of our Mexican foods business includes $13.8 million received for equipment that was used to buy out operating leases during the same period. During the year ended August 31, 2004, proceeds of $19.8 million were from a sale-leaseback transaction for equipment at our oilseed processing facility in Fairmont, Minnesota. Also partially offsetting cash usages were investments redeemed totaling $7.3 million, $13.5 million and $15.9 million for the years ended August 31, 2006, 2005 and 2004, respectively. During the years ended August 31, 2005 and 2004, we also received proceeds of $147.8 million and $25.0 million, respectively, from the sale of investments. During the year ended August 31, 2005, we received proceeds of $140.4 million from the sale of our CF Industries, Inc. investment ($9.6 million pretax gain) in our Ag Business segment, and proceeds of $7.4 million ($3.4 million pretax gain) from another investment. During the year ended August 31, 2004, NCRA exercised its right of first refusal to purchase a partial interest in a crude oil pipeline as previously discussed, and subsequently sold a 50% interest in the same pipeline to another third party for proceeds of $25.0 million, and recorded a pretax gain on the sale of $14.7 million.

Cash Flows from Financing Activities

We finance our working capital needs through short-term lines of credit with a syndication of domestic and international banks. In May 2006, we renewed and expanded our committed lines of revolving credit. The previously established credit lines consisted of a $700.0 million 364-day revolver and a $300.0 million five-year revolver. The current committed credit facility consists of a five-year revolver in the amount of $1.1 billion, with a potential addition for future expansion of up to $200 million. The other terms of the current credit facility are the same as the terms of the credit facilities it replaced in all material respects. On November 30, 2006, interest rates for amounts outstanding on this credit facility ranged from 5.435% to 5.66%. In addition to these lines of credit, we have a revolving credit facility dedicated to NCRA, with a syndication of banks in the amount of $15.0 million committed. In December 2006, the line of credit dedicated to NCRA was renewed for an additional year. We also have a revolving line of credit dedicated to Provista Renewable Fuels Marketing, LLC (Provista), through LaSalle Bank National Association which expires in November 2007, in the amount of $20.0 million committed. On November 30, 2006, August 31, 2006 and November 30, 2005, we had total short-term indebtedness outstanding on these various facilities and other miscellaneous short-term notes payable totaling $291.4 million, $22.0 million and $21.1 million, respectively. On August 31, 2006, interest rates for amounts outstanding on the Provista credit facility and other miscellaneous short-term notes payable ranged from 7.25% to 8.80%. In September 2004, we received $125.0 million from private placement proceeds that were used to pay down our 364-day credit facilities.

During the three months ended November 30, 2006, we instituted two commercial paper programs totaling $125 million with banks participating in our five-year revolving credit facility. Terms of our five-year revolving credit facility allow a maximum usage of commercial paper of $100 million at any point in time. The commercial paper programs do not increase our committed borrowing capacity in that we are required to have at least an equal amount of undrawn capacity available on our five-year revolving facility as to the amount of commercial paper issued. We issued no commercial paper during the three-month period ended November 30, 2006.

Typically we finance our long-term capital needs, primarily for the acquisition of property, plant and equipment, with long-term agreements with various insurance companies and banks. In June 1998, we established a long-term credit agreement through the cooperative banks. This facility committed $200.0 million of long-term borrowing capacity to us, with repayments through fiscal year 2009. The amount outstanding on this credit facility was $92.7 million, $98.4 million and $110.7 million on November 30, 2006, August 31, 2006 and November 30, 2005, respectively. Interest rates on November 30, 2006 ranged from 6.473% to 7.13%. Repayments of $5.7 million and $4.1 million were made on this facility during the three months ended November 30, 2006 and 2005, respectively. The amount outstanding on this credit facility was $98.4 million and $114.8 million on August 31, 2006 and 2005, respectively. Repayments of $16.4 million, $16.4 million and $6.6 million were made on this facility during the three years ended August 31, 2006, 2005 and 2004, respectively.

Also in June 1998, we completed a private placement offering with several insurance companies for long-term debt in the amount of $225.0 million with an interest rate of 6.81%. Repayments are due in equal annual installments of $37.5 million each in the years 2008 through 2013.

In January 2001, we entered into a note purchase and private shelf agreement with Prudential Insurance Company. The long-term note in the amount of $25.0 million has an interest rate of 7.9% and is due in equal annual installments of approximately $3.6 million, in the years 2005 through 2011. A subsequent note for $55.0 million was issued in March 2001, related to the private shelf facility. The $55.0 million note has an interest rate 7.43% and is due in equal annual installments of approximately $7.9 million, in the years 2005 through 2011. During the three months ended November 30, 2006 and 2005, no repayments were due on these notes. During each of the years ended August 31, 2006 and 2005, repayments on these notes totaled $11.4 million.

In October 2002, we completed a private placement with several insurance companies for long-term debt in the amount of $175.0 million, which was layered into two series. The first series of $115.0 million has an interest rate of 4.96% and is due in equal semi-annual installments of approximately $8.8 million during the years 2007 through 2013. The second series of $60.0 million has an interest rate of 5.60% and is due in equal semi-annual installments of approximately $4.6 million during fiscal years 2012 through 2018.

In March 2004, we entered into a note purchase and private shelf agreement with Prudential Capital Group, primarily for the purpose of financing the purchase of Farmland’s interest in Agriliance, as previously discussed. In April 2004, we borrowed $30.0 million under this arrangement. One long-term note in the amount of $15.0 million has an interest rate of 4.08% and is due in full at the end of the six-year term in 2010. Another long-term note in the amount of $15.0 million has an interest rate of 4.39% and is due in full at the end of the seven-year term in 2011.

In September 2004, we entered into a private placement with several insurance companies for long-term debt in the amount of $125.0 million with an interest rate of 5.25%. The debt is due in equal annual installments of $25.0 million during the fiscal years 2011 through 2015.

Through NCRA, we had revolving term loans outstanding of $5.3 million, $6.0 million and $8.3 million on November 30, 2006, August 31, 2006 and November 30, 2005, respectively. Interest rates on November 30, 2006 ranged from 6.48% to 6.99%. Repayments of $0.8 million were made during each of the three months ended November 30, 2006 and 2005. Repayments of $3.0 million were made during each of the three years ended August 31 2006, 2005 and 2004.

On November 30, 2006, we had total long-term debt outstanding of $727.2 million, of which $102.1 million was bank financing, $603.3 million was private placement debt and $21.8 million was industrial development revenue bonds and other notes and contracts payable. The aggregate amount of long-term debt payable presented below for the year ended August 31, 2006 has not materially changed during the three months ended November 30, 2006. On August 31, 2006, we had total long-term debt outstanding of $744.7 million, of which

$110.5 million was bank financing, $612.1 million was private placement debt and $22.1 million was industrial development revenue bonds and other notes and contracts payable. On November 30, 2005, we had long-term debt outstanding of $766.3 million. On August 31, 2005, we had long-term debt outstanding of $773.1 million. Our long-term debt is unsecured except for other notes and contracts in the amount of $8.7 million; however, restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios. In addition, NCRA term loans of $5.3 million are collateralized by NCRA’s investment in CoBank. We were in compliance with all debt covenants and restrictions as of November 30, 2006. The aggregate amount of long-term debt payable as of August 31, 2006 was as follows (dollars in thousands):

2007	$60,748
2008	98,957
2009	117,734
2010	82,617
2011	111,609
Thereafter	273,080

$744,745

In December 2006, NCRA entered into an agreement with the City of McPherson, Kansas related to certain of its ultra-low sulfur fuel assets (cost of approximately $325 million). The City of McPherson issued $325 million of Industrial Revenue Bonds (“IRBs”) which were transferred to NCRA as consideration in a financing agreement between the City of McPherson and NCRA related to the ultra-low sulfur fuel assets. The term of the financing obligation is ten years, at which time NCRA has the option of extending the financing obligation or purchasing the assets for a nominal amount. NCRA has the right at anytime to offset the financing obligation to the City of McPherson against the IRBs. No cash was exchanged or is anticipated to be exchanged in the transaction. Due to the structure of the agreement, the financing obligation and the IRBs will be shown net in our consolidated financial statements.

During the three months ended November 30, 2006 and 2005, we had no borrowings on a long-term basis, and during the same periods we repaid long-term debt of $17.6 million and $6.8 million, respectively.

During the years ended August 31, 2005 and 2004, we borrowed on a long-term basis, $125.0 million and $35.5 million, respectively. There were no long-term borrowings during the year ended August 31, 2006. During the years ended August 31, 2006, 2005 and 2004, we repaid long-term debt of $36.7 million, $36.0 million and $15.3 million, respectively.

Distributions to minority owners for the three months ended November 30, 2006 and 2005 were $8.3 million and $11.7 million, respectively, and were related to NCRA.

Distributions to minority owners for the years ended August 31, 2006, 2005 and 2004 were $80.5 million, $29.9 million and $15.9 million, respectively, and were primarily related to NCRA. NCRA’s cash distributions to members were lower as a percent of earnings in 2005 and 2004 when compared to other years, due to the funding requirements for environmental capital expenditures previously discussed.

In accordance with the bylaws and by action of the Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year. Patronage refunds are calculated based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates. The patronage earnings from the fiscal year ended August 31, 2005, were primarily distributed during the second fiscal quarter of the year ended August 31, 2006. The cash portion of this distribution deemed by the Board of Directors to be 30% was $62.5 million. During the years ended August 31, 2005 and 2004, we distributed cash patronage of $51.6 million and $28.7 million, respectively.

The patronage earnings from the fiscal year ended August 31, 2006, are expected to be distributed during the second fiscal quarter of the year ended August 31, 2007. The cash portion of this distribution deemed by the Board of Directors to be 35% is expected to be $130.9 million, and is classified as a current liability on the November 30, 2006 and the August 31, 2006 Consolidated Balance Sheets in dividends and equities payable.

Effective September 1, 2004, redemptions of capital equity certificates approved by the Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities older than 10 years held by them, and another for individuals who are eligible for equity redemptions at age 72 or upon death. Effective September 1, 2006, the 10-year aging factor on the retirement of equity on a pro-rata basis was eliminated for equity redemptions to be paid in fiscal year 2007. The amount that each non-individual receives under the pro-rata program in any year is determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the amount of patronage certificates eligible for redemption held by them, and the denominator of which is the sum of the patronage certificates eligible for redemption held by all eligible holders of patronage certificates that are not individuals. In addition to the annual pro-rata program, the Board of Directors has approved an additional $50.0 million of redemptions to be paid in fiscal year 2007, targeting older capital equity certificates. In accordance with authorization from the Board of Directors, we expect total redemptions related to the year ended August 31, 2006, that will be distributed in fiscal year 2007, to be approximately $112.4 million, of which $47.1 was redeemed in cash during the three months ended November 30, 2006, compared to $6.3 million during the three months ended November 30, 2005. Included in our redemptions during the second quarter of fiscal 2007 is the planned redemption of approximately $36.0 million by issuing shares of our 8% Cumulative Redeemable Preferred Stock (Preferred Stock) pursuant to this registration statement.

For the years ended August 31, 2006, 2005 and 2004, we redeemed in cash, equities in accordance with authorization from the Board of Directors in the amounts of $55.9 million, $23.7 million and $10.3 million, respectively. An additional $23.8 million, $20.0 million and $13.0 million of capital equity certificates were redeemed in fiscal years 2006, 2005 and 2004, respectively, by issuance of shares of our 8% Cumulative Redeemable Preferred Stock (Preferred Stock). The amount of equities redeemed with each share of Preferred Stock issued was $26.10, $27.58 and $27.10, which was the closing price per share of the stock on the NASDAQ National Market on January 23, 2006, January 24, 2005 and March 2, 2004 respectively. On August 31, 2006 and November 30, 2006, we had 5,864,238 shares of Preferred Stock outstanding with a total redemption value of approximately $146.6 million, excluding accumulated dividends.

The Preferred Stock is listed on the NASDAQ Global Select Market under the symbol CHSCP. Our Preferred Stock accumulates dividends at a rate of 8% per year (dividends are payable quarterly), and is redeemable at our option after February 1, 2008. Dividends paid on our Preferred stock during the three months ended November 30, 2006 and 2005 were $2.9 million and $2.5 million, respectively, and during each of the three years ended August 31, 2006, 2005 and 2004 were $10.8 million, $9.2 million and $8.0 million, respectively.

Off Balance Sheet Financing Arrangements

Lease Commitments:

We have commitments under operating leases for various refinery, manufacturing and transportation equipment, rail cars, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the lease term.

Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income for the years ended August 31, 2006, 2005 and 2004, was $38.5 million, $31.0 million and $35.3 million, respectively.

Minimum future lease payments required under noncancellable operating leases as of August 31, 2006, were as follows:

Total
(Dollars in millions)

2007	$31.5
2008	27.6
2009	18.2
2010	14.9
2011	8.8
Thereafter	8.9

Total minimum future lease payments	$109.9

Guarantees:

We are a guarantor for lines of credit for related companies. Our bank covenants allow maximum guarantees of $150.0 million, of which $55.0 million was outstanding on November 30, 2006. In addition, our bank covenants allow for guarantees dedicated solely for NCRA in the amount of $125.0 million, for which there are no outstanding guarantees as of November 30, 2006. All outstanding loans with respective creditors are current as of November 30, 2006.

Debt:

There is no material off balance sheet debt.

Contractual Obligations

We had certain contractual obligations at August 31, 2006 which require the following payments to be made:

	Payments Due by Period
		Less Than	1 - 3	3 - 5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(Dollars in thousands)

Notes payable(1)	$22,007	$22,007
Long-term debt(1)	744,745	60,748	$216,691	$194,226	$273,080
Interest payments(2)	190,406	44,138	73,790	45,340	27,138
Operating leases	109,898	31,554	45,812	23,669	8,863
Purchase obligations(3)	1,999,543	1,593,760	397,796	1,749	6,238
Other liabilities(4)	199,310		42,303	38,657	118,350

Total obligations	$3,265,909	$1,752,207	$776,392	$303,641	$433,669

(1)	Included on our Consolidated Balance Sheet.

(2)	Based on interest rates and long-term debt balances as of August 31, 2006.

(3)	Purchase obligations are legally binding and enforceable agreements to purchase goods or services that specify all significant terms, including fixed or minimum quantities; fixed, minimum or variable price provisions; and time of the transactions. Of our total purchase obligations, $975.3 million is included in accounts payable and accrued expenses on our Consolidated Balance Sheet.

(4)	Other liabilities includes the long-term portion of deferred compensation, deferred income taxes, accrued turnaround and contractual redemptions, and is included on our Consolidated Balance Sheet. Of our total other liabilities on our Consolidated Balance Sheet in the amount of $310.2 million, the timing of the payments of $110.7 million of such liabilities cannot be determined.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates as well as management’s judgments and assumptions regarding matters that are subjective, uncertain or involve a high degree of complexity, all of which affect the results of operations and financial condition for the periods presented. We believe that of our significant accounting policies, the following may involve a higher degree of estimates, judgments and complexity.

Allowances for Doubtful Accounts

The allowances for doubtful accounts are maintained at a level considered appropriate by our management based on analyses of credit quality for specific accounts, historical trends of charge-offs and recoveries, and current and projected economic, market and other conditions. Different assumptions, changes in economic circumstances or the deterioration of the financial condition of our customers could result in additional provisions to the allowances for doubtful accounts and increased bad debt expense.

Inventory Valuation and Reserves

Grain, processed grains, oilseed and processed oilseeds are stated at net realizable values which approximates market values. All other inventories are stated at the lower of cost or market. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt), are determined on the last-in, first-out (LIFO) method; all other energy inventories are valued on the first-in, first-out (FIFO) and average cost methods. Estimates are used in determining the net realizable value of grain and oilseed and processed grains and oilseeds inventories. These estimates include the measurement of grain in bins and other storage facilities, which use formulas in addition to actual measurements taken to arrive at appropriate quantity. Other determinations made by management include quality of the inventory and estimates for freight. Grain shrink reserves and other reserves that account for spoilage also affect inventory valuations. If estimates regarding the valuation of inventories or the adequacy of reserves are less favorable than management’s assumptions, then additional reserves or write-downs of inventories may be required.

Derivative Financial Instruments

We enter into exchange-traded commodity futures and options contracts to hedge our exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. We do not use derivatives for speculative purposes. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to our assessment of our exposure from expected price fluctuations. We also manage our risks by entering into fixed-price purchase contracts with pre-approved producers and establishing appropriate limits for individual suppliers. Fixed-price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. The fair value of futures and options contracts, are determined primarily from quotes listed on regulated commodity exchanges. Fixed-price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product. We are exposed to loss in the event of nonperformance by the counterparties to the contracts, and therefore, contract values are reviewed and adjusted to reflect potential nonperformance.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest costs, expected return on plan assets, mortality rates and other factors. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expenses and the recorded obligations in future periods. While our management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expenses.

Deferred Tax Assets

We assess whether a valuation allowance is necessary to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income as well as other factors in assessing the need for the valuation allowance, in the event that we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income in the period such determination was made. We are also significantly impacted by the utilization of loss carryforwards and tax benefits primarily passed to us from National Cooperative Refinery Association (NCRA), which are associated with refinery upgrades that enable NCRA to produce ultra-low sulfur fuels. Our net operating loss carryforwards for tax purposes are available to offset future taxable income. If our loss carryforwards are not used, these loss carryforwards will expire.

Long-Lived Assets

Depreciation and amortization of our property, plant and equipment is provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets. Economic circumstances or other factors may cause management’s estimates of expected useful lives to differ from actual.

All long-lived assets, including property plant and equipment, goodwill, investments in unconsolidated affiliates and other identifiable intangibles, are evaluated for impairment on the basis of undiscounted cash flows at least annually for goodwill, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows and may differ from actual.

Environmental Liabilities

Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. It is often difficult to estimate the cost of environmental compliance, remediation and potential claims given the uncertainties regarding the interpretation and enforcement of applicable environmental laws and regulations, the extent of environmental contamination and the existence of alternate cleanup methods. All liabilities are monitored and adjusted as new facts or changes in law or technology occur and management believes adequate provisions have been made for environmental liabilities. Changes in facts or circumstances may have an adverse impact on our consolidated financial results.

Revenue Recognition

We record revenue from grain and oilseed sales after the commodity has been delivered to its destination and final weights, grades and settlement prices have been agreed upon. All other sales are recognized upon transfer of title, which could occur upon either shipment or receipt by the customer, depending upon the transaction. Amounts billed to a customer as part of a sales transaction related to shipping and handling are included in net sales. Service revenues are recorded only after such services have been rendered, and are included in other revenues.

Effect of Inflation and Foreign Currency Transactions

Inflation and foreign currency fluctuations have not had a significant effect on our operations. We have some grain marketing, wheat milling and energy operations that impact our exposure to foreign currency fluctuations, but to date, there have been no material effects.

Recent Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies the term “conditional asset retirement obligation” as used in Statement of Financial Accounting Standards (SFAS) 143, “Accounting for Asset Retirement Obligations,” which refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires that the uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We have legal asset retirement obligations for certain assets, including our refineries, pipelines and terminals. At this time, we are unable to measure this obligation because it is not possible to estimate when the obligation will be settled. FIN 47 became effective for us in fiscal year 2006 and it did not have a material effect on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We are currently evaluating the impact this standard will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158). SFAS No. 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. SFAS No. 158 also requires additional disclosures in the notes to financial statements. SFAS No. 158 is effective as of the end of fiscal years ending after December 15, 2006. We are currently assessing the impact of SFAS No. 158 on our consolidated financial statements.

Based on the funded status of our defined benefit pension and postretirement medical plans as of the most recent measurement dates, we would be required to increase its net liabilities for pension and postretirement medical benefits, which would result in a decrease to owners equity in our consolidated balance sheet. The ultimate amounts recorded are highly dependent on a number of assumptions, including the discount rates in effect in 2007, the actual rate of return on pension assets for 2007 and the tax effects of the adjustment. Changes in these assumptions since our last measurement date could increase or decrease the expected impact of implementing SFAS No. 158 in our consolidated financial statements at August 31, 2007.

In September 2006, the FASB issued FASB Staff Position (FSP) AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, addressing the accounting for planned major maintenance activities which includes refinery turnarounds. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods but allows the alternative deferral method. The FSP shall be applied to the first fiscal year beginning after December 15, 2006. We are currently using the accrue-in-advance method of accounting, and are in the process of assessing the impact this FSP will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value in generally accepted accounting principles, and expanding disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the effect that the adoption of SFAS No. 157 will have on our consolidated results of operations and financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

We are exposed to price fluctuations on energy, grain and oilseed transactions due to fluctuations in the market value of inventories and fixed or partially fixed purchase and sales contracts. Our use of derivative instruments reduces the effects of price volatility, thereby protecting against adverse short-term price movements, while somewhat limiting the benefits of short-term price movements. However, fluctuations in inventory valuations may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to our assessment of our exposure from expected price fluctuations.

We generally enter into opposite and offsetting positions using futures contracts or options to the extent practical, in order to arrive at a net commodity position within the formal position limits we have established and deemed prudent for each of those commodities. These contracts are purchased and sold through regulated commodity exchanges. The contracts are economic hedges of price risk, but are not designated as or accounted for as, hedging instruments for accounting purposes in any of our operations, with the exception of some contracts included in our Energy segment operations discussed below. These contracts are recorded on the balance sheet at fair value based on quotes listed on regulated commodity exchanges. Unrealized gains and losses on these contracts are recognized in cost of goods sold for financial reporting using market-based prices.

We also manage our risks by entering into fixed-price purchase and sales contracts with pre-approved producers and by establishing appropriate limits for individual suppliers. Fixed-price contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. We are also exposed to loss in the event of nonperformance by the counterparties to the contracts and, therefore, contract values are reviewed and adjusted to reflect potential nonperformance. These contracts are recorded on the balance sheet at fair value based on the market price of the underlying products listed on regulated commodity exchanges, except for certain fixed-price contracts related to propane in our Energy segment. The propane contracts within our Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value. Unrealized gains and losses on fixed-price contracts are recognized in cost of goods sold using market-based prices.

Changes in the fair values of derivative instruments described above are recognized in earnings in our Consolidated Statements of Operations in the period such changes occur for all operations with the exception of some derivative instruments included in our Energy segment. Included in other current assets on November 30, 2006, August 31, 2006 and November 30, 2005 are derivative assets of $252.3 million, $74.3 million and $72.7 million, respectively. Included in accrued expenses on November 30, 2006, August 31, 2006 and November 30, 2005 are derivative liabilities of $174.7 million, $97.8 million and $80.8 million, respectively.

In our Energy segment, certain financial contracts entered into for the spread between crude oil purchase value and distillate selling price have been designated and accounted for as hedging instruments (cash flow hedges). The unrealized gains or losses of these contracts are deferred to accumulated other comprehensive income in the equity section of our Consolidated Balance Sheet for the fiscal year ended August 31, 2006, and will be included in earnings upon settlement. A gain of $2.8 million, net of taxes, was recorded in accumulated other comprehensive income for the year ended August 31, 2006, for the change in the fair value of cash flow hedges related to these derivatives. No gains or losses were recorded in the income statement during the year ended August 31, 2006, since there were no settlements. The contracts expire in fiscal 2008, and we expect $1.9 million, net of taxes, to be included in earnings during the next 12 months.

A 10% adverse change in market prices would not materially affect our results of operations, financial position or liquidity, since our operations have effective economic hedging requirements as a general business practice.

Interest Rate Risk

We use fixed and floating rate debt to lessen the effects of interest rate fluctuations on interest expense. Short-term debt used to finance inventories and receivables is represented by notes payable with maturities of 30 days or less so that our blended interest rate for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates to minimize the effect of market interest rate changes. Our effective interest rate on fixed rate debt outstanding on August 31, 2006 was approximately 6.1%.

We entered into interest rate treasury lock instruments to fix interest rates related to a portion of our private placement debts. These instruments were designated and are effective as cash flow hedges for accounting purposes and, accordingly, changes in fair value of $2.1 million, net of taxes, are included in accumulated other comprehensive income. Interest expense for each of the years ended August 31, 2006, 2005 and 2004 includes $0.9 million which relates to the interest rate derivatives. The additional interest expense is an offset to the lower actual interest paid on the outstanding debt instruments.

Foreign Currency Risk

We conduct essentially all of our business in US dollars, except for grain marketing operations in Brazil and purchases of products from Canada, and had minimal risk regarding foreign currency fluctuations during 2006 or in recent years. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase US agricultural products and the competitiveness of US agricultural products compared to the same products offered by alternative sources of world supply.

MANAGEMENT AND BOARD OF DIRECTORS

The information specified in Items 10, 11, 12 and 13 of Part III of our Annual Report on Form 10-K for the year ended August 31, 2006 is incorporated herein by reference. Except as set forth below with regard to recently elected directors, this information has not materially changed since our Annual Report on Form 10-K for the year ended August 31, 2006 was filed on November 22, 2006.

We held our Annual Meeting November 30 through December 1, 2006, and the following directors were re-elected to the Board of Directors for a three-year term: Duane Stenzel, Michael Mulcahey, Steve Fritel, and James Kile. In addition, David Kayser was elected to a three-year term, replacing retiring director Merlin Van Walleghen; Daniel Schurr was elected to the remaining two-year term vacated by former director Glen Keppy; Donald Anthony was elected to the three-year term vacated by former director Robert Elliott; and Steve Riegel was elected to a new Region 8 position with an initial one-year term. (The new Region 8 position was created through the elimination of the Region 6 director position formerly held by David Bielenberg.) The following directors’ terms of office continued after the meeting: Bruce Anderson, Robert Bass, Dennis Carlson, Curt Eischens, Robert Grabarski, Jerry Hasnedl, Randy Knecht, Richard Owen, and Michael Toelle.

The table below lists the directors elected after our Annual Report on Form 10-K for the year ended August 31, 2006 was filed on November 22, 2006.

		Director
Name and Address	Age	District	Since

Donald H. Anthony	56	8	2006
43970 Road 758 Lexington, NE 68850-3745
David R. Kayser	48	4	2006
42046 257th Street, Alexandria, SD 57311
Steve B. Riegel	54	8	2006
12748 Ridge Road PO Box 7 Ford, KS 67842
Daniel W. Schurr	42	7	2006
3009 Wisconsin Street LeClaire, IA 52753

Donald Anthony (2006):  Served as director of the All Points Cooperative in Gothenburg, Nebraska for five years, four of those as chairman. In addition, he has served nine years as a director of Lexington Co-op oil (two years as chairman), and four years as a director of Farmland Industries, Inc. Mr. Anthony was also a member of the Nebraska Coop Council Executive Board for four years, and a director of the Dawson County Ag Society for five years. Mr. Anthony holds a bachelor of science degree in Ag Economics from the University of Nebraska. Mr. Anthony’s principal occupation has been farming for the last five years or longer.

David Kayser (2006):  Elected in 1983 to the board of his local elevator, Farmer’s Alliance of Mitchell, SD, where he continues to serve and has been the board chairman for the past 12 years. Mr. Kayser also serves as chairman of the board of South Dakota Association of Cooperatives, served on the CHS Resolutions Committee for two years, and has attended nearly all leadership training sessions, report meetings, and other opportunities offered by CHS. Mr. Kayser’s principal occupation has been farming for the last five years or longer.

Steve Riegel (2006):  Currently serves as chairman of the board of the Dodge City Cooperative Exchange in Dodge City, Kansas. He was elected to the board in 2000 and has served as chairman five of those years. Prior to his service on the Dodge City Cooperative Exchange’s board, Mr. Riegel served nine years on the board of directors of Co-op Service, Inc. a six co-op agronomy service LLC where he served as board chairman for three years and as secretary/treasurer for two years. Mr. Riegel served 12 years on the board of directors of the Ford-Kingsdown Cooperative prior to their merger with Dodge City Cooperative Exchange, seven years as secretary/treasurer, and one year as chairman. Mr. Riegel’s principal occupation has been farming for the last five years or longer.

Daniel Schurr (2006):  Served as president of the Scott County Cattlemen’s Board, on various State Cattlemen’s Committees, Scott County Farm Bureau (director 11 years), and on the State Farm Bureau lobby group in Washington D.C. Mr. Schurr holds a bachelor of science degree in Agriculture with minors in Agronomy and Economics from Iowa State University. Mr. Schurr’s principal occupation has been farming for the last five years or longer.

DESCRIPTION OF THE PREFERRED STOCK

The following section summarizes the material terms and provisions of our preferred stock. This summary is not a complete legal description of our preferred stock, and is qualified in its entirety by reference to our restated articles of incorporation, as amended, our by laws, as amended, and the resolution of our board of directors establishing the preferred stock.

General

The shares of preferred stock are shares of a series of preferred equity securities created by our board of directors. Subject to the restrictions noted below under “Limitations and Restrictions on Future Issuances,” there is no limit on the number of shares in the series and shares may be issued from time to time. Our board of directors has expressly authorized the initial sale and subsequent transfer of the shares of preferred stock in accordance with our articles of incorporation.

The shares of preferred stock to be issued as described in this prospectus will be fully paid and nonassessable when issued.

Rank

As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

•	any patronage refund (as that term is used in our bylaws), whether or not represented by a certificate, and any redemption thereof;

•	any other class or series of our capital stock designated by our board of directors as junior to the preferred stock; and

•	our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock rank equally with the preferred stock as to the payment of dividends and the distribution of assets.

Dividends

Holders of the preferred stock are entitled to receive quarterly dividends when, as and if declared by our board of directors out of funds legally available for that purpose at the rate of $2.00 per share per year. Dividends are payable on March 31, June 30, September 30 and December 31 of each year (each a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is payable without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends on the preferred stock are fully cumulative and accumulate without interest from and including the day immediately following the most recent date as to which dividends have been paid. The most recent date as to which dividends have been paid is September 30, 2006.

Dividends are computed on the basis of a 360-day year of twelve 30-day months. Each payment of dividends includes dividends to and including the date on which paid.

Dividends are paid to holders of record as they appear on our books ten business days prior to the relevant payment date. We may, in our sole discretion, pay dividends by any one or more of the following means:

•	check mailed to the address of the record holder as it appears on our books;

•	electronic transfer in accordance with instructions provided by the record holder; or

•	any other means mutually agreed between us and the record holder.

We may not make any distribution to the holders of any security that ranks junior to the preferred stock unless and until all accumulated and unpaid dividends on the preferred stock and on any other class or series of our capital stock that ranks equally with the preferred stock, including the full dividend for the then-current dividend period, have been paid or declared and set apart for payment. For these purposes, a “distribution” does not include any distribution made in connection with a liquidation, dissolution or winding up, which will be governed by the provisions summarized under “— Liquidation Preference” below.

Liquidation Preference

In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the preferred stock are entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of the preferred stock will be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. Any distribution to the holders of the preferred stock will be made ratably among the holders of the preferred stock and any other of our capital stock which ranks on a parity as to liquidation rights with the preferred stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of preferred stock, the holders of the preferred stock will not participate further in the distribution of our assets.

Neither a consolidation or merger with another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute a liquidation, dissolution or winding up if, following the transaction, the preferred stock remains outstanding as duly authorized stock of us or any successor entity.

Redemption

At Our Option

From and after February 1, 2008 we may, at our option, redeem at any time all, or from time to time any portion, of the preferred stock. Any optional redemption will be at a price of $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption. If we redeem less than all of the then outstanding shares of preferred stock, we will designate the shares to be redeemed either by lot or in any other manner that our board of directors may determine or may effect the redemption pro rata. However, we may not redeem less than all of the then outstanding shares of preferred stock until all dividends accumulated and unpaid on all then outstanding shares of preferred stock have been paid for all past dividend periods.

At the Holder’s Option

If at any time there has been a change in control (as defined below), each record holder of shares of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of preferred stock owned by that record holder. Not later than 130 days after the date of the change in control (or, if that date is a Saturday, Sunday or legal holiday, the next day that is not a Saturday, Sunday or legal holiday) we will redeem all shares the record holder has elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price is $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption.

A “change in control” will have occurred if, in connection with a merger or consolidation that has been approved by our board of directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our board of directors on January 1, 2003, together with those persons who became members of our board of directors after that date at our annual meeting, have ceased to constitute a majority of our board of directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our board of directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

Mechanics of Redemption

Not less than 30 days prior to any redemption date pursuant to the exercise of our optional redemption right, we will give written notice to the holders of record of the shares of preferred stock to be redeemed. This notice will specify:

•	the redemption date;

•	the redemption price;

•	the number of shares of preferred stock held by the record holder that are subject to redemption;

•	the time, place and manner in which the holder should surrender the certificate or certificates, if any, representing the shares of preferred stock to be redeemed, including the steps that a holder should take with respect to any certificates which have been lost, stolen or destroyed or to any uncertificated shares; and

•	that from and after the redemption date, dividends will cease to accumulate on the shares and the shares will no longer be deemed outstanding.

On or after the redemption date, once a holder surrenders the certificate or certificates representing the shares of preferred stock called for redemption in the manner provided in the redemption notice or takes the appropriate steps with respect to lost, stolen or destroyed certificates or uncertificated shares, the holder will be entitled to receive payment of the redemption price. If fewer than all of the shares of preferred stock represented by a surrendered certificate or certificates are redeemed, we will issue a new certificate representing the unredeemed shares.

Effect of Redemption

From and after the redemption date, if funds necessary for the redemption are and have been irrevocably deposited or set aside, then:

•	dividends will cease to accumulate with respect to the shares of preferred stock called for redemption;

•	the shares will no longer be deemed outstanding;

•	the holders of the shares will cease to be shareholders; and

•	all rights with respect to the shares of preferred stock will terminate except the right of the holders to receive the redemption price, without interest.

Purchases

We may at any time and from time to time in compliance with applicable law purchase shares of preferred stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for past dividend periods.

Voting

Except as described below, the holders of the preferred stock have only those voting rights that are required by applicable law. As a result, the holders of the preferred stock have very limited voting rights and, among other things, do not have any right to vote for the election of directors.

Unless the preferred stock is redeemed pursuant to its terms, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the preferred stock, voting separately as a class, is required:

•	for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the preferred stock, if the amendment, alteration or repeal adversely affects the rights or preferences of the preferred stock; and

•	to establish, by board resolution or otherwise, any class or series of our equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary.

The creation and issuance of any other class of our securities ranking on a parity with or junior to the preferred stock, including an increase in the authorized number of shares of any such securities, will not be deemed to adversely affect the rights or preferences of the preferred stock.

Our board of director’s ability to authorize, without preferred shareholder approval, the issuance of additional classes or series of preferred stock with conversion and other rights may adversely affect you as a holder of preferred stock or the rights of holders of any series of preferred stock that may be outstanding.

Limitations and Restrictions on Future Issuances

We may not offer to issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities or other equity securities held by our members more than one time per calendar year. If, in connection with an offer of this type, any member would receive more than one quarter of one percent (0.25%) of the number of shares of preferred stock outstanding at the end of the prior calendar year, that member will instead be entitled to receive the shares in quarterly installments as nearly equal as possible. In any calendar year, we may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities or other equity securities held by our members in excess of:

•	for issuances during the years 2004, 2005 and 2006, 20% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater; and

•	for issuances during any calendar year after the year 2006, 25% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater.

We may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities owned by an estate of one of our former individual members or in redemption of outstanding patrons’ equities owned by individual members who have reached age 72, pursuant to our current policy.

No Exchange or Conversion Rights; No Sinking Fund

Shares of the preferred stock are not exchangeable or convertible into other class or series of our capital stock or other securities or property. The preferred stock is not subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions

For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see “Membership in CHS and Authorized Capital — Certain Antitakeover Measures.”

As noted above under “Membership in CHS and Authorized Capital — Debt and Equity Instruments,” under our articles of incorporation all equity we issue (including the preferred stock) is subject to a first lien in favor of us for all indebtedness of the holder to us. However, we have not to date taken, and do not intend to take, any steps to perfect this lien against shares of the preferred stock.

No Preemptive Rights

Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Market for the Preferred Stock

The preferred stock is currently listed on The NASDAQ Global Select Market under the symbol “CHSCP.” The following is a listing of the high and low sales prices as listed on The NASDAQ Global Select

Market for the preferred stock during our fiscal quarters ended November 30, 2006, August 31, 2006, May 31, 2006, February 28, 2006, November 30, 2005, August 31, 2005, May 31, 2005 and February 28, 2005:

	November 30,	August 31,	May 31,	February 28,	November 30,	August 31,	May 31,	February 28,
	2006	2006	2006	2006	2005	2005	2005	2005

High Price	26.60	26.55	26.20	26.55	27.30	27.40	27.10	27.98
Low Price	25.81	25.01	25.23	25.49	25.05	26.01	25.36	26.81

Transfer Agent and Registrar

Wells Fargo Bank, National Association serves as transfer agent and registrar with respect to the preferred stock.

COMPARISON OF RIGHTS OF HOLDERS OF PATRONS’
EQUITIES AND RIGHTS OF HOLDERS OF PREFERRED STOCK

The following describes the material differences between the rights that the patrons’ equities being redeemed provided to the members of CHS holding them and the rights that the preferred stock provides to the holders. While CHS believes that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the sections entitled “Membership in CHS and Authorized Capital” and “Description of the Preferred Stock,” and refer to the documents discussed in those sections for a more complete understanding of the differences.

Priority on Liquidation

In a liquidation, dissolution or winding up of CHS, the rights of a holder of preferred stock rank senior to those of a holder of patrons’ equities.

Dividends

A holder of patrons’ equities is not entitled to any interest or dividends on those patrons’ equities. A holder of preferred stock is entitled to dividends as described under “Description of the Preferred Stock — Dividends.”

Redemption

Patrons’ equities are redeemable only at the discretion of our board of directors and in accordance with the terms of the redemption policy adopted by our board of directors, as in effect from time to time. See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of the redemption policy as currently in effect. Shares of preferred stock are subject to redemption both at the option of CHS and at the holder’s option under certain circumstances, both as described under “Description of the Preferred Stock — Redemption.”

Voting Rights

Ownership of patrons’ equities does not, by itself, entail any voting rights, although the amount of patrons’ equities held by a member that is a cooperative association or a member that is part of a patron’s association is considered in the formula used to determine the level of the member’s voting rights of that cooperative association or patron’s association. See “Membership in CHS and Authorized Capital — Voting Rights.” Ownership of preferred stock entails the limited voting rights described under “Description of the Preferred Stock — Voting Rights.”

Transfers

Patrons’ equities may not be transferred without the approval of our board of directors. Shares of preferred stock are not subject to any similar restrictions on transfer.

Market

There is no public market for patrons’ equities. The preferred stock is listed on The NASDAQ Global Select Market.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Dorsey & Whitney LLP the following are the material federal income tax consequences of the issuance of shares of our preferred stock in redemption of patrons’ equities (the “Exchange”) and the consequences of the ownership, redemption and disposition of the preferred stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary addresses only the tax consequences to a person who is a U.S. holder of patrons’ equities or the preferred stock. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes, such as a cooperative) organized under the laws of the U.S. or any political subdivision of the U.S.;

•	an estate if its income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

This summary assumes that you hold your patrons’ equities and that you will hold your shares of preferred stock as capital assets within the meaning of Section 1221 of the Code. The summary also assumes that all dividends will be paid as they accrue and that, if the preferred stock is redeemed, there will be no dividend arrearages at the time of redemption. The summary does not purport to deal with all aspects of federal taxation that may be relevant to your receipt of preferred stock pursuant to the Exchange, or to your ownership, redemption or disposition of the preferred stock, such as estate and gift tax consequences, nor does it deal with tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. This summary also does not apply to you if you belong to a category of investors subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign persons, qualified retirement plans, individual retirement accounts, regulated investment companies, U.S. expatriates, pass-through entities or investors in pass-through entities or persons subject to the alternative minimum tax.

We can give no assurance that the Internal Revenue Service (the “IRS”) will take a similar view with respect to the tax consequences described below. We have not requested, nor do we plan to request, a ruling from the IRS on any tax matters relating to the Exchange or the preferred stock. We strongly encourage you to consult your own tax advisor regarding the federal, state, local, and foreign tax consequences to you of the Exchange and of the ownership, redemption, and disposition of the preferred stock in light of your particular tax circumstances.

The Exchange

Although there is no authority addressing facts identical to the Exchange, as described in this prospectus, and therefore the matter is not entirely free from doubt, in the opinion of Dorsey & Whitney LLP the exchange of patron’s equities for preferred stock should constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Code.

You should be aware that the opinion of Dorsey & Whitney LLP is subject to the following qualifications and assumptions: it relies on certifications of relevant facts by us; it is based upon provisions of the Code, regulations, and administrative and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect; it is subject to the assumption that the Exchange will be effected in the manner described in this prospectus; and it is limited to the federal income tax matters expressly set forth therein. In addition, the opinion assumes that the fair market value of the preferred stock received will be approximately equal to the fair market value of the patrons’ equities surrendered in exchange therefor. The opinion represents counsel’s legal judgment and is not binding on the IRS or the courts.

Assuming that the exchange of patrons’ equities for preferred stock constitutes a reorganization within the meaning of Section 368(a)(1)(E), the following tax consequences will result:

1. We will be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

2. We will recognize no gain or loss upon the receipt of the patrons’ equities in exchange for the preferred stock.

3. The participants will recognize no gain or loss on the exchange of patrons’ equities for preferred stock, assuming that Section 305(c) of the Code does not apply in connection with the Exchange.

4. Provided the participants recognize no gain or loss on the exchange of patrons’ equities for preferred stock, the basis of the preferred stock received by the participants in the transaction will be the same as the basis of the patrons’ equities surrendered in exchange therefor.

5. The holding period of the preferred stock received by each participant will include the period during which the participant held the patrons’ equities surrendered in exchange therefor, provided that the patrons’ equities surrendered were held as capital assets on the date of the Exchange and assuming that Section 305(c) of the Code does not apply in connection with the Exchange.

In addition, in the opinion of Dorsey & Whitney LLP the preferred stock received by the participants in the Exchange will not constitute “section 306 stock” within the meaning of Section 306(c) of the Code. Accordingly, a disposition of the Preferred Stock will not be subject to Section 306(a) of the Code, which provides generally that the gross proceeds from the sale or redemption of section 306 stock shall be treated either as ordinary income or as a distribution of property to which section 301 of the Code (concerning amounts taxable as dividends) applies.

Dorsey & Whitney LLP expresses no opinion regarding whether Section 305(c) of the Code will apply in connection with the Exchange, including, but not limited to whether a participant in the Exchange will be deemed to receive a distribution to which Section 301 of the Code applies by means of Section 305(c) of the Code. Pursuant to Section 305(c) of the Code and applicable Treasury Regulations, a recapitalization may be deemed to result in the receipt of a taxable stock dividend by some shareholders of a corporation, if the recapitalization is pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of the corporation. The amount of any such deemed stock dividend would generally be equal to the amount of the increase in the shareholder’s proportionate interest in the assets or earnings and profits of a corporation. Although the matter is not free from doubt, we believe, based on the nature of cooperatives and cooperative taxation, and the fact that the members of a cooperative share in the assets and earnings and profits of the cooperative primarily in accordance with each member’s annual patronage, and that our members share in our assets and earnings and profits on this basis, in accordance with our Bylaws and article of incorporation, that the Exchange is not part of any plan to periodically increase the proportionate interests of any participants. Accordingly, although there is no authority directly on point, we believe that no participant in the exchange should be deemed to receive a taxable stock dividend pursuant to Section 305(c) of the Code. You should consult your own tax advisor about the possibility that Section 305(c) could apply in these circumstances.

Dividends and Other Distributions on the Preferred Stock

Distributions on the preferred stock are treated as dividends and taxable as ordinary income to the extent of our current or accumulated earnings and profits, as determined for federal income tax purposes taking into account the special rules applicable to cooperatives. Any distribution in excess of our current or accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the preferred stock. Any amount in excess of your tax basis is treated as a capital gain.

Dividends received by corporate holders of the preferred stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under Section 1059, a corporate holder generally must reduce the tax basis of all of the holder’s shares (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the holder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, we strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances. Under current law, qualifying dividends received by individual shareholders are taxed at a 15% rate.

Sale or Exchange of Preferred Stock

On the sale, exchange or other disposition of the preferred stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the disposition and (b) your adjusted tax basis in the preferred stock. We strongly encourage you to consult your own tax advisor regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

Redemption of Preferred Stock

If we exercise our right to redeem the preferred stock or if you exercise your right to redeem the preferred stock upon a change in control, your surrender of the preferred stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the preferred stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

The redemption will be treated as gain or loss from the sale or exchange of the preferred stock (as discussed above under “— Sale or Exchange of Preferred Stock”) if:

•	the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code; or

•	your interest in the preferred stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or

•	the redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of your interest in the issuer.

In determining whether any of these tests has been met, you must take into account not only shares of preferred stock and other equity interests in us (including patrons’ equities and other equity interests) that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

If none of the above tests giving rise to sale or exchange treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is subject to the tax treatment described above under “— Dividends and other Distributions on the Preferred Stock.” The amount of the distribution will be measured by the amount of cash and the fair market value of property you receive without any offset for your basis in the preferred stock. Your adjusted tax basis in the redeemed shares of preferred stock will be transferred to any of your remaining stock holdings or other equity interests in us. If, however, you have no remaining stock holdings or other equity interests in us, your basis could be lost.

We strongly encourage you to consult your own tax advisor regarding:

•	whether the redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and

•	the resulting tax consequences to you in light of your individual facts and circumstances.

Backup Withholding

We may be required to withhold federal income tax at a rate of 28% from dividends and redemption proceeds paid to you if (i) you fail to furnish us with your correct taxpayer identification number in the manner required, (ii) the IRS notifies us that your taxpayer identification number is incorrect, (iii) the IRS notifies us that you have failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (iv) when required to do so, you fail to certify that you are not subject to backup withholding. Any amounts withheld may be credited against your federal income tax liability.

PLAN OF DISTRIBUTION

On October 4, 2006, our board of directors authorized us to redeem, on a pro rata basis, up to $36,000,000 of our “patrons’ equities.” In connection with this redemption, shares of preferred stock issued in redemption of the patrons’ equities will be issued only to active members that are not individuals who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500 and, for each member eligible to receive such preferred stock, only in a number that does not exceed 14,660 shares of preferred stock (which equals one-quarter of one percent (0.25%) of our total shares of preferred stock outstanding as of the end of the 2006 calendar year). See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $26.09, which is the greater of $25.26 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.26 of accumulated dividends from January 1, 2007 through February 15, 2007) or the closing price for one share of the preferred stock on The NASDAQ Global Select Market on February 8, 2007, subject to the exceptions described below. We will not issue any fractional shares of preferred stock. The amount of patrons’ equities that would otherwise be issued as a fractional share to any member will instead be retained as part of that member’s patron’s equities.

We are issuing the shares of preferred stock directly to the relevant members. We have not engaged and will not engage any underwriter, broker-dealer, placement agent or similar agent or representative in connection with the issuance of the preferred stock described in this prospectus.

We will not pay any commissions or other compensation related to the issuance of the shares of preferred stock. We estimate that the total expenses of the issuance will be approximately $101,352.00, all of which we will bear.

Except in the circumstances described below, we will not prepare or distribute stock certificates to represent the shares of preferred stock so issued. Instead, we will issue the shares of preferred stock in book-entry form on the records of our transfer agent for the preferred stock (Wells Fargo Bank, National Association). Members who require a stock certificate should contact Wells Fargo Shareowner Services in writing or by telephoning at the following address:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
(800) 468-9716

Some of our members have pledged their patrons’ equities and made those pledged patrons’ equities the subject of control agreements between us and various financial institutions. For these members, we will prepare stock certificates representing the shares issued in redemption of their patrons’ equities. We will retain those stock certificates subject to our control agreements with the relevant financial institutions until otherwise instructed by the relevant financial institution. We will also instruct the transfer agent to place a “stop transfer” order with respect to those shares. Members whose shares are issued as described in this paragraph may obtain more information by contacting David Kastelic in writing or by telephone at the following address or telephone number:

David Kastelic
Senior Vice President and General Counsel
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712

LEGAL MATTERS

Dorsey & Whitney LLP, Minneapolis, Minnesota, is providing an opinion that the shares of preferred stock issued pursuant to this prospectus have been duly authorized and validly issued and will be fully paid and nonassessable.

EXPERTS

The consolidated financial statements of CHS Inc. and Subsidiaries as of August 31, 2006 and 2005 and for each of the three years in the period ended August 31, 2006 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the restatement of the consolidated financial statements as described in Note 17 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

The SEC allows us to “incorporate by reference” into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended August 31, 2006 filed November 22, 2006,

•	our Form 8-K filed December 5, 2006,

•	our Form 8-K filed December 18, 2006,

•	our Form 8-K filed January 31, 2007, and

•	our Form 10-Q for the period ended November 30, 2006, filed January 11, 2007.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CHS Inc.
Attention: Jodell M. Heller, Vice President and Controller
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-5270

We maintain a web site at www.chsinc.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge through our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words and phrases such as “will likely result,” “are expected to,” “is anticipated,” “estimate,” “project” and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks related to the level of commodity prices, loss of member business, competition, changes in the taxation of cooperatives, compliance with laws and regulations, environmental liabilities, perceptions of food quality and safety, business interruptions and casualty losses, access to equity capital, consolidation of producers and customers, fluctuations in prices for crude oil and refined petroleum products, alternative energy sources, the performance of our agronomy business, technological improvements and joint ventures. These risks and uncertainties are further described under “Risk Factors” and elsewhere in this prospectus.

We do not guarantee future results, levels of activity, performance or achievements and we wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date on which they were made.

F-i

CONSOLIDATED BALANCE SHEETS

	August 31
	2006	2005
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$112,525	$241,018
Receivables	1,076,602	1,093,986
Inventories	1,130,824	914,182
Other current assets	298,666	367,306

Total current assets	2,618,617	2,616,492
Investments	624,253	520,970
Property, plant and equipment	1,476,239	1,359,535
Other assets	223,474	229,940

Total assets	$4,942,583	$4,726,937

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$22,007	$61,147
Current portion of long-term debt	60,748	35,340
Customer credit balances	66,468	91,902
Customer advance payments	82,362	126,815
Checks and drafts outstanding	57,083	67,398
Accounts payable	904,143	945,737
Accrued expenses	347,078	397,044
Dividends and equities payable	249,774	132,406

Total current liabilities	1,789,663	1,857,789
Long-term debt	683,997	737,734
Other liabilities	310,157	229,322
Minority interests in subsidiaries	141,375	144,195
Commitments and contingencies
Equities	2,017,391	1,757,897

Total liabilities and equities	$4,942,583	$4,726,937

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended August 31
	2006	2005	2004
	(Dollars in thousands)
Revenues	$14,383,835	$11,926,962	$10,969,081
Cost of goods sold	13,570,507	11,449,858	10,527,715

Gross profit	813,328	477,104	441,366
Marketing, general and administrative	231,238	199,354	202,455

Operating earnings	582,090	277,750	238,911
Gain on sale of investments		(13,013)	(14,666)
Gain on legal settlements			(692)
Interest, net	41,305	41,509	42,758
Equity income from investments	(84,188)	(95,742)	(79,022)
Minority interests	85,974	47,736	33,830

Income from continuing operations before income taxes	538,999	297,260	256,703
Income taxes	49,327	30,434	29,462

Income from continuing operations	489,672	266,826	227,241
(Income) loss from discontinued operations, net of taxes	(625)	16,810	5,909

Net income	$490,297	$250,016	$221,332

Distribution of net income:
Patronage refunds	$374,000	$203,000	$166,850
Unallocated capital reserve	116,297	47,016	54,482

Net income	$490,297	$250,016	$221,332

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITIES AND COMPREHENSIVE INCOME

	For the Years Ended August 31, 2006, 2005 and 2004
						Accumulated
	Capital	Nonpatronage			Unallocated	Other	Allocated
	Equity	Equity	Preferred	Patronage	Capital	Comprehensive	Capital	Total
	Certificates	Certificates	Stock	Refunds	Reserve	Income (Loss)	Reserve	Equities
	Dollars in thousands

Balances, September 1, 2003	$1,087,037	$27,718	$93,702	$63,000	$220,517	$(18,313)	$8,050	$1,481,711
Dividends and equity retirement determination	10,800			27,000	1,249			39,049
Patronage distribution	66,500			(90,000)	(5,222)			(28,722)
Equities retired	(10,292)	(47)						(10,339)
Capital equity certificates exchanged for preferred stock	(12,990)		12,990		(150)			(150)
Equities issued	13,355							13,355
Preferred stock redeemed, treasury			—					—
Preferred stock dividends					(7,975)			(7,975)
Other, net	(7,669)	(85)			(30)			(7,784)
Comprehensive income:
Net income				166,850	54,482			221,332
Other comprehensive income						11,178		11,178

Total comprehensive income								232,510

Dividends and equities payable	(32,100)			(50,060)	(1,409)			(83,569)

Balances, August 31, 2004	1,114,641	27,586	106,692	116,790	261,462	(7,135)	8,050	1,628,086
Dividends and equity retirement determination	32,100			50,060	1,409			83,569
Patronage distribution	119,736			(166,850)	(4,464)			(51,578)
Equities retired	(23,625)	(48)						(23,673)
Capital equity certificates exchanged for preferred stock	(19,996)		19,996		(87)			(87)
Equities issued	1,375							1,375
Preferred stock dividends					(9,178)			(9,178)
Other, net	(666)	(71)			404			(333)
Comprehensive income:
Net income				203,000	47,016			250,016
Other comprehensive income						12,106		12,106

Total comprehensive income								262,122

Dividends and equities payable	(69,856)			(60,900)	(1,650)			(132,406)

Balances, August 31, 2005	1,153,709	27,467	126,688	142,100	294,912	4,971	8,050	1,757,897
Dividends and equity retirement determination	69,856			60,900	1,650			132,406
Patronage distribution	145,333			(203,000)	(4,850)			(62,517)
Equities retired	(55,836)	(97)						(55,933)
Capital equity certificates exchanged for preferred stock	(23,824)		23,824		(88)			(88)
Equities issued	11,064							11,064
Preferred stock dividends					(10,816)			(10,816)
Other, net	(3,300)	(197)			221			(3,276)
Comprehensive income:
Net income				374,000	116,297			490,297
Other comprehensive income						8,131		8,131

Total comprehensive income								498,428

Dividends and equities payable	(116,919)			(130,900)	(1,955)			(249,774)

Balances, August 31, 2006	$1,180,083	$27,173	$150,512	$243,100	$395,371	$13,102	$8,050	$2,017,391

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended August 31
	2006	2005	2004
		As restated
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$490,297	$250,016	$221,332
Depreciation and amortization	126,777	110,332	108,399
Income from equity investments	(84,188)	(95,742)	(79,022)
Distributions from equity investments	58,240	64,869	58,702
Minority interests	85,974	47,736	33,830
Noncash portion of patronage dividends received	(4,969)	(3,060)	(4,986)
(Gain) loss on sale of property, plant and equipment	(5,232)	(7,370)	775
Loss on sale of business		6,163
Gain on sale of investments		(13,013)	(14,666)
Deferred taxes	78,300	26,400	8,500
Other, net	460	1,027	1,150
Changes in operating assets and liabilities:
Receivables	44,650	(250,202)	(59,039)
Inventories	(198,501)	(190,081)	88,261
Other current assets and other assets	64,677	(74,911)	(86,883)
Customer credit balances	(25,915)	3,216	27,639
Customer advance payments	(48,062)	62,773	(59,354)
Accounts payable and accrued expenses	(142,934)	328,961	121,647
Other liabilities	15,368	9,417	28,060

Net cash provided by operating activities	454,942	276,531	394,345

Cash flows from investing activities:
Acquisition of property, plant and equipment	(234,992)	(257,470)	(245,148)
Proceeds from disposition of property, plant and equipment	13,911	21,109	34,530
Proceeds from sale of business		38,286
Investments	(72,989)	(25,938)	(49,757)
Investments redeemed	7,283	13,514	15,937
Proceeds from sale of investments		147,801	25,000
Changes in notes receivable	20,955	(23,770)	(6,888)
Other investing activities, net	484	(5,434)	2,248

Net cash used in investing activities	(265,348)	(91,902)	(224,078)

Cash flows from financing activities:
Changes in notes payable	(59,025)	(54,968)	(135,016)
Borrowings on long-term debt		125,000	35,457
Principal payments on long-term debt	(36,669)	(36,033)	(15,299)
Payments on derivative financial instruments, net			(287)
Payments for bank fees on debt	(1,997)	(2,474)	(2,354)
Changes in checks and drafts outstanding	(10,513)	2,814	(21,431)
Distributions to minority owners	(80,529)	(29,925)	(15,908)
Costs incurred — capital equity certificates redeemed	(88)	(87)	(151)
Preferred stock dividends paid	(10,816)	(9,178)	(7,975)
Retirements of equities	(55,933)	(23,673)	(10,339)
Cash patronage dividends paid	(62,517)	(51,578)	(28,722)

Net cash used in financing activities	(318,087)	(80,102)	(202,025)

Net (decrease) increase in cash and cash equivalents	(128,493)	104,527	(31,758)
Cash and cash equivalents at beginning of period	241,018	136,491	168,249

Cash and cash equivalents at end of period	$112,525	$241,018	$136,491

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

  Organization

CHS Inc. (CHS or the Company) is an agricultural supply, energy and grain-based foods cooperative company organized for the mutual benefit of its members. Members of the cooperative are located throughout the United States. The Company provides a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies and agronomy products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. Revenues are both domestic and international.

Consolidation

The consolidated financial statements include the accounts of CHS and all of its wholly-owned and majority-owned subsidiaries and limited liability companies, including National Cooperative Refinery Association (NCRA), included in our Energy segment. The effects of all significant intercompany transactions have been eliminated.

The Company had various immaterial acquisitions, during the three years ended August 31, 2006, which have been accounted for using the purchase method of accounting. Operating results of the acquisitions are included in the consolidated financial statements since the respective acquisition dates. The respective purchase prices were allocated to the assets and liabilities acquired based upon the estimated fair values. The excess purchase price over the estimated fair values of the net assets acquired has been reported as identifiable intangible assets. During 2006, our investment in Provista Renewable Fuels Marketing, LLC (Provista) resulted in financial statement consolidation.

Cash Equivalents

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less at the date of acquisition.

Inventories

Grain, processed grain, oilseed and processed oilseed are stated at net realizable values which approximates market values. All other inventories are stated at the lower of cost or market. Costs for inventories produced or modified by the Company through a manufacturing process include fixed and variable production and raw material costs, and in-bound freight costs for raw materials over the amount charged to cost of goods sold. Costs for inventories purchased for resale include the cost of products and freight incurred to place the products at the Company’s points of sales. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt) is determined on the last-in, first-out (LIFO) method; all other inventories of non-grain products purchased for resale are valued on the first-in, first-out (FIFO) and average cost methods.

Derivative Financial Instruments

Commodity Price Risk

The Company is exposed to price fluctuations on energy, grain and oilseed transactions due to fluctuations in the market value of inventories and fixed or partially fixed purchase and sales contracts. The Company’s use of derivative instruments reduces the effects of price volatility, thereby protecting against adverse short-term price movements while somewhat limiting the benefits of short-term price movements. However, fluctuations in inventory valuations may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to the Company’s assessment of its exposure from expected price fluctuations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company generally enters into opposite and offsetting positions using futures contracts or options to the extent practical, in order to arrive at a net commodity position within the formal position limits set by the Company and deemed prudent for each of those commodities. These contracts are purchased and sold through regulated commodity exchanges. The contracts are economic hedges of price risk, but are not designated as or accounted for as, hedging instruments for accounting purposes in any operations, with the exception of some contracts included in the Energy segment discussed below. These contracts are recorded on the balance sheet at fair value based on quotes listed on regulated commodity exchanges. Unrealized gains and losses on these contracts are recognized in cost of goods sold for financial reporting using market-based prices.

The Company also manages its risks by entering into fixed-price purchase and sales contracts with pre-approved producers and by establishing appropriate limits for individual suppliers. Fixed-price contracts are entered into with customers of acceptable creditworthiness,as internally evaluated. The Company is also exposed to loss in the event of nonperformance by the counterparties to the contracts and therefore, contract values are reviewed and adjusted to reflect potential nonperformance. These contracts are recorded on the balance sheet at fair value based on the market price of the underlying products listed on regulated commodity exchanges, except for certain fixed-price contracts related to propane in the Energy segment. The propane contracts within the Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value. Unrealized gains and losses on fixed-price contracts are recognized in cost of goods sold using market-based prices.

Changes in the fair values of derivative instruments described above are recognized in earnings in the Consolidated Statements of Operations in the period such changes occur for all operations with the exception of some derivative instruments included in the Energy segment. Included in other current assets on August 31, 2006 and 2005 are derivative assets of $74.3 million and $102.7 million, respectively. Included in accrued expenses on August 31, 2006 and 2005 are derivative liabilities of $97.8 million and $152.8 million, respectively.

In the Energy segment, certain financial contracts entered into for the spread between crude oil purchase value and distillate selling price have been designated and accounted for as hedging instruments (cash flow hedges). The unrealized gains or losses of these contracts are deferred to accumulated other comprehensive income in the equity section of the Consolidated Balance Sheet for the fiscal year ended August 31, 2006, and will be included in earnings upon settlement. A gain of $2.8 million, net of taxes, was recorded in accumulated other comprehensive income for the year ended August 31, 2006, for the change in the fair value of cash flow hedges related to these derivatives. No gains or losses were recorded in the income statement during the year ended August 31, 2006, since there were no settlements. The contracts expire in fiscal 2008, and the Company expects $1.9 million, net of taxes, to be included in earnings during the next 12 months.

Interest Rate Risk

The Company uses fixed and floating rate debt to lessen the effects of interest rate fluctuations on interest expense. Short-term debt used to finance inventories and receivables is represented by notes payable with maturities of 30 days or less so that the blended interest rate to the Company for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates to minimize the effect of market interest rate changes. The effective interest rate to the Company on fixed rate debt outstanding on August 31, 2006 was approximately 6.1%.

The Company enters into interest rate treasury lock instruments to fix interest rates related to a portion of its private placement debts. These instruments were designated and are effective as cash flow hedges for accounting purposes and, accordingly, changes in fair value of $2.1 million, net of taxes, are included in accumulated other comprehensive income. Interest expense for each of the years ended August 31, 2006, 2005 and 2004 includes $0.9 million which relates to the interest rate derivatives. The additional interest expense is an offset to the lower actual interest paid on the outstanding debt instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Risk

The Company conducts essentially all of its business in US dollars, except for grain marketing operations in Brazil and purchases of products from Canada, and had minimal risk regarding foreign currency fluctuations during 2006 or in recent years. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase US agricultural products and the competitiveness of US agricultural products compared to the same products offered by alternative sources of world supply.

Investments

Investments in other cooperatives are stated at cost, plus patronage dividends received in the form of capital stock and other equities. Patronage dividends are recorded in cost of goods sold at the time qualified written notices of allocation are received. Joint ventures and other investments, in which the Company has significant ownership and influence, but not control, are accounted for in the consolidated financial statements under the equity method of accounting. Investments in other debt and equity securities are considered available for sale financial instruments and are stated at fair value, with unrealized amounts included as a component of accumulated other comprehensive income (loss).

Disclosure of the fair value of financial instruments to which the Company is a party includes estimates and assumptions which may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Financial instruments are carried at amounts that approximate estimated fair values. Investments in cooperatives and joint ventures have no quoted market prices.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets (primarily 15 to 40 years for land improvements and buildings and 3 to 20 years for machinery, equipment, office and other). The cost and related accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the related accounts and resulting gains or losses are reflected in operations. Expenditures for maintenance and repairs and minor renewals are expensed, while costs of major renewals and betterments are capitalized.

The Company reviews property, plant and equipment and other long-lived assets in order to assess recoverability based on projected income and related cash flows on an undiscounted basis when triggering events occur. Should the sum of the expected future net cash flows be less than the carrying value, an impairment loss would be recognized. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed. Goodwill and other intangible assets are reviewed for impairment annually or more frequently if certain impairment conditions arise. Goodwill that is impaired is written down to fair value. Other intangible assets consist primarily of trademarks, customer lists and agreements not to compete. Intangible assets subject to amortization are expensed over their respective useful lives (ranging from 3 to 15 years). The Company has no intangible assets with indefinite useful lives.

Revenue Recognition

The Company provides a wide variety of products and services, from production agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grain and oilseed, processed grains and oilseeds and food products. Grain and oilseed sales are recorded after the commodity has been

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

delivered to its destination and final weights, grades and settlement prices have been agreed upon. All other sales are recognized upon transfer of title, which could occur upon either shipment or receipt by the customer, depending upon the transaction. Amounts billed to a customer as part of a sales transaction related to shipping and handling are included in revenues. Service revenues are recorded only after such services have been rendered.

Environmental Expenditures

Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of environmental costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. Liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

Income Taxes

The Company is a nonexempt agricultural cooperative and files a consolidated federal income tax return with its 80% or more owned subsidiaries. The Company is subject to tax on income from nonpatronage sources and undistributed patronage-sourced income. Income tax expense is primarily the current tax payable for the period and the change during the period in certain deferred tax assets and liabilities. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for federal and state income tax purposes, at each fiscal year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Income

Comprehensive income primarily includes net income, unrealized net gains or losses on available for sale investments and energy derivatives, and the effects of minimum pension liability adjustments. Total comprehensive income is reflected in the Consolidated Statements of Equities and Comprehensive Income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in Statement of Financial Accounting Standards (SFAS) 143, “Accounting for Asset Retirement Obligations,” which refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires that the uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obligation. The Company has legal asset retirement obligations for certain assets, including our refineries, pipelines and terminals. At this time, the Company is unable to measure this obligation because it is not possible to estimate when the obligation will be settled. FIN 47 became effective for the Company in fiscal year 2006 and did not have a material effect on the Company’s consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company is currently evaluating the impact of this standard.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158). SFAS No. 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. SFAS No. 158 also requires additional disclosures in the notes to financial statements. SFAS No. 158 is effective as of the end of fiscal years ending after December 15, 2006. The Company is currently assessing the impact of SFAS No. 158 on its consolidated financial statements.

Based on the funded status of the Company’s defined benefit pension and postretirement medical plans as of the most recent measurement dates, the Company would be required to increase its net liabilities for pension and postretirement medical benefits, which would result in a decrease to owners equity in the Company’s Consolidated Balance Sheet. The ultimate amounts recorded are highly dependent on a number of assumptions, including the discount rates in effect in 2007, the actual rate of return on pension assets for 2007 and the tax effects of the adjustment. Changes in these assumptions since the Company’s last measurement date could increase or decrease the expected impact of implementing SFAS No. 158 in the Company’s consolidated financial statements at August 31, 2007.

In September 2006, the FASB issued FASB Staff Position (FSP) AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, addressing the accounting for planned major maintenance activities which includes refinery turnarounds. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods but allows the alternative deferral method. The FSP shall be applied to the first fiscal year beginning after December 15, 2006. The Company is currently using the accrue-in-advance method of accounting, but has not yet determined the impact this FSP will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value in generally accepted accounting principles, and expanding disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results of operations and financial condition.

Reclassifications

Certain reclassifications have been made to prior year’s amounts to conform to current year classifications. These reclassifications had no effect on previously reported net income, equities and comprehensive income, or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Receivables

Receivables as of August 31, 2006 and 2005 are as follows:

	2006	2005
	(Dollars in thousands)

Trade	$1,056,514	$1,069,020
Other	73,986	85,007

	1,130,500	1,154,027
Less allowances for doubtful accounts	53,898	60,041

	$1,076,602	$1,093,986

All international sales are denominated in US dollars. International sales for the years ended August 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	(Dollars in millions)

Africa	$119	$83	$112
Asia	904	880	1,104
Europe	183	129	158
North America, excluding US	717	605	456
South America	156	271	209

	$2,079	$1,968	$2,039

The Company routinely enters into buy/sell contracts associated with crude oil. These contracts are used to facilitate the Company’s crude oil purchasing activity and supply requirements. Physical delivery occurs for each side of the transaction, and the risk and reward of ownership are evidenced by title transfer, assumption of environmental risk, transportation scheduling, credit risk, and risk of nonperformance by the counterparty. As a result, the Company accounts for these buy/sell transactions, net, in cost of sales in the Consolidated Statements of Operations.

3.	Inventories

Inventories as of August 31, 2006 and 2005 are as follows:

	2006	2005
	(Dollars in thousands)

Grain and oilseed	$511,413	$387,820
Energy	447,664	377,076
Feed and farm supplies	137,978	121,721
Processed grain and oilseed	32,198	26,195
Other	1,571	1,370

	$1,130,824	$914,182

As of August 31, 2006, the Company valued approximately 21% of inventories, primarily related to energy, using the lower of cost, determined on the LIFO method, or market (19% as of August 31, 2005). If the FIFO method of accounting for these inventories had been used, inventories would have been higher than the reported amount by $370.5 million and $305.4 million at August 31, 2006 and 2005, respectively. During 2005, energy inventory quantities were reduced, which resulted in liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2005 purchases. The effect of the liquidation decreased cost of goods sold by $15.8 million during 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Investments

Investments as of August 31, 2006 and 2005 are as follows:

	2006	2005
	(Dollars in thousands)

CF Industries Holdings, Inc.	$34,105	$36,105
Cooperatives:
Land O’Lakes, Inc.	38,929	32,874
Ag Processing Inc.	21,297	23,864
CoBank, ACB (CoBank)	11,956	11,041
Joint ventures:
United Country Brands, LLC (Agriliance LLC)	175,306	177,870
Ventura Foods, LLC	132,222	117,622
US BioEnergy Corporation	69,264
Cofina Financial, LLC	38,752	38,297
Horizon Milling, LLC	30,753	23,174
TEMCO, LLC	3,486	4,450
Other	68,183	55,673

	$624,253	$520,970

During the first quarter of fiscal 2005, CHS evaluated the carrying value of the investment in CF Industries, Inc. (CF), a domestic fertilizer manufacturer in which CHS held a minority interest. At that time, the Company’s carrying value of $153.0 million consisted primarily of noncash patronage refunds received from CF over the years. Based upon indicative values from potential strategic buyers for the business and through other analyses, the Company determined at that time that the carrying value of the CF investment should be reduced by $35.0 million ($32.1 million net of taxes), resulting in an impairment charge in the first quarter of fiscal 2005.

In February 2005, after reviewing indicative values from strategic buyers, the board of directors of CF determined that a greater value could be derived for the business through an initial public offering of stock in the company. The initial public offering was completed in August 2005. Prior to the initial public offering, CHS held an ownership interest of approximately 20% in CF. Through the initial public offering, CHS sold approximately 81% of its ownership interest for cash proceeds of $140.4 million. The book basis in the portion of the ownership interest sold through the initial public offering, after the $35.0 million impairment charge recognized in the first fiscal quarter Ag Business segment, was $95.8 million. As a result, the Company recognized a pretax gain of $44.6 million ($40.9 million net of taxes) on the sale of that ownership interest during the fourth quarter of 2005. This gain, net of the impairment loss of $35.0 million, resulted in a $9.6 million pretax gain ($8.8 million net of taxes) recognized during 2005.

CHS retains an ownership interest in CF Industries Holdings, Inc. (the post-initial public offering name) of approximately 3.9% or 2,150,396 shares, and accounts for this investment as an available for sale security. The market value of the shares on August 31, 2006 was $34.1 million, and accordingly, CHS has adjusted the carrying value to reflect market value. An unrealized gain of $11.9 million is included in accumulated other comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2006, CHS invested $70.0 million in US BioEnergy Corporation (US BioEnergy), an ethanol manufacturing company, representing an approximate 24% ownership on August 31, 2006. On September 1, 2006, CHS acquired additional shares of Class A Common Stock for an aggregate purchase price of $35.0 million. This brings the Company’s total investment in US BioEnergy to $105.0 million, representing 25.57% of the outstanding shares. The Company accounts for this investment using the equity method of accounting within the Processing segment. In August 2006, US BioEnergy filed a registration statement with the Securities and Exchange Commission to register shares of common stock for sale in an initial public offering, but it has not yet become effective.

As of August 31, 2006, the carrying value of our equity method investees, Agriliance LLC (Agriliance) and Ventura Foods, LLC, exceeds our share of their equity by $43.9 million, of which $4.3 million is being amortized with a remaining life of approximately six years. The remaining basis difference represents equity method goodwill.

The Company has a 50% interest in Ventura Foods, LLC, a joint venture entity, which produces and distributes vegetable oil-based products. The following provides summarized unaudited financial information for Ventura Foods, LLC balance sheets as of August 31, 2006 and 2005, and statements of operations for the twelve months ended August 31, 2006, 2005 and 2004:

	2006	2005
	(Dollars in thousands)

Current assets	$237,117	$198,576
Non-current assets	441,435	455,715
Current liabilities	141,080	146,035
Non-current liabilities	308,377	307,027

	2006	2005	2004
	(Dollars in thousands)

Net sales	$1,483,583	$1,413,426	$1,425,061
Gross profit	196,847	184,466	167,581
Net income	57,756	61,779	44,696

Agriliance is a wholesale and retail crop nutrients and crop protections products company and is owned and governed by United Country Brands, LLC (50%) and Land O’Lakes, Inc. (50%). United Country Brands, LLC, was initially owned and governed 50% by the Company and 50% by Farmland Industries, Inc. (Farmland), and was formed solely to hold a 50% interest in Agriliance. As of April 30, 2004, the Company had purchased all of Farmland’s remaining interest in Agriliance for $27.5 million in cash. The Company now owns 50% of the economic and governance interests in Agriliance, and continues to account for this investment using the equity method of accounting within the Ag Business segment.

The following provides summarized financial information for Agriliance balance sheets as of August 31, 2006 and 2005, and statements of operations for the years ended August 31, 2006, 2005 and 2004:

	2006	2005
	(Dollars in thousands)

Current assets	$1,261,874	$1,340,200
Non-current assets	166,365	148,611
Current liabilities	999,038	1,066,715
Non-current liabilities	132,071	119,794

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004
	(Dollars in thousands)

Net sales	$3,739,632	$3,735,125	$3,471,514
Earnings from operations	76,052	90,812	82,221
Net income	52,268	77,113	71,278

In August 2005, the Company contributed $19.6 million in cash (plus an additional $18.5 million in net assets, primarily loans) to Cofina Financial, LLC (Cofina), for a 49% equity interest. Cofina was formed by the Company and Cenex Finance Association to provide financing for agricultural cooperatives and businesses and to producers of agricultural products.

During the year ended August 31, 2004, NCRA exercised its right of first refusal to purchase a partial interest in a crude oil pipeline for $16.0 million, increasing their holding to 100%. NCRA subsequently sold a 50% interest in the same pipeline to another third party for proceeds of $25.0 million and recorded a pretax gain on the sale of $14.7 million.

Various agreements with other owners of investee companies and a majority-owned subsidiary set out parameters whereby CHS may buy and sell additional interests in those companies, upon the occurrence of certain events, at fair values determinable as set forth in the specific agreements.

5.	Property, Plant and Equipment

A summary of property, plant and equipment as of August 31, 2006 and 2005 is as follows:

	2006	2005
	(Dollars in thousands)

Land and land improvements	$67,299	$66,023
Buildings	439,559	420,851
Machinery and equipment	2,085,951	1,708,400
Office and other	75,836	76,320
Construction in progress	121,379	292,592

	2,790,024	2,564,186
Less accumulated depreciation and amortization	1,313,785	1,204,651

	$1,476,239	$1,359,535

In January 2002, the Company formed a limited liability company with Cargill, Incorporated, to engage in wheat flour milling and processing. The Company holds a 24% interest in the entity, which is known as Horizon Milling, LLC. The Company is leasing certain of its wheat milling facilities and related equipment to Horizon Milling, LLC under an operating lease agreement. The book value of the leased milling assets at August 31, 2006 and 2005, was $82.0 million and $87.9 million, respectively, net of accumulated depreciation of $48.4 million and $42.8 million, respectively.

For the years ended August 31, 2006, 2005 and 2004, the Company capitalized interest of $4.7 million, $6.8 million and $2.8 million, respectively, related to capitalized construction projects.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Discontinued Operations

In May 2005, CHS sold the majority of its Mexican foods business for proceeds of $38.3 million resulting in a loss on disposition of $6.2 million. During 2006, the Company sold or disposed of the remaining assets. The operating results of the Mexican Foods business are reported as discontinued operations.

Summarized results from discontinued operations for August 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	(Dollars in thousands)

Revenues		$43,556	$70,929
Cost of goods sold		49,919	65,047
Marketing, general and administrative*	$(1,168)	18,246	12,645
Interest, net	145	2,903	2,908
Income tax expense (benefit)	398	(10,702)	(3,762)

Income (loss) from discontinued operations	$625	$(16,810)	$(5,909)

*	2006 and 2005 include a $1.6 million gain and a $6.2 million loss on disposition, respectively.

7.	Other Assets

Other assets as of August 31, 2006 and 2005 are as follows:

	2006	2005
	(Dollars in thousands)

Goodwill	$3,904	$3,291

Customer lists, less accumulated amortization of $11,498 and $10,335, respectively	3,381	4,601

Non-compete covenants, less accumulated amortization of $1,678 and $2,445, respectively	1,531	1,317

Trademarks and other intangible assets, less accumulated amortization of $5,379 and $4,141, respectively	12,838	12,384

Prepaid pension and other benefits	192,180	200,600

Notes receivable	3,859	3,654

Other	5,781	4,093

	$223,474	$229,940

The increase in goodwill during 2006 was due to the consolidation of Provista which had $0.6 million of goodwill on its balance sheet.

Intangible assets amortization expenses for the years ended August 31, 2006, 2005 and 2004 were $4.9 million, $4.2 million and $3.8 million, respectively. The estimated amortization expense related to intangible assets subject to amortization for the next five years will approximate $2.4 million annually for the first year, $2.2 million for each of the next two years, and $1.8 million for each of the following two years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Notes Payable and Long-Term Debt

Notes payable and long-term debt as of August 31, 2006 and 2005 consisted of the following:

	Interest Rates at
	August 31, 2006	2006	2005
		(Dollars in thousands)

Notes payable(a)(i)	7.25% to 8.80%	$22,007	$61,147

Long-term debt:
Revolving term loans from cooperative and other banks, payable in installments through 2009, when the balance is due(b)(i)	6.30% to 13.00%	$110,477	$133,335
Private placement, payable in equal installments beginning in 2008 through 2013(c)(i)	6.81%	225,000	225,000
Private placement, payable in installments beginning in 2007 through 2018(d)(i)	4.96% to 5.60%	175,000	175,000
Private placement, payable in equal installments beginning in 2011 through 2015(e)(i)	5.25%	125,000	125,000
Private placement, payable in equal installments in 2005 through 2011(f)(i)	7.43% to 7.90%	57,143	68,571
Private placement, payable in its entirety in 2010(g)(i)	4.08%	15,000	15,000
Private placement, payable in its entirety in 2011(g)(i)	4.39%	15,000	15,000
Industrial revenue bonds, payable in its entirety in 2011	5.23%	3,925	3,925
Other notes and contracts(h)	1.89% to 12.17%	18,200	12,243

Total long-term debt		744,745	773,074
Less current portion		60,748	35,340

Long-term portion		$683,997	$737,734

	2006	2005

Weighted-average interest rates at August 31:
Short-term debt	7.58%	3.90%
Long-term debt	6.09%	6.15%

(a)	The Company finances its working capital needs through a short-term line of credit with a syndication of domestic and international banks. This revolving line of credit is a five-year $1.1 billion committed facility. On August 31, 2006, there was no amount outstanding on the facility. In addition to this short-term line of credit, the Company has a two-year committed credit facility dedicated to NCRA, with a syndication of banks in the amount of $15.0 million with no amount outstanding on August 31, 2006. The Company also has a committed revolving line of credit dedicated to Provista, through LaSalle Bank National Association, in the amount of $20.0 million, with $12.5 million outstanding on August 31, 2006. Other miscellaneous notes payable totaled $9.5 million on August 31, 2006. On August 31, 2005, there was $60.0 million outstanding on a 364-day revolving line of credit and $1.1 million of other miscellaneous notes payable.

(b)	The Company established a long-term credit agreement, which committed $200.0 million of long-term borrowing capacity to the Company through May 31, 1999, of which $164.0 million was drawn before the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expiration date of that commitment. On August 31, 2006, $98.4 million was outstanding. NCRA term loans of $6.0 million are collateralized by NCRA’s investment in CoBank.

(c)	In June 1998, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $225.0 million.

(d)	In October 2002, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $175.0 million.

(e)	In September 2004, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $125.0 million.

(f)	In January 2001, the Company entered into a note purchase and private shelf agreement with Prudential Insurance Company. A long-term note was issued for $25.0 million and a subsequent note for $55.0 million was issued in March 2001.

(g)	In March 2004, the Company entered into a note purchase and private shelf agreement with Prudential Capital Group. In April 2004, two long-term notes were issued for $15.0 million each.

(h)	Other notes and contracts payable of $8.9 million are collateralized by property, plant and equipment, with a cost of $16.9 million, less accumulated depreciation of $3.8 million on August 31, 2006.

(i)	The debt is unsecured, however restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios.

The fair value of long-term debt approximates book value as of August 31, 2006 and 2005.

The aggregate amount of long-term debt payable as of August 31, 2006 is as follows:

(Dollars in thousands)

2007	$60,748
2008	98,957
2009	117,734
2010	82,617
2011	111,609
Thereafter	273,080

$744,745

Interest, net for the years ended August 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
	(Dollars in thousands)

Interest expense	$50,562	$51,531	$48,717
Interest income	9,257	10,022	5,959

Interest, net	$41,305	$41,509	$42,758

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Income Taxes

The provision for income taxes for the years ended August 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
	(Dollars in thousands)

Continuing operations:
Current	$(28,973)	$4,034	$20,962
Deferred	81,100	34,200	7,900
Valuation allowance	(2,800)	(7,800)	600

Income taxes from continuing operations	49,327	30,434	29,462
Income taxes from discontinued operations	398	(10,702)	(3,762)

Income taxes	$49,725	$19,732	$25,700

The Company’s current tax provision is significantly impacted by the utilization of loss carryforwards and tax benefits passed to the Company from NCRA. The pass-through tax benefits are associated with refinery upgrades that enable NCRA to produce ultra low sulfur fuels as mandated by the Environmental Protection Agency.

The tax effect of temporary differences of deferred tax assets and liabilities as of August 31, 2006 and 2005 is as follows:

	2006	2005
	(Dollars in thousands)
Deferred tax assets:
Accrued expenses and valuation reserves	$76,582	$63,964
Postretirement health care and deferred compensation	49,652	42,248
Tax credits	16,763	1,936
Loss carryforward	25,027	37,931
Other	14,573	9,524

Total deferred tax assets	182,597	155,603

Deferred tax liabilities:
Pension, including minimum liability	52,715	53,094
Equity method investments	55,128	19,423
Property, plant and equipment	159,034	72,780
Other	12,960	7,785

Total deferred tax liabilities	279,837	153,082

Deferred tax assets valuation reserve	(571)	(3,392)

Net deferred tax liability	$(97,811)	$(871)

For the year ended August 31, 2004, NCRA decreased its valuation allowance by $5.0 million due to a reduction in NCRA’s deferred tax benefits. The Company recorded a $4.4 million valuation allowance to offset deferred tax benefits relating to a capital loss carryforward in that same period. During its August 31, 2006 fiscal year, the Company reduced its valuation allowance on that capital loss carryforward due to capital gains generated during the year.

As of August 31, 2006, net deferred taxes of $77.6 million and $175.4 million are included in current assets and other liabilities, respectively ($62.3 million and $63.1 million in current assets and other liabilities, respectively, as of August 31, 2005).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred taxes are comprised of basis differences related to investments, accrued liabilities and certain federal and state tax credits. NCRA files separate tax returns and, as such, these items must be assessed independent of the Company’s deferred tax assets when determining recoverability.

As of August 31, 2006, NCRA and the Company have net operating loss carryforwards of $46.1 million and $16.4 million, respectively, for tax purposes available to offset future taxable income. If not used, these carryforwards will expire in fiscal years beginning in 2023 through 2025.

The reconciliation of the statutory federal income tax rates to the effective tax rates for continuing operations for the years ended August 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	3.9	3.9	3.9
Patronage earnings	(27.4)	(26.9)	(24.8)
Export activities at rates other than the US statutory rate	(0.8)	(2.4)	(4.4)
Valuation allowance	(0.5)	(2.6)	0.2
Tax credits	(1.8)
Other	0.8	3.2	1.6

Effective tax rate	9.2%	10.2%	11.5%

10.	Equities

In accordance with the by-laws and by action of the Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year, and are based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates.

Annual net savings from sources other than patronage may be added to the unallocated capital reserve or, upon action by the Board of Directors, may be allocated to members in the form of nonpatronage equity certificates. Redemptions are at the discretion of the Board of Directors.

Effective September 1, 2004, redemptions of capital equity certificates approved by the Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities older than 10 years, and another for individual members who are eligible for equity redemptions at age 72 or upon death. Effective September 1, 2006, the 10-year aging factor on the retirement of equity on a pro-rata basis was eliminated for equity redemptions to be paid in fiscal year 2007. The amount that each non-individual member receives under the pro-rata program in any year will be determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the amount of patronage certificates eligible for redemption held by that member, and the denominator is the sum of the patronage certificates eligible for redemption held by all eligible non-individuals members. In addition to the annual pro-rata program, the Board of Directors has approved an additional $50.0 million of redemptions to be paid in fiscal year 2007, targeting older capital equity certificates. Approximately $40.2 million will be redeemed to active non-individual members and the balance to active individual members, of which the oldest outstanding capital equity certificates will be redeemed through the year 1989.

For the years ended August 31, 2006, 2005 and 2004, the Company redeemed in cash, equities in accordance with authorization from the Board of Directors in the amounts of $55.9 million, $23.7 million and $10.3 million, respectively. An additional $23.8 million, $20.0 million and $13.0 million of capital equity certificates were redeemed in fiscal years 2006, 2005 and 2004, respectively, by issuance of shares of the Company’s 8% Cumulative Redeemable Preferred Stock (Preferred Stock). The amount of equities redeemed with each share of Preferred Stock issued was $26.10, $27.58 and $27.10, which was the closing price per

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

share of the stock on the NASDAQ National Market on January 23, 2006, January 24, 2005 and March 2, 2004, respectively. On August 31, 2006, the Company had 5,864,238 shares of Preferred Stock outstanding with a total redemption value of approximately $146.6 million, excluding accumulated dividends. The Preferred Stock is redeemable at the Company’s option beginning in 2008.

The Company expects cash redemptions related to the year ended August 31, 2006, that will be distributed in fiscal year 2007, to be approximately $112.4 million. These expected distributions are classified as a current liability on the August 31, 2006 Consolidated Balance Sheet.

The Preferred Stock is listed on the NASDAQ National Market under the symbol CHSCP. The Preferred Stock accumulates dividends at a rate of 8% per year, and dividends are payable quarterly.

11.	Benefit Plans

The Company has various pension and other defined benefit and defined contribution plans, in which substantially all employees may participate. The Company also has non-qualified supplemental executive and board retirement plans.

Financial information on changes in benefit obligation and plan assets funded and balance sheets status as of August 31, 2006 and 2005 is as follows:

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits
	2006	2005	2006	2005	2006	2005
	(Dollars in thousands)
Change in benefit obligation:
Benefit obligation at beginning of period	$330,037	$300,436	$27,440	$20,998	$29,845	$28,327
Service cost	14,892	12,749	2,195	991	1,024	874
Interest cost	17,037	18,039	1,368	1,175	1,568	1,776
Plan amendments	430		345	61		(330)
Transfers			(5,049)			(222)
Actuarial (gain) loss	(8,813)	(3,031)	(885)	2,530	(552)	(1,136)
Special agreement			85	131
Assumption change	(6,614)	23,961	(1,333)	2,137	(1,124)	2,677
Benefits paid	(22,271)	(22,117)	(785)	(583)	(2,446)	(2,121)

Benefit obligation at end of period	$324,698	$330,037	$23,381	$27,440	$28,315	$29,845

Change in plan assets:
Fair value of plan assets at beginning of period	$331,727	$299,552
Actual income on plan assets	25,688	32,292
Company contributions	6,955	22,000	$785	$583	$2,446	$2,451
Participants contributions						(330)
Benefits paid	(22,271)	(22,117)	(785)	(583)	(2,446)	(2,121)

Fair value of plan assets at end of period	$342,099	$331,727	$—	$—	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits
	2006	2005	2006	2005	2006	2005
	(Dollars in thousands)
Funded status	$17,401	$1,690	$(23,381)	$(27,440)	$(28,315)	$(29,845)
Employer contributions after measurement date			328		205	220
Unrecognized actuarial loss (gain)	104,665	124,930	888	3,749	(1,181)	362
Unrecognized transition obligation					6,452	7,389
Unrecognized prior service cost	5,513	5,939	2,009	2,526	(1,362)	(1,669)
Special agreement			(85)	(131)

Prepaid benefit cost (accrued)	$127,579	$132,559	$(20,241)	$(21,296)	$(24,201)	$(23,543)

Amounts recognized on balance sheets consist of:
Other assets (accrued benefit liability)	$127,579	$132,559	$(21,396)	$(24,840)	$(24,201)	$(23,543)
Intangible assets			599	2,464
Accumulated other comprehensive loss			556	1,080

Net amounts recognized	$127,579	$132,559	$(20,241)	$(21,296)	$(24,201)	$(23,543)

For measurement purposes, an 8.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended August 31, 2006. The rate was assumed to decrease gradually to 5.0% for 2013 and remain at that level thereafter. Components of net periodic benefit costs for the years ended August 31, 2006, 2005 and 2004 are as follows:

	Qualified			Non-Qualified
	Pension Benefits			Pension Benefits			Other Benefits
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(Dollars in thousands)
Components of net periodic benefit cost:
Service cost	$14,892	$12,749	$11,548	$2,195	$991	$932	$1,024	$874	$754
Interest cost	17,037	18,039	17,203	1,368	1,175	1,032	1,568	1,776	1,758
Expected return on assets	(28,362)	(27,648)	(27,489)
Prior service cost amortization	855	792	843	516	519	863	(305)	(294)	(174)
Actuarial loss amortization	7,513	5,759	4,149	210	124	103	17	43	108
Transition amount amortization							936	936	936

Net periodic benefit cost	$11,935	$9,691	$6,254	$4,289	$2,809	$2,930	$3,240	$3,335	$3,382

Average assumptions:
Discount rate	6.05%	5.25%	6.40%	6.05%	5.25%	6.25%	6.05%	5.25%	6.40%
Expected return on plan assets	8.80%	9.00%	9.00%	N/A	N/A	N/A	N/A	N/A	N/A
Rate of compensation increase	4.50%	4.80%	4.30%	4.50%	4.50%	5.00%	4.50%	4.80%	4.30%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for non-qualified pension benefits with accumulated benefit obligations in excess of plan assets were as follows as of August 31, 2006 and 2005:

	Non-Qualified
	Pension Benefits
	2006	2005
	(Dollars in thousands)
Projected benefit obligation	$23,381	$27,440
Accumulated benefit obligation	21,491	24,693
Fair value of plan assets	—	—

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(Dollars in thousands)
Effect on total of service and interest cost components	$306	$(271)
Effect on postretirement benefit obligation	2,516	(2,262)

The Company provides defined life insurance and health care benefits for certain retired employees and board of directors’ participants. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.

The Company has other contributory defined contribution plans covering substantially all employees. Total contributions by the Company to these plans were $9.7 million, $9.5 million and $8.6 million, for the years ended August 31, 2006, 2005 and 2004, respectively.

The Company contributed $7.0 million to qualified pension plans in fiscal year 2006. Because the plans are fully funded, the Company does not expect to contribute to the pension plans in fiscal year 2007. The Company expects to pay $2.3 million to participants of the non-qualified pension and postretirement benefit plans during 2007.

The Company’s retiree benefit payments which reflect expected future service are anticipated to be paid as follows:

			Other Benefits
	Qualified	Non-Qualified		Part D
	Pension Benefits	Pension Benefits	Gross	Reimbursement
	(Dollars in thousands)
2007	$25,389	$636	$1,684	$200
2008	24,999	674	1,871	200
2009	26,249	689	2,039	200
2010	29,965	714	2,330	200
2011	27,445	673	2,657	200
2012-2016	168,955	4,447	16,345	900

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has trusts that hold the assets for the defined benefit plans. The Company and NCRA have qualified plan committees that set investment guidelines with the assistance of external consultants. Investment objectives for the Company’s plan assets are to:

•	optimize the long-term returns on plan assets at an acceptable level of risk, and

•	maintain broad diversification across asset classes and among investment managers, and

•	focus on long-term return objectives.

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption. The Company generally uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption, when deemed necessary, based upon revised expectations of future investment performance of the overall investment markets.

The discount rate reflects the rate at which the associated benefits could be effectively settled as of the measurement date. In estimating this rate, the Company looks at rates of return on fixed-income investments of similar duration to the liabilities in the plans that receive high, investment grade ratings by recognized ratings agencies.

The investment portfolio contains a diversified portfolio of investment categories, including domestic and international equities, fixed income securities and real estate. Securities are also diversified in terms of domestic and international securities, short and long-term securities, growth and value equities, large and small cap stocks, as well as active and passive management styles.

The committees believe that with prudent risk tolerance and asset diversification, the plan should be able to meet its pension obligations in the future.

The Company’s pension plans’ average asset allocations by asset categories are as follows:

	2006	2005
Cash	0.0%	1.7%
Debt	31.3	27.8
Equities	63.7	64.5
Real estate	3.8	4.0
Other	1.2	2.0

Total	100.0%	100.0%

12.	Segment Reporting

The Company aligned its business segments based on an assessment of how its businesses operate and the products and services it sells. As a result of this assessment, the Company has three chief operating officers to lead its three business segments; Energy, Ag Business and Processing.

The Energy segment derives its revenues through refining, wholesaling, marketing and retailing of petroleum products. The Ag Business segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals, through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in the Company’s agronomy joint ventures, grain export joint ventures and other investments. The Processing segment derives its revenues from the sales of soybean meal and soybean refined oil, and records equity income from two wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture, and an ethanol manufacturing company. The Company includes other business operations in Corporate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and Other because of the nature of their products and services, as well as the relative revenue size of those businesses. These businesses primarily include the Company’s insurance, hedging and other service activities related to crop production.

Reconciling Amounts represent the elimination of revenues between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual business segments.

The Company assigns certain corporate general and administrative expenses to its business segments based on use of such services and allocates other services based on factors or considerations relevant to the costs incurred.

Expenses that are incurred at the corporate level for the purpose of the general operation of the Company are allocated to the segments based upon factors which management considers to be non-symmetrical. Due to efficiencies in scale, cost allocations, and intersegment activity, management does not represent that these segments, if operated independently, would report the income before income taxes and other financial information as presented.

Segment information for the years ended August 31, 2006, 2005 and 2004 is as follows:

				Corporate	Reconciling
	Energy	Ag Business	Processing	and Other	Amounts	Total
	(Dollars in thousands)
For the year ended August 31, 2006:
Revenues	$7,414,361	$6,575,165	$614,471	$33,175	$(253,337)	$14,383,835
Cost of goods sold	6,834,676	6,401,527	588,732	(1,091)	(253,337)	13,570,507

Gross profit	579,685	173,638	25,739	34,266	—	813,328
Marketing, general and administrative	82,867	99,777	21,645	26,949		231,238

Operating earnings	496,818	73,861	4,094	7,317	—	582,090
Interest, net	6,534	23,559	11,096	116		41,305
Equity income from investments	(3,840)	(40,902)	(35,504)	(3,942)		(84,188)
Minority interests	86,483	(509)				85,974

Income from continuing operations before income taxes	$407,641	$91,713	$28,502	$11,143	$—	$538,999

Intersegment sales	$(242,430)	$(8,779)	$(368)	$(1,760)	$253,337	$—

Goodwill	$3,654	$250				$3,904

Capital expenditures	$175,231	$44,542	$13,313	$1,906		$234,992

Depreciation and amortization	$75,581	$31,471	$14,049	$5,676		$126,777

Total identifiable assets at August 31, 2006	$2,164,217	$1,806,243	$518,186	$453,937		$4,942,583

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Corporate	Reconciling
	Energy	Ag Business	Processing	and Other	Amounts	Total
	(Dollars in thousands)
For the year ended August 31, 2005:
Revenues	$5,794,266	$5,670,644	$613,766	$30,672	$(182,386)	$11,926,962
Cost of goods sold	5,487,813	5,541,282	604,198	(1,049)	(182,386)	11,449,858

Gross profit	306,453	129,362	9,568	31,721	—	477,104
Marketing, general and administrative	69,951	83,600	20,750	25,053		199,354

Operating earnings (losses)	236,502	45,762	(11,182)	6,668	—	277,750
Gain on sale of investments	(862)	(11,358)	(457)	(336)		(13,013)
Interest, net	8,918	20,535	12,287	(231)		41,509
Equity income from investments	(3,478)	(55,473)	(36,202)	(589)		(95,742)
Minority interests	46,741	(41)		1,036		47,736

Income from continuing operations before income taxes	$185,183	$92,099	$13,190	$6,788	$—	$297,260

Intersegment sales	$(170,642)	$(9,640)	$(502)	$(1,602)	$182,386	$—

Goodwill	$3,041	$250				$3,291

Capital expenditures	$205,484	$27,600	$4,751	$19,635		$257,470

Depreciation and amortization	$59,847	$30,748	$13,868	$5,869		$110,332

Total identifiable assets at August 31, 2005	$2,238,614	$1,604,571	$420,373	$463,379		$4,726,937

For the year ended August 31, 2004:
Revenues	$4,038,561	$6,306,530	$734,944	$31,466	$(142,420)	$10,969,081
Cost of goods sold	3,780,726	6,187,082	703,129	(802)	(142,420)	10,527,715

Gross profit	257,835	119,448	31,815	32,268	—	441,366
Marketing, general and administrative	72,876	85,479	20,323	23,777		202,455

Operating earnings	184,959	33,969	11,492	8,491	—	238,911
Gain on sale of investments	(14,666)					(14,666)
Gain on legal settlements		(692)				(692)
Interest, net	12,090	18,932	12,392	(656)		42,758
Equity income from investments	(1,399)	(47,488)	(29,966)	(169)		(79,022)
Minority interests	32,507	(24)		1,347		33,830

Income from continuing operations before income taxes	$156,427	$63,241	$29,066	$7,969	$—	$256,703

Intersegment sales	$(121,199)	$(18,372)	$(1,363)	$(1,486)	$142,420	$—

Capital expenditures	$187,937	$35,240	$8,757	$13,214		$245,148

Depreciation and amortization	$57,195	$30,887	$13,536	$6,781		$108,399

During the year ended August 31, 2004, the Company received cash proceeds and recorded gains of $0.7 million, related to legal settlements from several vitamin product suppliers against whom the Company alleged certain price-fixing claims.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Commitments and Contingencies

Environmental

The Company is required to comply with various environmental laws and regulations incidental to its normal business operations. In order to meet its compliance requirements, the Company establishes reserves for the probable future costs of remediation of identified issues, which are included in cost of goods sold and marketing, general and administrative expenses in the Consolidated Statements of Operations. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

In connection with certain refinery upgrades and enhancements now complete, in order to comply with existing environmental regulations, the Company incurred capital expenditures from fiscal year 2003 through 2006 totaling $88.1 million for the Company’s Laurel, Mont. refinery and $328.7 million for NCRA’s McPherson, Kan. refinery.

Other Litigation and Claims

The Company is involved as a defendant in various lawsuits, claims and disputes, which are in the normal course of the Company’s business. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

Grain Storage

As of August 31, 2006 and 2005, the Company stored grain and processed grain products for third parties totaling $199.2 million and $170.4 million, respectively. Such stored commodities and products are not the property of the Company and therefore are not included in the Company’s inventories.

Guarantees

The Company is a guarantor for lines of credit for related companies. The Company’s bank covenants allow maximum guarantees of $150.0 million, of which $50.1 million was outstanding as of August 31, 2006. In addition, the Company’s bank covenants allow for guarantees dedicated solely for NCRA in the amount of $125.0 million.

In the past, the Company made seasonal and term loans to member cooperatives, and its wholly-owned subsidiary, Fin-Ag, Inc., made loans for agricultural purposes to individual producers. Some of these loans were sold to CoBank, and the Company guaranteed a portion of the loans sold, some of which are still outstanding. Currently these loans are made by Cofina. The Company may, at its own discretion, choose to guarantee certain loans made by Cofina. In addition, the Company also guarantees certain debt and obligations under contracts for its subsidiaries and members.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s obligations pursuant to its guarantees as of August 31, 2006 are as follows:

	Guarantee/	Exposure on
	Maximum	August 31,	Nature of		Triggering	Recourse	Assets Held
Entities	Exposure	2006	Guarantee	Expiration Date	Event	Provisions	as Collateral
	(Dollars in thousands)

The Company’s financial services cooperative loans sold to CoBank	*	$91	10% of the obligations of borrowers (agricultural cooperatives) under credit agreements for loans sold	None stated, but may be terminated by either party upon 60 days prior notice in regard to future obligations	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure

Provista Renewable Fuels Marketing, LLC	$20,000	12,523	Obligations by Provista under credit agreement	None stated	Credit agreement default	Subrogation against Provista	None

Horizon Milling, LLC	$5,000	—	Indemnification and reimbursement of 24% of damages related to Horizon Milling, LLC’s performance under a flour sales agreement	None stated, but may be terminated by any party upon 90 days prior notice in regard to future obligations	Nonperformance under flour sale agreement	Subrogation against Horizon Milling, LLC	None

TEMCO, LLC	$25,000	4,500	Obligations by TEMCO, LLC under credit agreement	None stated	Credit agreement default	Subrogation against TEMCO, LLC	None

TEMCO, LLC	$1,000	729	Obligations by TEMCO, LLC under counterparty agreement	None stated, but may be terminated upon 5 days prior notice in regard to future obligations	Nonpayment	Subrogation against TEMCO, LLC	None

Third parties	*	1,000	Surety for, or indemnification of surety for sales contracts between affiliates and sellers of grain under deferred payment contracts	Annual renewal on December 1 in regard to surety for one third party, otherwise none stated and may be terminated by the Company at any time in regard to future obligations	Nonpayment	Subrogation against affiliates	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure

Cofina Financial, LLC	$30,834	27,361	Loans to our customers that are originated by Cofina and then sold to ProPartners, which is an affiliate of CoBank	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure

Cofina Financial, LLC	$10,600	3,900	Loans made by Cofina to our customers	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure

		$50,104

*	The Company’s bank covenants allow for guarantees of up to $150 million, but the Company is under no obligation to extend these guarantees. The maximum exposure on any given date is equal to the actual guarantees extended as of that date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Lease Commitments

The Company leases approximately 2,100 rail cars with remaining lease terms of one to 10 years. In addition, the Company has commitments under other operating leases for various refinery, manufacturing and transportation equipment, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the leases term.

Total rental expense for all operating leases, net of rail car mileage credits received from railroad and sublease income, was $38.5 million, $31.0 million and $35.3 million for the years ended August 31, 2006, 2005 and 2004, respectively. Mileage credits and sublease income totaled $3.2 million, $8.6 million and $7.2 million for the years ended August 31, 2006, 2005 and 2004, respectively.

Minimum future lease payments, required under noncancellable operating leases as of August 31, 2006 are as follows:

	Rail		Equipment
	Cars	Vehicles	and Other	Total
	(Dollars in thousands)

2007	$12,667	$16,337	$2,550	$31,554
2008	12,408	13,409	1,803	27,620
2009	6,500	10,235	1,457	18,192
2010	5,726	7,913	1,273	14,912
2011	4,911	2,673	1,173	8,757
Thereafter	7,350	651	862	8,863

Total minimum future lease payments	$49,562	$51,218	$9,118	$109,898

14.	Supplemental Cash Flow and Other Information

Additional information concerning supplemental disclosures of cash flow activities for the years ended August 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
	(Dollars in thousands)
Net cash paid (received) during the period for:
Interest	$54,228	$57,569	$52,004
Income taxes	(23,724)	(8,804)	27,997
Other significant noncash investing and financing transactions:
Capital equity certificates exchanged for preferred stock	23,824	19,996	12,990
Capital equity certificates issued in exchange for elevator properties	11,064	1,375	13,355
Accrual of dividends and equities payable	(249,774)	(132,406)	(83,569)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Related Party Transactions

Related party transactions with equity and cooperative investees as of August 31, 2006 and 2005 are as follows:

	2006	2005
	(Dollars in thousands)
Sales	$1,475,478	$1,066,604
Purchases	468,286	642,840
Receivables	27,208	37,713
Payables	50,105	25,576

These related party transactions were primarily with TEMCO, LLC, CF Industries, Inc., Agriliance LLC, Horizon Milling, LLC, United Harvest, LLC, US BioEnergy Corporation and Ventura Foods, LLC.

16.	Comprehensive Income

The components of comprehensive income, net of taxes, for the years ended August 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	(Dollars in thousands)
Net income	$490,297	$250,016	$221,332
Additional minimum pension liability, net of tax expense of $282, $1,854 and $5,432 in 2006, 2005 and 2004, respectively	444	2,822	10,016
Unrealized net gains on available for sale investments, net of tax expense of $1,138, $5,147 and $340 in 2006, 2005 and 2004, respectively	1,787	8,085	698
Interest rate hedges, net of tax expense of $826, $279 and $226 in 2006, 2005 and 2004, respectively	1,298	439	356
Energy derivative instruments qualified for hedge accounting, net of tax expense of $1,787 in 2006	2,806
Foreign currency translation adjustment, net of tax expense of $1,142, $484 and $57 in 2006, 2005 and 2004, respectively	1,796	760	108

Comprehensive income	$498,428	$262,122	$232,510

The components of accumulated other comprehensive income, net of taxes, as of August 31, 2006 and 2005 are as follows:

	2006	2005
	(Dollars in thousands)
Additional minimum pension liability, net of tax benefit of $423 and $705 in 2006 and 2005, respectively	$(664)	$(1,108)
Unrealized net gains on available for sale investments, net of tax expense of $6,625 and $5,487 in 2006 and 2005, respectively	10,406	8,619
Interest rate hedges, net of tax benefit of $1,332 and $2,159 in 2006 and 2005, respectively	(2,092)	(3,390)
Energy derivative instruments qualified for hedge accounting, net of tax expense of $1,787 in 2006	2,806
Foreign currency translation adjustment, net of tax expense of $1,683 and $541 in 2006 and 2005, respectively	2,646	850

Accumulated other comprehensive income	$13,102	$4,971

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Restatement

The Consolidated Statements of Cash Flows for the years ended August 31, 2005 and 2004 have been restated to correct an error in the classification of the Company’s cash flows received from its interest in joint ventures and distributions made to minority owners. The Company has determined that a portion of the cash flows from its joint ventures should have been considered a return on its investment and classified as an operating activity as distributions from equity investments, instead of as an investing activity. Additionally, the Company had previously reported distributions to minority owners as investing activities when they should be classified as financing activities.

The restatements do not have an impact on the Company’s Consolidated Statements of Operations, Consolidated Statements of Shareholders’ Equities and Comprehensive Income, or total change in cash and cash equivalents on the Consolidated Statements of Cash Flows for the years ended August 31, 2005 and 2004. In addition, they did not have an impact on the Consolidated Balance Sheets as of August 31, 2005 and 2004.

Summarized results of previously reported and restated Consolidated Statements of Cash Flows for the years ended August 31, 2005 and 2004 are as follows:

	2005		2004
	As		As
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated
	(Dollars in thousands)
Cash flows from operating activities:
Distributions from equity investments		$64,869		$58,702
Net cash provided by operating activities	$209,188	276,531	$333,289	394,345
Cash flows from investing activities:
Equity investments redeemed	74,231		65,158
Investments redeemed	4,152	13,514	9,481	15,937
Distributions to minority owners	(29,925)		(15,908)
Net cash used in investing activities	(56,958)	(91,902)	(181,284)	(224,078)
Cash flows from financing activities:
Distributions to minority owners		(29,925)		(15,908)
Net cash used in financing activities	(47,703)	(80,102)	(183,763)	(202,025)
Net increase (decrease) in cash and cash equivalents	104,527	104,527	(31,758)	(31,758)

Cash and cash equivalents at beginning of period	136,491	136,491	168,249	168,249

Cash and cash equivalents at end of period	$241,018	$241,018	$136,491	$136,491

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members and Patrons of CHS Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equities and comprehensive income and of cash flows present fairly, in all material respects, the financial position of CHS Inc. and subsidiaries at August 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 17 to the consolidated financial statements, the Company has restated its 2005 and 2004 consolidated financial statements.

November 9, 2006
Minneapolis, Minnesota

CHS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	November 30,	August 31,	November 30,
	2006	2006	2005
	(Dollars in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$112,232	$112,525	$244,756
Receivables	1,141,811	1,076,602	938,148
Inventories	1,180,498	1,130,824	1,006,853
Other current assets	600,990	298,666	297,846

Total current assets	3,035,531	2,618,617	2,487,603
Investments	713,382	624,253	561,869
Property, plant and equipment	1,525,028	1,476,239	1,395,180
Other assets	237,553	223,474	224,745

Total assets	$5,511,494	$4,942,583	$4,669,397

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$291,422	$22,007	$21,147
Current portion of long-term debt	61,443	60,748	36,942
Customer credit balances	75,907	66,468	70,964
Customer advance payments	118,319	82,362	103,087
Checks and drafts outstanding	77,558	57,083	61,004
Accounts payable	917,719	904,143	902,808
Accrued expenses	410,433	347,078	303,889
Dividends and equities payable	254,539	249,774	203,521

Total current liabilities	2,207,340	1,789,663	1,703,362
Long-term debt	665,756	683,997	729,356
Other liabilities	355,452	310,157	239,416
Minority interests in subsidiaries	156,870	141,375	160,813
Commitments and contingencies
Equities	2,126,076	2,017,391	1,836,450

Total liabilities and equities	$5,511,494	$4,942,583	$4,669,397

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended
	November 30,
	2006	2005
	(Dollars in thousands)

Revenues	$3,751,070	$3,453,513
Cost of goods sold	3,528,794	3,199,068

Gross profit	222,276	254,445
Marketing, general and administrative	52,102	49,626

Operating earnings	170,174	204,819
Gain on sale of investment	(5,348)
Interest, net	7,688	7,331
Equity income from investments	(4,531)	(9,177)
Minority interests	18,912	32,161

Income from continuing operations before income taxes	153,453	174,504
Income taxes	17,171	20,478

Income from continuing operations	136,282	154,026
Income on discontinued operations, net of taxes		(208)

Net income	$136,282	$154,234

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended
	November 30,
	2006	2005
		(as restated)
	(Dollars in thousands)

Cash flows from operating activities:
Net income	$136,282	$154,234
Depreciation and amortization	34,201	27,984
Income from equity investments	(4,531)	(9,177)
Distributions from equity investments	15,272	3,532
Minority interests	18,912	32,161
Noncash patronage dividends received	(321)	(251)
(Gain) loss on sale of property, plant and equipment	(302)	294
Gain on sale of investment	(5,348)
Deferred taxes	17,171	37,512
Other, net	375	228
Changes in operating assets and liabilities:
Receivables	(39,841)	151,493
Inventories	(45,118)	(90,281)
Other current assets and other assets	(300,523)	57,168
Customer credit balances	9,439	(20,938)
Customer advance payments	35,932	(23,813)
Accounts payable and accrued expenses	82,329	(141,678)
Other liabilities	11,458	(14,782)

Net cash (used in) provided by operating activities	(34,613)	163,686

Cash flows from investing activities:
Acquisition of property, plant and equipment	(80,192)	(64,524)
Proceeds from disposition of property, plant and equipment	1,415	5,431
Investments	(77,420)	(37,015)
Investments redeemed	1,376	1,175
Proceeds from sale of investment	10,918
Changes in notes receivable	(32,546)	8,826
Other investing activities, net	(3,097)	(45)

Net cash used in investing activities	(179,546)	(86,152)

Cash flows from financing activities:
Changes in notes payable	269,415	(40,000)
Principal payments on long-term debt	(17,641)	(6,776)
Changes in checks and drafts outstanding	20,475	(6,582)
Distribution to minority owners	(8,313)	(11,677)
Costs incurred — capital equity certificates redeemed	(4)
Preferred stock dividends paid	(2,932)	(2,476)
Retirements of equities	(47,134)	(6,285)

Net cash provided by (used in) financing activities	213,866	(73,796)

Net (decrease) increase in cash and cash equivalents	(293)	3,738
Cash and cash equivalents at beginning of period	112,525	241,018

Cash and cash equivalents at end of period	$112,232	$244,756

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in thousands)

Note 1.	Accounting Policies

The unaudited consolidated balance sheets as of November 30, 2006 and 2005, and the statements of operations and cash flows for the three months ended November 30, 2006 and 2005 reflect, in the opinion of our management, all normal recurring adjustments necessary for a fair statement of the financial position and results of operations and cash flows for the interim periods presented. The results of operations and cash flows for interim periods are not necessarily indicative of results for a full fiscal year because of, among other things, the seasonal nature of our businesses. The consolidated balance sheet data as of August 31, 2006 has been derived from our audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The consolidated financial statements include our accounts and the accounts of all of our wholly-owned and majority-owned subsidiaries and limited liability companies. The effects of all significant intercompany accounts and transactions have been eliminated.

These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended August 31, 2006, included in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission.

Goodwill and Other Intangible Assets

Goodwill was $3.9 million, $3.9 million and $3.3 million on November 30, 2006, August 31, 2006 and November 30, 2005, respectively, and is included in other assets in the consolidated balance sheets. The increase in goodwill during fiscal 2006 was due to the consolidation of Provista Renewable Fuels Marketing, LLC, included in our Energy segment, which had $0.6 million of goodwill on its balance sheet.

Intangible assets subject to amortization primarily include trademarks, customer lists and agreements not to compete, and are amortized over the number of years that approximate their respective useful lives (ranging from 3 to 15 years). The gross carrying amount of these intangible assets was $29.2 million with total accumulated amortization of $9.4 million as of November 30, 2006. Intangible assets of $2.7 million were acquired during the three months ended November 30, 2006. Total amortization expense for intangible assets during the three-month periods ended November 30, 2006 and 2005, was $0.7 million and $0.6 million, respectively. The estimated annual amortization expense related to intangible assets subject to amortization for the next five years will approximate $2.4 million annually for the first three years, $2.2 million for the fourth year and $1.8 million for the following year.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We are currently evaluating the impact that this standard will have on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158). SFAS No. 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

that arise during the period but are not recognized as components of net periodic benefit cost. SFAS No. 158 also requires additional disclosures in the notes to financial statements. SFAS No. 158 is effective as of the end of fiscal years ending after December 15, 2006. We are currently assessing the impact of SFAS No. 158 on our consolidated financial statements.

Based on the funded status of our defined benefit pension and postretirement medical plans as of the most recent measurement dates, we would be required to increase our net liabilities for pension and postretirement medical benefits upon adoption of SFAS No. 158, which would result in a decrease to owners equity in our Consolidated Balance Sheet. The ultimate amounts recorded are highly dependent on a number of assumptions, including the discount rates in effect in 2007, the actual rate of return on pension assets for 2007 and the tax effects of the adjustment. Changes in these assumptions since our last measurement date could increase or decrease the expected impact of implementing SFAS No. 158 in our consolidated financial statements at August 31, 2007.

In September 2006, the FASB issued FASB Staff Position (FSP) AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, addressing the accounting for planned major maintenance activities which includes refinery turnarounds. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods but allows the alternative deferral method. The FSP shall be applied to the first fiscal year beginning after December 15, 2006. We are currently using the accrue-in-advance method of accounting, and are in the process of assessing the impact this FSP will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value in generally accepted accounting principles, and expanding disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the effect that the adoption of SFAS No. 157 will have on our consolidated results of operations and financial condition.

Reclassifications

Certain reclassifications have been made to prior period’s amounts to conform to current period classifications. These reclassifications had no effect on previously reported net income, equities or total cash flows.

Note 2.	Receivables

	November 30,	August 31,	November 30,
	2006	2006	2005

Trade	$1,101,845	$1,056,514	$923,090
Other	95,215	73,986	77,117

	1,197,060	1,130,500	1,000,207
Less allowances for doubtful accounts	55,249	53,898	62,059

	$1,141,811	$1,076,602	$938,148

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 3.	Inventories

	November 30,	August 31,	November 30,
	2006	2006	2005

Grain and oilseed	$619,913	$511,413	$460,182
Energy	378,260	447,664	372,050
Feed and farm supplies	146,516	137,978	146,347
Processed grain and oilseed	34,128	32,198	26,754
Other	1,681	1,571	1,520

	$1,180,498	$1,130,824	$1,006,853

Note 4.	Derivative Assets and Liabilities

Included in other current assets on November 30, 2006, August 31, 2006 and November 30, 2005 are derivative assets of $252.3 million, $74.3 million and $72.7 million, respectively. Included in accrued expenses on November 30, 2006, August 31, 2006 and November 30, 2005 are derivative liabilities of $174.7 million, $97.8 million and $80.8 million, respectively.

Note 5.	Investments

US BioEnergy Corporation (US BioEnergy), is an ethanol production company which currently has two ethanol plants in operation, one in Woodbury, Michigan and the other in Central City, Nebraska. In addition, there are three ethanol plants under construction in Albert City, Iowa, Ord, Nebraska and Hankinson, North Dakota and an expansion project in progress at the plant in Central City, Nebraska. US BioEnergy has also announced plans to build additional ethanol plants in the Midwest.

During the three months ended November 30, 2006, we made an additional investment of $35.0 million in US BioEnergy, bringing our total cash investments for Class A Common Stock in the company to $105.0 million. Prior investments in US BioEnergy included an investment of $35.0 million during the three months ended November 30, 2005 and another investment of $35.0 million during the three months ended May 31, 2006. In August 2006, US BioEnergy filed a registration statement with the Securities and Exchange Commission to register shares of common stock for sale in an initial public offering, and in December 2006, US BioEnergy went public, bringing our current ownership in the company to approximately 22%. Based upon the per share price of $14.00 at the initial public offering in December 2006, our investment had a market value of approximately $201 million. We are recognizing earnings of US BioEnergy to the extent of our ownership interest using the equity method of accounting.

During the three months ended November 30, 2006, we made investments in two new ventures. We invested $22.2 million for an equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., which is owned jointly (50/50) with Multigrain Comercio, an agricultural commodities business headquartered in Sao Paulo, Brazil, and is included in our Ag Business segment. This venture which includes grain storage and export facilities, builds on our South American soybean origination, and helps meet customer needs year-round.

We have also invested $15.6 million in a new Horizon Milling venture (24% CHS ownership), included in our Processing segment, during the three months ended November 30, 2006, that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, which includes three flour milling operations and two dry baking mixing facilities in Canada.

During the three months ended November 30, 2006, we sold 540,000 shares of our CF Industries Holdings, Inc. (CF) stock, included in our Ag Business segment, for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing our ownership interest in CF to approximately 2.9%.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Agriliance LLC (Agriliance), an investment included in our Ag Business segment, is a wholesale and retail crop nutrients and crop protections products company that is owned and governed 50% by us through United Country Brands, LLC (100% owned subsidiary) and 50% by Land O’Lakes, Inc. We also own a 50% interest in Ventura Foods, LLC, (Ventura Foods), a joint venture which produces and distributes vegetable oil-based products, and is included in our Processing segment.

As of November 30, 2006, the carrying value of our equity method investees, Agriliance and Ventura Foods, exceeds our share of their equity by $43.7 million. Of this basis difference, $4.1 million is being amortized over the remaining life of the corresponding assets, which is approximately six years. The balance of the basis difference represents equity method goodwill.

The following provides summarized unaudited financial information for our unconsolidated significant equity investments in Ventura Foods and Agriliance, for the balance sheets as of November 30, 2006, August 31, 2006 and November 30, 2005 and statements of operations for the three-month periods as indicated below.

Ventura Foods, LLC

	For the Three Months Ended
	November 30,
	2006	2005

Net sales	$398,133	$387,361
Gross profit	55,464	51,678
Net income	22,007	16,673

	November 30,	August 31,	November 30,
	2006	2006	2005

Current assets	$267,583	$237,117	$235,582
Non-current assets	440,261	441,435	452,703
Current liabilities	166,172	141,080	164,110
Non-current liabilities	308,172	308,377	306,274

Agriliance LLC

	For the Three Months Ended
	November 30,
	2006	2005

Net sales	$669,993	$692,461
Gross profit	45,623	57,565
Net loss	(31,389)	(15,708)

	November 30,	August 31,	November 30,
	2006	2006	2005

Current assets	$1,485,243	$1,261,874	$1,557,983
Non-current assets	165,704	166,365	152,601
Current liabilities	1,253,078	999,038	1,305,025
Non-current liabilities	132,128	132,071	118,964

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 6.	Discontinued Operations

In our fiscal year 2005, we sold the majority of our Mexican foods business, and in our fiscal year 2006, we sold the remaining assets. The operating results of the Mexican Foods business are reported as discontinued operations for three months ended November 30, 2005, and the summarized results are as follows:

For the Three Months Ended
November 30, 2005

Marketing, general and administrative *	$(499)
Interest, net	158
Income tax expense	133

Income from discontinued operations	$(208)

*	Includes a gain of $0.8 million on the sale of a facility.

Note 7.	Interest, net

Interest, net for the three months ended November 30, 2006 and 2005 is as follows:

	For the Three Months Ended
	November 30,
	2006	2005
	(Dollars in thousands)

Interest expense	$11,283	$11,674
Interest income	3,595	4,343

Interest, net	$7,688	$7,331

Note 8.	Equities

Changes in equity for the three-month periods ended November 30, 2006 and 2005 are as follows:

	Fiscal	Fiscal
	2007	2006

Balances, September 1, 2006 and 2005	$2,017,391	$1,757,897
Net income	136,282	154,234
Other comprehensive income	26,259	2,246
Equities retired	(47,134)	(6,285)
Equity retirements accrued	47,134	6,285
Equities issued in exchange for elevator properties	864	1,847
Preferred stock dividends	(2,932)	(2,476)
Preferred stock dividends accrued	1,955	1,650
Accrued dividends and equities payable	(53,855)	(79,050)
Other, net	112	102

Balances, November 30, 2006 and 2005	$2,126,076	$1,836,450

Note 9.	Comprehensive Income

Total comprehensive income primarily consists of net income, unrealized net gains or losses on available for sale investments and energy derivatives, and the effects of minimum pension liability adjustments. For the three months ended November 30, 2006 and 2005, total comprehensive income amounted to $162.5 million

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

and $156.5 million, respectively. Accumulated other comprehensive income on November 30, 2006, August 31, 2006 and November 30, 2005 was $39.4 million, $13.1 million and $7.2 million, respectively. The change in accumulated other comprehensive income during the three months ended November 30, 2006, consisted primarily of gains on available for sale investments and energy derivatives.

Note 10.	Employee Benefit Plans

Employee benefit information for the three months ended November 30, 2006 and 2005 is as follows:

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits
	2006	2005	2006	2005	2006	2005

Components of net periodic benefit cost for the three months ended November 30:
Service cost	$3,624	$3,723	$254	$548	$256	$256
Interest cost	4,817	4,259	360	342	416	392
Return on plan assets	(7,211)	(7,091)
Prior service cost amortization	211	214	125	129	(128)	(76)
Actuarial loss amortization	1,502	1,878	16	53	(14)	4
Transition amount amortization					234	234

Net periodic benefit cost	$2,943	$2,983	$755	$1,072	$764	$810

Employer Contributions:

During the three months ended November 30, 2006, National Cooperative Refinery Association (NCRA), of which we own approximately 74.5%, contributed $2.9 million to its pension plan.

Note 11.	Segment Reporting

We aligned our business segments based on an assessment of how our businesses operate and the products and services they sell. Our three business segments: Energy, Ag Business and Processing, create vertical integration to link producers with consumers. Corporate and Other primarily represents our business solutions operations, which consists of commodities hedging, insurance and financial services related to crop production. Our Energy segment produces and provides for the wholesale distribution of petroleum products and transports many of those products. Our Ag Business segment purchases and resells grains and oilseeds originated by our country operations business, by our member cooperatives and by third parties, and also serves as wholesaler and retailer of crop inputs. Our Processing segment converts grains and oilseeds into value-added products.

Corporate administrative expenses are allocated to all three business segments, and Corporate and Other, based on either direct usage for services that can be tracked, such as information technology and legal, and other factors or considerations relevant to the costs incurred.

Expenses that are incurred at the corporate level for the purpose of the general operation of the Company are allocated to the segments based upon factors which management considers to be non-symmetrical. Due to efficiencies in scale, cost allocations and intersegment activity, management does not represent that these segments, if operated independently, would report the income before income taxes and other financial information as presented.

Many of our business activities are highly seasonal and operating results will vary throughout the year. Overall, our income is generally lowest during the second fiscal quarter and highest during the third fiscal quarter. Our business segments are subject to varying seasonal fluctuations. For example in our Ag Business

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

segment, agronomy and country operations businesses experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. Also in our Ag Business segment, our grain marketing operations are subject to fluctuations in volume and earnings based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and profitability in certain operating areas, such as refined products, in the summer and early fall when gasoline and diesel fuel usage is highest and is subject to global supply and demand forces. Other energy products, such as propane, may experience higher volumes and profitability during the winter heating and crop drying seasons.

Our revenue can be significantly affected by global market prices for commodities such as petroleum products, natural gas, grains, oilseeds and flour. Changes in market prices for commodities that we purchase without a corresponding change in the selling prices of those products can affect revenues and operating earnings. Commodity prices are affected by a wide range of factors beyond our control, including the weather, crop damage due to disease or insects, drought, the availability and adequacy of supply, government regulations and policies, world events, and general political and economic conditions.

While our revenues and operating results are derived from businesses and operations which are wholly-owned and majority-owned, a portion of our business operations are conducted through companies in which we hold ownership interests of 50% or less and do not control the operations. We account for these investments primarily using the equity method of accounting, wherein we record our proportionate share of income or loss reported by the entity as equity income from investments, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. These investments principally include our 50% ownership in each of the following companies: Agriliance LLC (Agriliance), TEMCO, LLC (TEMCO) and United Harvest, LLC (United Harvest) included in our Ag Business segment; Ventura Foods, LLC (Ventura Foods), our 24% ownership in Horizon Milling, LLC (Horizon Milling), and an approximate 22% ownership in US BioEnergy Corporation (US BioEnergy) included in our Processing segment; and our 49% ownership in Cofina Financial, LLC (Cofina) included in Corporate and Other.

In our fiscal year 2005, we sold the majority of our Mexican foods business, and in our fiscal year 2006, we sold the remaining assets. The operating results of the Mexican Foods business are reported as discontinued operations for three months ended November 30, 2005.

The consolidated financial statements include the accounts of CHS and all of our wholly-owned and majority-owned subsidiaries and limited liability companies, including National Cooperative Refinery Association (NCRA), included in our Energy segment. During fiscal 2006, our Energy segment investment in Provista Renewable Fuels Marketing, LLC (Provista) resulted in financial statement consolidation. The effects of all significant intercompany transactions have been eliminated.

Reconciling Amounts represent the elimination of sales between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual business segments.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Segment information for the three months ended November 30, 2006 and 2005 is as follows:

		Ag		Corporate	Reconciling
	Energy	Business	Processing	and Other	Amounts	Total

For the Three Months Ended November 30, 2006
Revenues	$1,853,409	$1,804,616	$155,024	$7,306	$(69,285)	$3,751,070
Cost of goods sold	1,702,786	1,746,843	148,463	(13)	(69,285)	3,528,794

Gross profit	150,623	57,773	6,561	7,319	—	222,276
Marketing, general and administrative	20,987	19,285	5,956	5,874		52,102

Operating earnings	129,636	38,488	605	1,445	—	170,174
Gain on sale of investment		(5,348)				(5,348)
Interest, net	385	5,170	2,887	(754)		7,688
Equity (income) losses from investments	(1,056)	10,589	(12,850)	(1,214)		(4,531)
Minority interests	18,961	(49)				18,912

Income from continuing operations before income taxes	$111,346	$28,126	$10,568	$3,413	$—	$153,453

Intersegment sales	$(67,820)	$(1,381)	$(84)		$69,285	$—

Goodwill	$3,654	$250				$3,904

Capital expenditures	$66,143	$8,600	$4,949	$500		$80,192

Depreciation and amortization	$21,016	$8,186	$3,650	$1,349		$34,201

Total identifiable assets at November 30, 2006	$2,130,876	$2,240,442	$600,463	$539,713		$5,511,494

For the Three Months Ended November 30, 2005
Revenues	$1,861,256	$1,490,543	$152,978	$7,324	$(58,588)	$3,453,513
Cost of goods sold	1,665,456	1,446,890	145,310		(58,588)	3,199,068

Gross profit	195,800	43,653	7,668	7,324	—	254,445
Marketing, general and administrative	17,441	21,162	4,958	6,065		49,626

Operating earnings	178,359	22,491	2,710	1,259	—	204,819
Interest, net	1,119	3,504	2,423	285		7,331
Equity (income) losses from investments	(838)	2,261	(9,591)	(1,009)		(9,177)
Minority interests	32,127	34				32,161

Income from continuing operations before income taxes	$145,951	$16,692	$9,878	$1,983	$—	$174,504

Intersegment sales	$(55,563)	$(2,327)	$(109)	$(589)	$58,588	$—

Goodwill	$3,041	$250				$3,291

Capital expenditures	$50,528	$12,097	$1,507	$392		$64,524

Depreciation and amortization	$15,737	$7,541	$3,481	$1,225		$27,984

Total identifiable assets at November 30, 2005	$2,105,351	$1,736,940	$456,272	$370,834		$4,669,397

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 12.	Commitments and Contingencies

Environmental

We have incurred capital expenditures related to actions taken to comply with the Environmental Protection Agency low sulfur fuel regulations required by 2006. These expenditures at our Laurel, Montana refinery and NCRA’s McPherson, Kansas refinery were complete in fiscal year 2006. We incurred capital expenditures from fiscal year 2003 through 2006 for these projects totaling $88.1 million at our Laurel, Montana refinery and $328.7 million at NCRA’s McPherson, Kansas refinery.

Guarantees

We are a guarantor for lines of credit for related companies. Our bank covenants allow maximum guarantees of $150.0 million, of which $55.0 million was outstanding on November 30, 2006. In addition, our bank covenants allow for guarantees dedicated solely for NCRA in the amount of $125.0 million, for which there are no outstanding guarantees.

In the past, we made seasonal and term loans to member cooperatives, and our wholly-owned subsidiary, Fin-Ag, Inc., made loans for agricultural purposes to individual producers. Some of these loans were sold to CoBank, ACB (CoBank), and we guaranteed a portion of the loans sold, some of which are still outstanding. Currently these loans are made by Cofina Financial, LLC (Cofina), in which we have a 49% ownership interest. We may, at our own discretion, choose to guarantee certain loans made by Cofina. In addition, we also guarantee certain debt and obligations under contracts for our subsidiaries and members.

Our obligations pursuant to our guarantees as of November 30, 2006 are as follows:

	Guarantee/		Exposure on
	Maximum		November 30,		Expiration	Triggering	Recourse	Assets Held
Entities	Exposure		2006	Nature of Guarantee	Date	Event	Provisions	as Collateral
	(Dollars in thousands)

The Company’s financial services cooperative loans sold to CoBank		*	$498	10% of the obligations of borrowers (agricultural cooperatives) under credit agreements for loans sold	None stated, but may be terminated by either party upon 60 days prior notice in regard to future obligations	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure
Provista Renewable Fuels Marketing, LLC	$20,000		10,000	Obligations by Provista under credit agreement	None stated	Credit agreement default	Subrogation against Provista	None
Horizon Milling, LLC	$5,000		—	Indemnification and reimbursement of 24% of damages related to Horizon Milling, LLC’s performance under a flour sales agreement	None stated, but may be terminated by any party upon 90 days prior notice in regard to future obligations	Nonperformance under flour sale agreement	Subrogation against Horizon Milling, LLC	None
TEMCO, LLC	$25,000		19,375	Obligations by TEMCO, LLC under credit agreement	None stated	Credit agreement default	Subrogation against TEMCO, LLC	None

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	Guarantee/		Exposure on
	Maximum		November 30,		Expiration	Triggering	Recourse	Assets Held
Entities	Exposure		2006	Nature of Guarantee	Date	Event	Provisions	as Collateral
	(Dollars in thousands)

TEMCO, LLC	$1,000		1,000	Obligations by TEMCO, LLC under counterparty agreement	None stated, but may be terminated upon 5 days prior notice in regard to future obligations	Nonpayment	Subrogation against TEMCO, LLC	None
Third parties		*	1,000	Surety for, or indemnificaton of surety for sales contracts between affiliates and sellers of grain under deferred payment contracts	Annual renewal on December 1 in regard to surety for one third party, otherwise none stated and may be terminated by the Company at any time in regard to future obligations	Nonpayment	Subrogation against affiliates	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Cofina Financial, LLC	$22,720		19,212	Loans to our customers that are originated by Cofina and then sold to ProPartners, which is an affiliate of CoBank	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Cofina Financial, LLC	$10,600		3,900	Loans made by Cofina to our customers	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure

			$54,985

*	The maximum exposure on any given date is equal to the actual guarantees extended as of that date.

Note 13.	Restatement

We previously restated our Consolidated Statement of Cash Flows for the three months ended November 30, 2005, in our Annual Report on Form 10-K for the year ended August 31, 2006, to correct an error in the classification of our cash flows received from our interest in joint ventures and distributions made to minority owners. We determined that a portion of the cash flows from our joint ventures should have been considered a return on our investment and classified as an operating activity as distributions from equity investments, instead of as an investing activity. Additionally, we previously reported distributions to minority owners as investing activities when they should have been classified as financing activities.

The restatement did not have an impact on our Consolidated Statement of Operations, Consolidated Statement of Shareholders’ Equities and Comprehensive Income, or total change in cash and cash equivalents on our Consolidated Statement of Cash Flows for the three months ended November 30, 2005. In addition, it did not have any impact on our Consolidated Balance Sheet as of November 30, 2005.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Summarized results of the previously reported and restated Consolidated Statement of Cash Flows for the three months ended November 30, 2005 is as follows:

	As	As
	Reported	Restated
	(Unaudited)
	(Dollars in thousands)

Cash flows from operating activities:
Distributions from equity investments		$3,532
Net cash provided by operating activities	$160,154	163,686
Cash flows from investing activities:
Equity investments redeemed	3,532
Investments redeemed	1,175	1,175
Distributions to minority owners	(11,677)
Net cash used in investing activities	(94,297)	(86,152)
Cash flows from financing activities:
Distributions to minority owners		(11,677)
Net cash used in financing activities	(62,119)	(73,796)
Net increase in cash and cash equivalents	3,738	3,738
Cash and cash equivalents at beginning of period	241,018	241,018
Cash and cash equivalents at end of period	244,756	244,756

1,375,983 Shares

CHS Inc.

8% Cumulative Redeemable Preferred Stock

PROSPECTUS

February      , 2007

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

SEC Registration Fee	$3,852
Accounting Fees and Expenses	$8,000
Legal Fees and Expenses	$45,000
Printing Fees	$40,000
Miscellaneous	$5,000

Total	$101,852

All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by CHS.

Item 14.	Indemnification of Officers and Directors

Section 308A.325 of the Minnesota cooperative law provides that a cooperative may eliminate or limit the personal liability of a director of a cooperative for breach of fiduciary duty as a director in the cooperative’s articles of incorporation, provided, however, that the articles may not limit the liability of a director for:

•	breach of the director’s duty of loyalty to the cooperative or its members;

•	acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law;

•	a transaction from which the director derived an improper personal benefit; or

•	an act or omission occurring before the date when the provision in the articles eliminating or limiting liability becomes effective.

Article IX of our Articles of Incorporation, as amended to date, eliminates or limits the personal liability of our directors to the greatest extent permissible under Minnesota law.

Article VI of our Bylaws provides that we shall indemnify each person who is or was a director, officer, manager, employee, or agent of this cooperative, and any person serving at the request of this cooperative as a director, officer, manager, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred to the fullest extent to which such directors, officers, managers, employees or agents of a cooperative may be indemnified under Minnesota law, as amended from time to time.

We maintain directors’ and officers’ liability insurance which covers certain liabilities and expenses of our directors and officers and cover us for reimbursement of payments to our directors and officers in respect of such liabilities and expenses.

Item 15.	Recent Sales of Unregistered Securities.

We have not sold any equity securities during the past three years that were not registered under the Securities Act of 1933, as amended.

Item 16.	Exhibits and Financial Statement Schedules

a.

Exhibit		Description

3.1		Articles of Incorporation of CHS Inc. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2005, filed November 18, 2005.
3.2		Bylaws of CHS Inc. (Incorporated by reference to the Company’s Form 10-Q for the quarter ended November 30, 2005, filed January 11, 2006.)
4.1		Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. I to the Company’s Registration Statement on Form S-2 (File No. 333-101916), dated January 13, 2003.)
4.2		Form of Certificate Representing 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-2 (File No. 333-101916), dated January 23, 2003.)
4.3		Unanimous Written Consent Resolution of the Board of Directors Amending the Amended and Restated Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-2 (File No. 333-101916), dated January 23, 2003.)
4.4		Unanimous Written Consent Resolution of the Board of Directors Amending the Amended and Restated Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock to change the record date for dividends. (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 2003, filed July 2, 2003.)
5.1		Opinion of Dorsey & Whitney LLP Regarding Legality of Securities Being Registered (including consent). (Previously filed.)
8.1		Opinion of Dorsey & Whitney LLP Regarding Tax Matters (including consent). (Previously Filed.)
10.1		Lease between the Port of Kalama and North Pacific Grain Growers, Inc., dated November 22, 1960. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-17865), filed December 13, 1996.)
10.2		Limited Liability Company Agreement for the Wilsey-Holsum Foods, LLC dated July 24, 1996. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-17865), filed December 13, 1996.)
10.3		Long Term Supply Agreement between Wilsey-Holsum Foods, LLC and Harvest States Cooperatives dated August 30, 1996.(*) (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-17865), filed January 24, 1997.)
10.4		TEMCO, LLC Limited Liability Company Agreement between Cargill, Incorporated and Cenex Harvest States Cooperatives dated as of August 26, 2002. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2002, filed November 25, 2002.)
10.5		Cenex Harvest States Cooperatives Supplemental Savings Plan. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2000, filed November 22, 2000.)
10	.5A	Amendment No. 3 to the CHS Inc. Supplemental Savings Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2006, filed July 12, 2006.)
10.6		Cenex Harvest States Cooperatives Supplemental Executive Retirement Plan. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2000, filed November 22, 2000.)
10	.6A	Amendment No. 4 to the CHS Inc. Supplemental Executive Retirement Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2006, filed July 12, 2006.)
10.7		Cenex Harvest States Cooperatives Senior Management Compensation Plan. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2000, filed November 22, 2000.)
10.8		Cenex Harvest States Cooperatives Executive Long-Term Variable Compensation Plan. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2000, filed November 22, 2000.)
10.9		Cenex Harvest States Cooperatives Share Option Plan. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2004, filed November 18, 2004.)

Exhibit		Description

10	.9A	Amendment to Cenex Harvest States Share Option Plan, dated June 28, 2001. (Incorporated by reference to the Company’s Registration Statement on Form S-2 (File No. 333-65364), filed July 18, 2001.)
10	.9B	Amendment No. 2 to Cenex Harvest States Share Option Plan, dated May 2, 2001. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2004, filed November 18, 2004.)
10	.9C	Amendment No. 3 to Cenex Harvest States Share Option Plan, dated June 4, 2002. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2004, filed November 18, 2004.)
10	.9D	Amendment No. 4 to Cenex Harvest States Share Option Plan, dated April 6, 2004. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2004, filed November 18, 2004.)
10.10		CHS Inc. Share Option Plan Option Agreement. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2004, filed November 18, 2004.)
10.11		CHS Inc. Share Option Plan Trust Agreement. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2004, filed November 18, 2004.)
10	.11A	Amendment No. 1 to the Trust Agreement. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2004, filed November 18, 2004.)
10.12		$225,000,000 Note Agreement (Private Placement Agreement) dated as of June 19, 1998 among Cenex Harvest States Cooperatives and each of the Purchasers of the Notes. (Incorporated by reference to the Company’s Form 10-Q Transition Report for the period June 1, 1998 to August 31, 1998, filed October 14, 1998.)
10	.12A	First Amendment to Note Agreement ($225,000,000 Private Placement), effective September 10, 2003, among CHS Inc. and each of the Purchasers of the notes. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2003 filed on November 21, 2003.)
10.13		2006 Amended and Restated Credit Agreement (Revolving Loan) by and between CHS Inc. and the Syndication Parties dated as of May 18, 2006. (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 2006, filed July 12, 2006.)
10.14		$200 Million Term Loan Credit Agreement dated as of June 1, 1998 among Cenex Harvest States Cooperatives, CoBank, ACB, and St. Paul Bank for Cooperatives, including Exhibit 2.4 (form of $200 Million Promissory Note). (Incorporated by reference to the Company’s Form 10-Q Transition Report for the period June 1, 1998 to August 31, 1998, filed October 14, 1998.)
10	.14A	First Amendment to Credit Agreement (Term Loan), effective as of May 31, 1999 among Cenex Harvest States Cooperatives, CoBank, ACB, and St. Paul Bank for Cooperatives. (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 1999, filed July 13, 1999.)
10	.14B	Second Amendment to Credit Agreement (Term Loan) dated May 23, 2000 by and among Cenex Harvest States Cooperatives, CoBank, ACB, St. Paul Bank for Cooperatives and the Syndication Parties.(7) (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 2000, filed July 10, 2000.)
10	.14C	Third Amendment to Credit Agreement (Term Loan) dated May 23, 2001 among Cenex Harvest States Cooperatives, CoBank, ACB, and the Syndication Parties. (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 2001, filed July 3, 2001.)
10	.14D	Fourth Amendment to Credit Agreement (Term Loan) dated May 22, 2002 among Cenex Harvest States Cooperatives, CoBank, ACB and the Syndication Parties. (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 2002, filed July 3, 2002.)
10	.14E	Fifth Amendment to Credit Agreement (Term Loan) dated May 21, 2003 by and among Cenex Harvest States Cooperatives, CoBank, ACB and the Syndication Parties. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2004, filed November 18, 2004.)
10	.14F	Sixth Amendment to Credit Agreement (Term Loan) dated as of May 20, 2004 by and among CHS Inc., CoBank, ACB, and the Syndication Parties. (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 2004, filed July 12, 2004.)
10	.14G	Seventh Amendment to Credit Agreement (Term Loan) dated as of May 19, 2005 by and among CHS Inc., CoBank, ACB, and the Syndication Parties. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2005, filed November 18, 2005.)

Exhibit		Description

10	.14H	Eighth Amendment to Credit Agreement (Term Loan) dated as of November 18, 2005 by and among CHS Inc., CoBank, ACB, and the Syndication Parties. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2005, filed November 18, 2005.)
10	.14I	Ninth Amendment to Credit Agreement (Term Loan) dated as of May 18, 2006 by and among CHS Inc., CoBank, ACB and the Syndication Parties. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2006.)
10.15		Limited Liability Agreement of United Harvest, LLC dated November 9, 1998 between United Grain Corporation and Cenex Harvest States Cooperatives. (Incorporated by reference to the Company’s Form l0-Q for the quarterly period ended November 30, 1998, filed January 13, 1999.)
10.16		Joint Venture Agreement for Agriliance LLC, dated as of January 1, 2000 among Farmland Industries, Inc., Cenex Harvest States Cooperatives, United Country Brands, LLC and Land O’Lakes, Inc. (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended February 29, 2000 filed April 11, 2000.)
10.17		Employment Agreement dated November 6, 2003 by and between John D. Johnson and CHS Inc. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2003 filed on November 21, 2003.)
10.18		CHS Inc. Special Supplemental Executive Retirement Plan. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2003 filed on November 21, 2003.)
10.19		Note purchase and Private Shelf Agreement dated as of January 10, 2001 between Cenex Harvest States Cooperatives and The Prudential Insurance Company of America. (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended February 28, 2001, filed April 10, 2001.)
10	.19A	Amendment No. 1 to Note Purchase and Private Shelf Agreement, dated as of March 2, 2001. (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended February 28, 2001, filed April 10, 2001.)
10.20		Note Purchase Agreement and Series D & E Senior Notes dated October 18, 2002. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2002, filed November 25, 2002.)
10.21		2003 Amended and Restated Credit Agreement ($15 million, 2 Year Facility) dated December 16, 2003 between CoBank, ACB, U.S. AgBank, FCB and the National Cooperative Refinery Association, Inc. (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended February 29, 2004, filed April 7, 2004.)
10	.21A	First Amendment to the 2003 Amended and Restated Credit Agreement between the National Cooperative Refinery Association and the Syndication Parties. (Incorporated by reference to the Company’s Form 8-K, filed December 20, 2005.)
10.22		Note Purchase and Private Shelf Agreement between CHS Inc. and Prudential Capital Group dated as of April 13, 2004. (Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 2004, filed July 12, 2004.)
10.23		Note Purchase Agreement for Series H Senior Notes dated September 21, 2004. (Incorporated by reference to the Company’s Current Report on Form 8-K filed September 22, 2004.)
10.24		Deferred Compensation Plan. (Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-121161), filed on December 10, 2004.)
10	.24A	First Amendment to CHS Inc. Deferred Compensation Plan. (Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-129464), filed November 4, 2005.)
10	.24B	Second Amendment to the CHS Inc. Deferred Compensation Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2006, filed July 12, 2006.)
10.25		New Plan Participants 2005 Plan Agreement and Election Form for the CHS Inc. Deferred Compensation Plan. (Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-121161), filed on December 10, 2004.)
10.26		Beneficiary Designation Form for the CHS Inc. Deferred Compensation Plan. (Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-121161), filed on December 10, 2004.)

Exhibit	Description

10.27	Share Option Plan Participants 2005 Plan Agreement and Election Form. (Incorporated by reference to the Company’s Registration Statement on Form S-8 (File No. 333-129464), filed November 4, 2005.)
10.28	Amended and Restated Loan and Security Agreement dated August 31, 2006, by and between Provista Renewable Fuels Marketing, LLC and LaSalle Bank National Association (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2006, filed November 22, 2006.)
10.29	Third Amendment to 2003 Amended and Restated Credit Agreement between National Cooperative Refinery Association and the Syndication Parties (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006)
10.30	City of McPherson, Kansas Taxable Industrial Revenue Bond Series 2006 registered to National Cooperative Refinery Association in the amount of $325 million. (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006.)
10.31	Bond Purchase Agreement between National Cooperative Refinery Association, as purchaser, and city of McPherson, Kansas, as issuer, dated as of December 18, 2006. (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006)
10.32	Trust Indenture between City of McPherson, Kansas, as issuer, and Security Bank of Kansas City, Kansas City , Kansas, as trustee, dated as of December 18, 2006. (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006.)
10.33	Lease agreement between City of McPherson, Kansas, as issuer, and National Cooperative Refinery Association, as tenant, dated as of December 18, 2006. (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006.)
10.34	Commercial Paper Placement Agreement by and between CHS Inc. and Marshal & Ilsley Bank dated October 30, 2006. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2006, filed January 11, 2007.)
10.35	Commercial Paper Dealer Agreement by and between CHS Inc. and SunTrust Capital Markets, Inc. dated October 6, 2006. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2006, filed January 11, 2007.)
10.36	First Amendment to Amended and Restated Loan and Security Agreement dated January 30, 2007, by and between Provista Renewable Fuels Marketing, LLC and LaSalle Bank National Association. (Incorporated by reference to our Current Report on Form 8-K filed January 31, 2007.)
12.1	Statement of Computation of Ratios. (Previously filed.)
21.1	Subsidiaries of the Registrant. (Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2006, filed November 22, 2006.)
23.1	Consent of Independent Registered Public Accounting Firm. (Previously filed.)
24.1	Power of Attorney dated October 4th, 2006. (Previously filed.)
24.2	Power of Attorney dated December 1st, 2006. (Previously filed.)

(*)	Pursuant to Rule 406 of the Securities Act of 1933, as amended, confidential portions of Exhibit 10.3 have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

b.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at	Additions:	Additions:	Deductions:	Balance at
	Beginning	Charged to Costs	Charged to	Write-offs, net	End
	of Year	and Expenses	Other Accounts	of Recoveries	of Year
	(Dollars in thousands)

Allowances for Doubtful Accounts
2006	$60,041	$11,414		$(17,557)	$53,898
2005	55,809	12,962		(8,730)	60,041
2004	31,618	32,254		(8,063)	55,809

	Balance at	Additions:	Additions:	Deductions:	Balance at
	Beginning	Charged to Costs	Charged to	Expenditures	End
	of Year	and Expenses	Other Accounts	for Maintenance	of Year
	(Dollars in thousands)

Accrued Turnaround(1)
2006	$19,035	$43,234		$(42,879)	$19,390
2005	12,949	21,558		(15,472)	19,035
2004	13,980	11,298		(12,329)	12,949

(1)	Accruals for planned major maintenance activities at our energy refineries

Report of Independent Registered Public Accounting Firm on

Financial Statement Schedule

To the Board of Directors and Members and Patrons of CHS Inc.:

Our audits of the consolidated financial statements of CHS Inc. and subsidiaries referred to in our report dated November 9, 2006 appearing on page F-30 of this Registration Statement also included an audit of the financial statement schedule included in Item 16(b) of this Registration Statement. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Minneapolis, Minnesota
November 9, 2006

Item 17.	Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 3 to Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Inver Grove Heights, State of Minnesota, on February 13, 2007.

CHS Inc.

By:	/s/ DAVID KASTELIC
David Kastelic
General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ JOHN D. JOHNSON John D. Johnson	President and Chief Executive Officer (Principal Executive Officer)	February 13, 2007

/s/ JOHN SCHMITZ John Schmitz	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 13, 2007

/s/ JODELL M. HELLER Jodell M. Heller	Vice President and Controller (Principal Accounting Officer)	February 13, 2007

* Michael Toelle	Director and Chairman of the Board	February 13, 2007

* Bruce Anderson	Director	February 13, 2007

* Donald Anthony	Director	February 13, 2007

* Robert Bass	Director	February 13, 2007

* Dennis Carlson	Director	February 13, 2007

* Curt Eischens	Director	February 13, 2007

* Steve Fritel	Director	February 13, 2007

* Robert Grabarski	Director	February 13, 2007

Name		Title	Date

* Jerry Hasnedl		Director	February 13, 2007

* David Kayser		Director	February 13, 2007

* James Kile		Director	February 13, 2007

* Randy Knecht		Director	February 13, 2007

* Michael Mulcahey		Director	February 13, 2007

* Richard Owen		Director	February 13, 2007

* Steve Riegel		Director	February 13, 2007

* Dan Schurr		Director	February 13, 2007

* Duane Stenzel		Director	February 13, 2007

By:	/s/ DAVID KASTELIC David Kastelic Attorney-in-Fact

*	Executed pursuant to a power of attorney previously filed with this Registration Statement on December 13, 2006